UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nippon Healthcare Toshi Hojin
(Name of Subject Company)

Nippon Healthcare Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Japan Rental Housing Investments Inc.
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takashi Chiba
General Manager of REIT Planning Dept.
Daiwa Real Estate Asset Management Co., Ltd.
6-2-1 Ginza, Chuo-ku, Tokyo, Japan.
(Telephone +81-3-6757-9650)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on November 20, 2019.

(2) Not applicable.

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Exhibit Index

Exhibit Number	Description
1	Notice Regarding Conclusion of Merger Agreement between Japan Rental Housing Investment Inc. and Nippon Healthcare Investment Corporation*

2	Notice Concerning Forecasts of Operating Results and Distributions for the Fiscal Period Ending September 2020 and the Fiscal Period Ending March 2021 after the Merger of Japan Rental Housing Investments Inc. and Nippon Healthcare Investment Corporation*

3	Notice Concerning Disposition of Assets*

4	Notice of Convocation of the 5th Unitholders’ General Meeting

*Previously submitted as part of Form CB on November 20, 2019.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ikuo Shoda
(Signature)

Ikuo Shoda
Executive Director
Japan Rental Housing Investments Inc.
(Name and Title)

January 17, 2020
(Date)

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EXHIBIT 4

Notice of Convocation of the 5th Unitholders’ General Meeting

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

January 16, 2020

To Our Unitholders:

Nippon Healthcare Investment Corporation

6-2-1 Ginza, Chuo-ku, Tokyo

Representative: Shunichi Suzuki, Executive Director

(Securities Code: 3308)

Notice of Convocation of the 5th Unitholders’ General Meeting

We hereby inform you that the 5th Unitholders’ General Meeting of Nippon Healthcare Investment Corporation (hereinafter referred to as the “Investment Corporation” or “NHI”) will be held in accordance with the following particulars, and you are cordially invited to attend such meeting.

In case you are unable to attend the meeting, you may vote in writing. In such case, we would appreciate it if you could indicate whether or not you would approve the proposals to be presented to the meeting in the enclosed Exercise of Voting Rights Form after reviewing the Reference Documents for the Unitholders’ General Meeting attached hereto and send us back the form by 5:00 p.m. of February 3, 2020 (Monday).

The Investment Corporation has the following provision regarding “deemed approval” in its Articles of Incorporation pursuant to Article 93, Paragraph 1 of the Act on Investment Trusts and Investment Corporations. Accordingly, please note that if you do not attend the meeting and fail to exercise your voting rights by using the Exercise of Voting Rights Form, you will be deemed to have approved the proposals presented to the meeting.

<Excerpt from the Articles of Incorporation of the Investment Corporation>

Article 15 (Deemed Approval)

1.	Any unitholder who does not attend a General Meeting of Unitholders and does not exercise his/her voting rights shall be deemed to have approved the proposals presented to such General Meeting of Unitholders (provided, however, that in cases where two or more proposals are presented and any such proposal is in conflict with another proposal, both of such proposals shall be excluded from such deemed approval).
2.	The number of voting rights held by the unitholder deemed to have approved the proposals in accordance with the preceding Paragraph shall be counted in the number of voting rights of the unitholders in attendance.

Regards

Particulars

1. Date and Time:	February 4, 2020 (Tuesday) at 10:00 a.m.
2. Venue:	17th Floor, GranTokyo North Tower, 1-9-1 Marunouchi, Chiyoda-ku, Tokyo

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3.	Purpose of the Unitholders’ General Meeting:

Agenda

Proposal 1:	Approval of Absorption-Type Merger Agreement with Japan Rental Housing Investments Inc.
Proposal 2:

Termination of Asset Management Agreement with Daiwa Real Estate Asset Management Co., Ltd.

The details of the proposals are as set forth in the following “Reference Documents for the Unitholders’ General Meeting.”

- End -

•	If you plan to attend the meeting, please submit the enclosed Exercise of Voting Rights Form to the receptionist at the meeting.
•	If it becomes necessary to amend any of the matters required to be described in the Reference Documents for the Unitholders’ General Meeting, amended documents will be posted on the Investment Corporation’s website (http://www.nippon-healthcare.co.jp).
•	You may appoint one other unitholder with voting rights to act as your proxy and to exercise your voting rights at the meeting by the proxy. In such case, the proxy shall be required to submit any documentary evidence of the authority to act as your proxy, together with the Exercise of Voting Rights Form, to the receptionist at the meeting.
•	If you redundantly exercise your voting rights by using the Exercise of Voting Rights Form, only the vote lastly made shall be deemed to be effective.
•	After the meeting, a briefing session on the asset management update will not be held by the Investment Corporation’s asset management company.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Reference Documents for the General Meeting of Unitholders

Proposals and Reference Matters

Proposal 1: Approval of Absorption-Type Merger Agreement with Japan Rental Housing Investments Inc.

1.	Reasons for the Absorption-Type Merger

NHI and Japan Rental Housing Investments Inc. (“JRH”) resolved at their respective Board of Directors meetings held on November 19, 2019 to implement an absorption-type merger between JRH as the surviving corporation and NHI as the absorbed corporation (the “Merger”) with the effective date of April 1, 2020, and entered into a merger agreement (the “Merger Agreement”) on November 19, 2019.

While the performance of each REIT is generally solid, there are currently more than 60 REITs in the whole J-REIT market and competition is intensifying. As of the end of October 2019, the total acquisition price of the assets under management of all REITs listed on the J-REIT market was approximately JPY18.9 trillion (Note), and the total market capitalization of such issuers was approximately JPY17.0 trillion. The investment target sectors of J-REITs are diverse, ranging from offices to retail facilities, residential facilities, logistics facilities, hotels, and healthcare facilities.The J-REIT market is expected to become an increasingly popular vehicle for real estate investments by further growth of the market. Under such circumstances, both REITs believe that they need to promptly implement appropriate measures in order to ensure competitiveness and differentiate themselves from other REITs and ultimately to achieve further growth and obtain the investors’ support in the J-REIT market.

Note:	Source: ARES J-REIT Databook issued by the Association for Real Estate Securitization

JRH is a “residential specialized REIT”, and was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange in June 2006 (securities code: 8986). JRH has been diversifying investment in rental housing across Japan with a focus on three main metropolitan areas including the 23 wards of Tokyo (Note). JRH implemented an absorption-type merger as the surviving corporation with Prospect REIT Investment Corporation as the absorbed corporation, effective on July 1, 2010, and added 52 properties (JPY52.9 billion based on acquisition price) to its portfolio. Since the merger, JRH has aimed to steadily improve the level of distributions by improving the quality of its portfolio through replacement of properties (disposition of existing properties and acquisition of new properties), strengthening overall operations, such as improving occupancy rates, and focusing on cost reductions, such as reducing interest-bearing debt expenses. As a result, JRH’s distribution per unit has increased to JPY2,040 for the fiscal period ended September 2019 and JRH manages a portfolio consisting of a total of 193 properties (a total acquisition price of JPY227.8 billion) and the total number of investment units issued and outstanding is 1,640,060 units as of November 19, 2019.

Note:	The three major metropolitan areas mean the Kanto metropolitan area, the Chukyo metropolitan area, and the Kinki metropolitan area.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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On the other hand, NHI was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange in November 2014 as the first J-REIT in Japan specializing in healthcare facilities (securities code: 3308), and has been diversifying its investments in healthcare facilities nationwide. NHI was established to address Japan’s structural problem of age demographics where the younger population is decreasing and the ratio of elderly people is increasing, and the associated social demand for the enhancement of private nursing homes and other facilities for the elderly, the supply of which is thought to be insufficient. As such, NHI has aimed to seize the opportunity to monetize the increasing social demand and contribute to the realization of Japan’s major policy to improve the residential environment for the elderly. As of November 19, 2019, NHI manages a portfolio of 23 properties (total acquisition price of JPY19.7 billion) and the total number of investment units issued and outstanding is 74,632 units.

The asset manager of both REITs is Daiwa Real Estate Asset Management Co., Ltd. (“DR”), a wholly owned subsidiary of Daiwa Securities Group Inc. (“DSGI”), which is a sponsor of both REITs. As of November 19, 2019, DR was entrusted with asset management business of five investment corporations: Daiwa Office Investment Corporation, Daiwa Residential Private Investment Corporation, Daiwa Hotel Private Investment Corporation, and both REITs (which means DR manages the largest number of investment corporations in Japan among asset managers of investment corporations), in addition to other real estate funds other than investment corporations. DR has accumulated a track record of asset management assisted by DSGI’s sponsor support.

To date, both REITs have taken the following measures to ensure stable income over the medium to long term and steady expansion of their assets, taking advantage of their respective characteristics. At the same time, both REITs are also aware of the challenges they are facing.

JRH has achieved sustained dividend growth by taking advantage of steady demand for rental housing, with a focus on the three major metropolitan areas including the 23 wards of Tokyo, as well as other regions, and by establishing a stable portfolio of 227.8 billion based on the total acquisition price. However, JRH is being affected by changes in the supply-demand conditions in the rental housing investment market, as is the case with other residential J-REITs. For instance, the competition for acquisition of superior properties has intensified under the continued low interest rate environment. In such situation, JRH has adopted a property replacement strategy with a view to improve the quality of portfolio as a top priority under the new medium-term target (“JRH New Medium-Term Target”) established and announced by JRH in May 2019, and has been replacing its owned properties steadily thereafter, but JRH expects it will take some period of time (approximately three to five years) to complete such strategy.

NHI has developed its expertise on healthcare assets, which is a growing market, has established good relationship with operators by engaging in numerous transactions with operators, and has accumulated a track record of asset management, under the backdrop of the social demand for the enhancement of private nursing homes and other facilities for the elderly under the macro environment of age demographics, where the younger population is decreasing and the ratio of elderly people is increasing. On the other hand, there are constraints on opportunities for external growth due to factors such as stagnation in its investment unit price due to the small scale of its portfolio assets.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Under such circumstances, given that both REITs are managed by the same asset manager and sponsored by the same company and that both REITs manage assets that can be considered as having a certain degree of affinity in the framework of “places where people live and reside” for a wide range of age groups from students, single-person households, DINKS (double-income households with no kids), and families to senior households, expansion of their respective investment targets through the Merger from the current ones (rental housing/healthcare facilities) into those with a certain degree of affinity in the above framework would enable JRH to secure investment opportunities in other asset classes in order to achieve the JRH New Medium-Term Target earlier than scheduled under the circumstances where competition for acquisition is becoming more and more intensified in the rental housing investment market, as well as to secure opportunities to acquire healthcare facilities warehoused by the same sponsor after the Merger, and would enable NHI to secure large-scale external growth opportunities and improve stability in its portfolio income and risk diversification by increasing the likelihood of equity financing through future issuance of new investment units as a result of expansion of asset size and market capitalization. Therefore, both REITs believe that the Merger would contribute to resolving each of the challenges they are facing as stated above. In addition, both REITs share the view that as a result of industry reorganization and new entries led by major companies in the healthcare industry, the credit risk of healthcare operators, which had been an issue of concern, has declined and thereby the difference of the cap rates between rental housing and healthcare facilities is now considered to be almost ignorable. Accordingly, both REITs has reached the conclusion that the Merger would combine the characteristics and strengths of both REITs and re-characterize both REITs as a REIT that comprehensively provides comfortable living spaces suited to each life stage that “support life and lifestyle of everyone” and therefore it would contribute to ensure further growth in the future and thereby maximize unitholders’ value by securing earnings and stabilizing and improving distribution. Accordingly, both REITs entered into the Merger Agreement as of November 19, 2019. Further, JRH and NHI have been operated as REITs specializing in rental housing and healthcare facilities respectively. There are some differences in characteristics between these two asset classes such as in the number of investment properties, market size, tenant composition, and necessity of management by operators. However, as mentioned above, in the framework of “places where people live and reside” and from the viewpoint of stable cash flow, there would be a closer affinity in the combination of rental housing and healthcare facilities, as compared with the combination of rental housing or healthcare facilities with other asset classes such as offices, retail facilities and logistics facilities. Therefore, both REITs believe that, in order to resolve the issues that both REITs have faced so far, the expansion of their investment targets into asset classes with a certain affinity to each other would be in line with unitholders’ expectations from the viewpoint of the investment risk/return profile. The Merger would enable both REITs, as a united single REIT, to flexibly respond to the social demand shift from rental housing to healthcare facilities in response to the aging population and changes in the social structure. Both REITs will dispose of 27 JRH properties with a total anticipated disposition price of JPY13,606 million on April 1, 2020, which is the effective date of the Merger, and will acquire 28 healthcare facilities with a total anticipated acquisition price of JPY62,660 million (the “Assets to be Acquired”) on April 2, 2020, which is the day immediately following the effective date of the Merger, subject to the Merger taking into effect and other condition precedents. Both REITs will replace their assets with a view to improve the quality of the portfolio at the same time as expanding their assets through the Merger. In addition, JRH will issue its new investment units by way of a third-party allotment as of the effective date of the Merger, and allocate the proceeds of such issuance to partially fund the acquisition of the Assets to be Acquired. Through the Merger and a series of related transactions (the “Merger and Related Transactions”), it is expected that JRH will be able to (i) increase its asset size and market capitalization, (ii) improve the quality of its portfolio by achieving the JRH New Medium-Term Target earlier than scheduled, (iii) increase level of distributions and (iv) enhance future external growth opportunities through the expansion of its investment targets. On the other hand, NHI will be able to (i) improve liquidity of its investment units through the expansion of its asset size and market capitalization, (ii) achieve significant external growth of its healthcare asset at an early stage, and (iii) strengthen operational alliance with Good Time Living Co. Ltd. (former Orix Living Co. Ltd.) (“Good Time Living”), a healthcare operator that became a subsidiary of DSGI in August 2019, and, thereby, improve income stability, and (iv) obtain flexible property acquisition capability through improvement of financing capacity. Both REITs believe that these are expected to contribute to ensuring stable leasing income in the medium to long term and to sustainable improvement of the unitholders’ value.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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DSGI, which is the sponsor of both REITs, is further promoting its efforts to achieve SDGs (Sustainable Development Goals) through Good Time Living’s healthcare operation business by, for example, implementing initiatives that contribute to “Good Health and Well-being for All People”, which is one of the goals of its SDGs. DSGI will further strengthen its real estate asset management business under its medium-term management plan “Passion for the Best 2020,” while demonstrating its strong sponsorship commitment through the Merger and Related Transactions and providing support for the sustainable growth of the REIT after the Merger.

The total asset size of the REIT after the Merger and Related Transactions (equivalent to the total of (i) the (anticipated) acquisition price of JRH’s assets as of April 2, 2020 and (ii) the total (estimated) value of NHI’s existing assets to be accepted by JRH) will reach approximately JPY 303.0 billion, enabling a significant expansion of the asset size. In addition, after the Merger and Related Transactions, the portfolio will be diversified to a certain extent with 71% in residential facilities and 29% in healthcare facilities (each based on the (anticipated) acquisition price), and the average building age (Note) will be younger with such age of residential facilities decreasing from 15.2 to 14.8 years and such age of healthcare facilities decreasing from 11.8 to 8.2 years respectively, which will improve the portfolio quality. Through a wide range of investments in residential and healthcare facilities, both REITs will aim to further increase unitholders’ value by realizing stability and sustainable growth through flexible real estate management that will meet the needs of changing social conditions. In addition, it is expected that the aforementioned external growth and internal growth strategies will lead to increase in distributions, and that the Merger will increase the stability of investment unit prices brought by enhanced liquidity of the investment units.

Note:	The average building age is the weighted average age obtained by dividing the building ages as of November 19, 2019 by the sum of the (anticipated) acquisition prices.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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We would highly appreciate it if unitholders could support the purpose of the Merger Agreement and grant their approval.

2.	Outline of the Absorption-Type Merger Agreement

As described in Schedule 1.

3.	Outline of Matters Listed in Article 193(1) (i) through (iii) of Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations
(1)	Matters concerning the adequacy of consideration for merger

(i)	Adequacy of the total amount, calculation method, and allotment of the consideration for merger to be delivered in the absorption-type merger

A.	Merger ratio and allotment

a.	Allotment of new investment units

JRH will issue, to NHI unitholders (those unitholders stated or recorded in the final unitholders registry on the day immediately preceding the effective date of the Merger (excluding NHI unitholders who demanded the buyback of their investment units pursuant to Article 149-3 of the Investment Trust Act (excluding unitholders that have withdrawn such request for buyback), and hereinafter referred to as the “Allotted Unitholders”)), the number of investment units as is calculated by multiplying by 2.05 the aggregate number of investment units of NHI owned by the Allotted Unitholders, and will allot and deliver to the Allotted Unitholders 2.05 investment units of JRH per one investment unit of NHI owned by the Allotted Unitholders. If fractional units less than one unit will be generated for the number of investment units of JRH to be issued to the Allotted Unitholders, those fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who hold fractions in proportion to the size of their holdings of fractions.

	JRH (surviving corporation)	NHI (absorbed corporation)
Allocation of units upon the Merger	1	2.05

b.	Delivery of merger payment

In addition to the abovementioned investment units, JRH intends to pay, within a reasonable period after the effective date of the Merger, to the Allotted Unitholders, in lieu of the cash distribution pertaining to NHI’s final fiscal period from November 1, 2019 to March 31, 2020, a payment on merger corresponding to the cash distribution based on NHI’s distributable income for that same period. Such payment on merger will be an amount (disregarding any fractions of a yen) equivalent to NHI’s distributable income on the date immediately preceding the effective date of the Merger divided by the total number of issued NHI investment units on that date, less the number of investment units held by unitholders other than the Allotted Unitholders; the same will be applicable hereinafter.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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B.	Basis and process of calculation

JRH appointed Ernst & Young Transaction Advisory Services Co., Ltd. (“EYTAS”) and NHI appointed Deloitte Tohmatsu Financial Advisory LLC (“DTFA”), respectively, as their respective financial advisors for the Merger. In order to ensure the fairness of the calculation of the merger ratio for the Merger, both REITs have requested that their respective financial advisor conduct financial analyses of the merger ratio for the Merger.

EYTAS performed its financial analyses of the merger ratio by adopting the following methods in order to analyze the investment units of both REITs from multiple perspectives. EYTAS adopted (i) the market investment unit price analysis for the purpose of reflecting into its financial analyses the prices of the investment units of both REITs on the Tokyo Stock Exchange as such investment units are listed thereon, (ii) the dividend discount model (“DDM”) for the purpose of reflecting into its financial analyses the theoretical dividends that the unitholders of both REITs would receive in the future, (iii) the comparable similar investment corporation analysis for the purpose of reflecting into its financial analyses the valuation based on the investment unit prices of other J-REITs conducting business similar to that of both REITs and (iv) the adjusted net asset value approach for the purpose of reflecting into its financial analyses the unrealized gains/losses in respect of the assets held by both REITs. A summary of EYTAS’s analyses is shown below.

Method of Analysis	Range of Merger Ratios
Market investment unit price analysis	1.97 ~ 2.07
DDM	1.61 ~ 2.18
Comparable similar investment corporation analysis	1.94 ~ 2.06
Adjusted net asset value approach	2.06

Taking into account recent market conditions for the investment units of both REITs, EYTAS used, as their market investment unit prices, the closing investment unit prices as of the financial analysis date, the average closing investment unit prices for the one-month, three-month and six-month periods preceding the financial analysis date, which was set as November 18, 2019.

The calculation and analyses of the merger ratio by EYTAS are also based on certain other assumptions apart from what is indicated above.

The profit plans of both REITs used by EYTAS as the basis for the DDM does not include any fiscal periods in which significant changes in profit are projected.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Note:	EYTAS did not independently assess or evaluate the assets and liabilities of both REITs or perform a detailed examination of the assets and liabilities in coordination with a certified public accountant or any other professional. In calculating the merger ratio, EYTAS used the financial information of both REITs and other investment corporations, market data, analyst reports and other publicly disclosed information and financial, economic and market indicators to which EYTAS could refer. EYTAS calculated the merger ratio on the premise that there was no undisclosed information that could have a material impact on its analysis of the merger ratio. Furthermore, in calculating the merger ratio, EYTAS assumed that all of the information and materials EYTAS relied on were accurate and complete and that the future business plans and financial forecasts of both REITs included in such information and materials were reasonably prepared based on the best possible forecasts and judgment of both REITs at the time they were made; EYTAS did not independently check or verify the accuracy, reasonableness or feasibility or other aspects of such information and materials.

DTFA performed its financial analyses of the merger ratio by adopting the following methods. DTFA adopted (i) the average market investment unit price analysis as the investment units of both REITs are listed on the Tokyo Stock Exchange and there are market investment unit prices available, (ii) the dividend discount model (DDM) for the purpose of reflecting into its financial analyses the theoretical dividends that the unitholders of both REITs would receive in the future, (iii) the comparable similar investment corporation analysis as there are several listed investment corporations comparable to both REITs and the investment unit value may be analogically inferred by using the comparable similar investment corporation analysis and (iv) the adjusted net asset value approach for the purpose of reflecting into its financial analyses the unrealized gains/losses in respect of the assets held by both REITs. A summary of DTFA’s analyses is shown below.

Method of Analysis	Range of Merger Ratios
Average market investment unit price analysis	1.97 ~ 2.07
DDM	1.96 ~ 2.24
Comparable similar investment corporation analysis	1.76 ~ 2.15
Adjusted net asset value approach	2.12 ~ 2.16

Taking into account recent market conditions for the investment units of both REITs, DTFA used, as their market investment unit prices, the closing investment unit prices as of the financial analysis date, the average closing investment unit prices for the one-week, one-month, three-month and six-month periods preceding the financial analysis date, which was set as November 18, 2019.

The calculation and analyses of the merger ratio by DTFA are also based on certain other assumptions apart from what is indicated above.

The future profit plans of both REITs used by DTFA as the basis for the DDM does not include any fiscal periods in which significant changes in profit are projected.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Note:	DTFA did not independently assess or evaluate the assets and liabilities of both REITs or perform a detailed examination of the assets and liabilities in coordination with a certified public accountant or any other professional. In calculating the merger ratio, DTFA used the financial information of both REITs and other investment corporations, market data and other publicly disclosed information and financial, economic and market indicators to which DTFA could refer. DTFA calculated the merger ratio on the premise that there was no undisclosed information that could have a material impact on its analysis of the merger ratio. Furthermore, DTFA assumed that all of the information and materials DTFA relied on were accurate and complete and that the future business plans and financial forecasts of both REITs included in such information and materials were reasonably prepared based on the best possible forecasts and judgment of both REITs at the time they were made; DTFA did not independently check or verify the accuracy, reasonableness or feasibility or other aspects of such information and materials.

As a result of careful discussions and negotiations between both REITs, taking comprehensively into consideration factors such as the financial performance and condition of the assets and liabilities of each, their future business prospects, the merits of the Merger and the results of the analyses performed by their respective financial advisors, both REITs concluded that the above merger ratio is appropriate.

The measures taken by NHI and JRH to ensure fairness in connection with execution of the Merger Agreement are as explained below.

a.	Measures to ensure fairness in the process of considering appropriateness of the Merger and the merger ratio

Regarding both REITs, DR conducts their respective asset management operations. In this respect, in considering the Merger and giving advice and support to the Board of Directors of each of NHI and JRH, DR ensured that information was thoroughly blocked through a system where (i) different working groups, consisting of the different asset management department heads (JRH: Head of JRH Asset Management Department/NHI: Head of Asset Management Department) and the different asset management departments (JRH: JRH Asset Management Department/NHI: Asset Management Department), were assigned to each team responsible for the asset management operations of each REIT and (ii) a Chinese wall was appropriately built between the relevant asset management departments. In addition, if a relevant asset management department needed to communicate information in a way that may cause a conflict of interests, in the course of their consideration of the Merger, DR ensured that such information was communicated through respective financial advisor individually appointed by each REIT and thereby prevented direct contact between the relevant asset management departments under such situation.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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In considering the Merger and giving advice and support to the Board of Directors of each of NHI and JRH, each of the asset management department heads and each of the asset management departments reported the status of their considerations to the Board of Directors of each REIT on a timely basis with each board being composed of the respective REIT’s executive director (who is not an officer or employee of the asset manager) and two supervisory directors (whose independence from the asset manager is ensured as required by the Investment Trust Act). All material matters for their consideration, including the execution of the Merger Agreement, were deliberated on and approved by their respective Board of Directors.

In accordance with the Articles of Incorporation of JRH and the Asset Management Agreement with the JRH, DR will receive from JRH, the surviving REIT, the merger fee and the management fee for the management of the assets after the Merger takes effect, but the merger ratio will not affect the amount of any of such fees. DR also agreed with NHI, among other things, that the merger fee payable by NHI to DR upon the Merger and the Management Fee I (based on assets under management) and the Management Fee II (based on operating income) for the final fiscal period will be zero, and that the administrative fee for handling the General Meeting of Unitholders of NHI will be reduced.

Furthermore, JRH appointed Nagashima Ohno & Tsunematsu and NHI appointed Kimura Takushima & Yamaguchi, as their respective legal advisors for the Merger, and both REITs received independent advice on the methodology and process relating to the procedures and decision-making process required for the Merger.

b.	Measures to ensure fairness in the calculation of the merger ratio

As discussed above, in order to ensure the fairness of the Merger, JRH obtained from EYTAS as an independent financial advisor for the benefit of its unitholders, a written merger ratio calculation report providing analyses based on certain assumptions in respect of the merger ratio from a financial perspective.

On the basis of the foregoing, JRH’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger with respect to the calculation of the merger ratio.

On the other hand, in order to ensure the fairness of the Merger, NHI obtained from DTFA as an independent financial advisor for the benefit of its unitholders, a written merger ratio calculation report providing analyses based on certain assumptions in respect of the merger ratio from a financial perspective.

On the basis of the foregoing, NHI’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger with respect to the calculation of the merger ratio.

However, both REITs did not obtain written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable for their respective unitholders from a financial perspective.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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c.	Relationship with the Financial Advisors

Neither EYTAS nor DTFA falls under a related party of both REITs as defined in Article 67, Paragraph 4 of the Regulation on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006 as amended) and do not have any material interests in connection with the Merger that should be disclosed.

(ii)	Reason for selecting cash as part of the consideration for merger

Instead of cash distributions to the unitholders of NHI for NHI’s final fiscal period ending on the day before the effective date, JRH will, within a reasonable period after the effective date of the Merger, make a payment on merger to the Allotted Unitholders or the registered pledgees of investment units held by Allotted Unitholders, in lieu of the cash distribution pertaining to NHI’s final fiscal period, corresponding to the cash distribution based on NHI’s distributable income for that same period.

For distributing the result of asset management of NHI for final fiscal period from November 1, 2019 to March 31, 2020, the above cash is paid as a payment on merger instead of cash distribution.

(iii)	Adequacy of provisions regarding the unitholders’ capital of JRH

A.	Total unitholders’ capital: 0 yen

B.	Capital surplus: The amount obtained by deducting the amount provided for in the preceding item from the amount of the change in unitholders’ capital as provided for in Article 22, Paragraph 1 of the Ordinance on Accountings of Investment Corporations

(2)	Matters that will serve as a reference with regard to the consideration for merger

(i)	Provisions of the articles of incorporation of the surviving corporation (JRH)

As described in Schedule 2. As stipulated in the Merger Agreement (Schedule 1), JRH shall hold a general meeting of unitholders to request for approval of amendments to the article of incorporation as shown in Annex 1 (Proposed amendment to articles of incorporation) of Schedule 1.

(ii)	Exchangeability into cash of the investment units to be delivered as the consideration for merger

A.	Market on which those investment units will be traded

The Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange

B.	Brokers, intermediaries, or agencies for the trading of those investment units

Securities companies, etc. that are trading participants or members of the above stock exchange

(iii)	Market price of the investment units to be delivered as the consideration for merger

The highest and lowest investment unit prices (closing prices) of JRH for the last six months are as follows.

Month	June 2019	July 2019	August 2019	September 2019	October 2019	November 2019
Highest (yen)	178,000	91,400	98,400	101,300	105,800	222,000
Lowest (yen)	172,500	84,800	90,500	98,400	98,900	191,800

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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(3)	Matters related to appropriateness of provisions regarding unit acquisition rights pertaining to the merger

Not applicable.

(4)	Matters related to financial statements, etc.

(i)	Matters related to the surviving corporation (JRH)

A.	Details of financial statements, asset management report, and financial statements of cash distributions pertaining to the most recent fiscal period of JRH are as described in Schedule 3.

B.	Details of disposition of material assets, assumption of significant obligations, or any other event materially affecting the status of an investment corporation’s assets that has occurred after the last day of the most recent fiscal period of JRH

a.	JRH entered into a merger agreement dated November 19, 2019, to implement an absorption-type merger with JRH as the surviving corporation and NHI as the absorbed corporation with the effective date being April 1, 2020.

b.	JRH entered into purchase and sale agreements dated November 19, 2019 to dispose of 27 properties (total anticipated sale price of 13,606 million yen) with the anticipated sale date being April 1, 2020. It is provided in the purchase and sale agreements that the disposition by JRH of the assets to be sold is on condition that the Merger takes effects and subject to other conditions precedent.

c.	On November 19, 2019, JRH decided on issue of new investment units by way of third party allotment. Issue of new investment units by JRH is on condition that the Merger takes effects and subject to other conditions precedent.

The overview of the issue of new investment units is as follows.

①	Number of new investment units issued	262,891 units
②	Issue price	98,900 yen per unit
③	Total issue price	25,999,919,900 yen
④	Offering or allotment method	By way of third-party allotment
⑤	Subscription date	March 31, 2020 (Tuesday)
⑥	Payment date	April 1, 2020 (Wednesday)
⑦	Allottees and number of units to be alloted	Daiwa Securities Group Inc.: 252,780 units Good Time Living Co. Ltd.: 10,111 units
⑧	Subscription units	One unit or more in multiples of one unit
⑨	Investment units offering handling agent	Daiwa Securities Co. Ltd.
⑩	Others	Each item described above is subject to effectuation of registration under the Financial Instruments and Exchange Act, and effectuation of the Merger, among other conditions

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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d.	On October 29, 2019, JRH acquired the following asset.

Name of Property	Type	Location	Acquisition price (thousand yen)	Date of purchase agreement	Acquisition date	Seller
Gran Casa Honkomagome	Real estate	Bunkyo-ku, Tokyo	1,500,000	May 31, 2019	October 29, 2019	Undisclosed

In addition, on September 20, 2019, JRH decided on acquisition of the following asset.

Name of Property	Type	Location	Anticipated acquisition price (thousand yen)	Date of purchase agreement	Anticipated acquisition date	Seller
(Temporary name) Sengoku 4-chome PJ	Real estate	Bunkyo-ku, Tokyo	1,480,000	September 20, 2019	April 10, 2020	Undisclosed

(ii)	Matters related to the absorbed corporation (NHI)

     Details of disposition of material assets, assumption of significant obligations, or any other event materially affecting the status of an investment corporation’s assets that has occurred after the last day of the most recent fiscal period of NHI

a.	NHI entered into a merger agreement dated November 19, 2019, to implement an absorption-type merger with JRH as the surviving corporation and NHI as the absorbed corporation with the effective date being April 1, 2020.

b.	NHI entered into purchase and sale agreements dated November 19, 2019 to acquire 28 healthcare properties (total anticipated acquisition price of 62,660 million yen) with the anticipated acquisition date being April 2, 2020. It is provided in the purchase and sale agreements that the acquisition by NHI of the assets to be acquired is on condition that the Merger takes effects and subject to other conditions precedent.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Proposal 2: Approval of Merger Agreement with Japan Rental Housing Investments Inc.

In connection with the Merger, NHI decided to terminate the asset management agreement with the Asset Manager on the effective date of the Merger on condition that the Merger becomes effective. Therefore, NHI requests that such termination be approved.

Please note that JRH has entered into an asset management agreement with the Asset Manager and the Asset Manager will continue to be entrusted with the asset management of JRH, the surviving corporation (scheduled to change its trade name into “Daiwa Securities Living Investment Corporation”) after the Merger.

This proposal shall be effective on condition that the Proposal 1 “Approval of Merger Agreement with Japan Rental Housing Investments Inc.” have been approved as originally submitted and the Merger have taken effect.

Reference Information

If any of the proposals submitted to the upcoming General Meeting of Unitholders are in conflict with each other, the provisions concerning “deemed approval” provided for in Article 93, Paragraph 1 of the Act on Investment Trusts and Investment Corporations and in Article 15, Paragraph 1 and Paragraph 2 of the Articles of Incorporation of the Investment Corporation will not apply to any of such proposals.

Proposals 1 and 2 above include no conflicting proposals.

- End -

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Schedule 1

Merger Agreement

November 19, 2019

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Merger Agreement

Japan Rental Housing Investments Inc. (“JRH”) and Nippon Healthcare Investment Corporation (“NHI”) hereby enter into this merger agreement (this “Agreement”) as follows with respect to the merger between JRH and NHI (the “Merger”).

Article 1       Merger Method

JRH and NHI shall conduct an absorption-type merger as provided for in Article 147 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trust Act”) in which JRH is the surviving corporation and NHI is the absorbed corporation.

Article 2       Trade Names and Addresses of Merger Parties

The trade names and addresses of the surviving corporation and absorbed corporation are as follows:

(1)	Surviving corporation’s trade name and address

Trade name: Japan Rental Housing Investments Inc.

Address: 4-17-33 Minami-aoyama, Minato-ku, Tokyo

(2)	Absorbed corporation’s trade name and address

Trade name: Nippon Healthcare Investment Corporation

Address: 6-2-1 Ginza, Chuo-ku, Tokyo

Article 3       Method for Calculating Number of Investment Units of JRH to Be Delivered Through Merger and Matters Concerning Allotment of Them

1.	Upon the Merger, JRH will newly issue investment units of JRH in the amount (rounded down to the nearest unit) of 2.05 times the total number of investment units of NHI held by unitholders set forth or recorded in NHI’s last unitholders’ register as of the day immediately preceding the Effective Date (excluding JRH, NHI, and unitholders of NHI who have requested that NHI buyback investment units they hold under Article 149-3 of the Investment Trust Act (excluding unitholders that have withdrawn such request for buyback); the “Unitholders to Receive Allotment”), and JRH will allot 2.05 investment units of JRH for each investment unit of NHI to the Unitholders to Receive Allotment.

2.	In respect of the preceding paragraph, if the number of investment units of JRH that shall be delivered to the Unitholders to Receive Allotment includes a fraction of less than one unit, JRH shall handle such fractions in accordance with the provisions of Article 149-17 of the Investment Trust Act.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Article 4       Matters Concerning Total Amount of Investment of the Surviving Corporation

The total amount of investment and the amount of investment surplus of JRH to be increased through the Merger are as set out below. However, JRH and NHI may change such amount through consultation and agreement in consideration of the financial condition of JRH and NHI as of the day immediately preceding the Effective Date.

(1)	Total Amount of Investment:

0 yen

(2)	Amount of Investment Surplus:

The amount obtained by deducting the amount provided for in the preceding item from the amount of the change in unitholders’ capital as provided for in Article 22, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006; as amended)

Article 5       Effective Date

The Effective Date of the Merger shall be April 1, 2020; provided, however, that JRH and NHI may, through consultation and agreement, change the Effective Date if it is necessary to do so, in relation to the progress of the procedures for the Merger or for any other reason.

Article 6       General Meeting of Unitholders for Approval of Merger Agreement, etc.

1.	On February 13, 2020 or other day JRH and NHI separately agree to, JRH shall hold a general meeting of unitholders to request for approval of the following matters: (i) a proposal to amend the articles of incorporation as set forth in Annex 1; (ii) a proposal to appoint the persons set forth in Annex 2 or other persons JRH and NHI separately agree to as executive directors and supervisory directors on the Effective Date on the condition that the Merger has taken effect; and (iii) other proposals separately agreed by and between JRH and NHI. JRH shall execute the Merger pursuant to Article 149-7, Paragraph 2 the Investment Trust Act, without obtaining approval for this Agreement at a general meeting of unitholders under Paragraph 1 of that Article.

2.	On February 4, 2020 or other day JRH and NHI separately agree to, NHI shall hold a general meeting of unitholders to request for approval of the following matters: (i) approval of this Agreement pursuant to Article 149-2, Paragraph 1 of the Investment Trust Act; (ii) the termination of its asset management agreement with Daiwa Real Estate Asset Management Co., Ltd. (“DR”) on the condition that the Merger has taken effect; and (iii) other proposals separately agreed by and between JRH and NHI.

Article 7       Post-Merger Trade Name, Related Corporations, etc. of JRH

1.	JRH’s trade name shall be changed to Daiwa Securities Living Investment Corporation after the Merger.

2.	The asset management company (which is prescribed in Article 2, Paragraph 21 of the Investment Trust Act; the same shall apply hereinafter), the asset custody company (which is prescribed in Article 2, Paragraph 22 of the Investment Trust Act; the same shall apply hereinafter), the administrative agent (which is prescribed in Article 2, Paragraph 23 of the Investment Trust Act, and which is entrusted with the business affairs prescribed in each of the items of Article 117 of the Investment Trust Act; the same shall apply hereinafter), and the accounting auditor of JRH shall not change upon the Merger; provided, however, that this shall not apply if JRH and NHI separately consult and agree otherwise.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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3.	On the condition that the Merger has taken effect, NHI shall terminate, as of the Effective Date, its asset management agreement with DR, asset custodian agreement with its asset custody company, audit agreement with its accounting auditor, general administrative service agreement with its administrative agent and other agreements separately agreed by and between JRH and NHI; provided, however, that this shall not apply if JRH and NHI separately consult and agree otherwise.

Article 8       Cash Distribution

1.	From (and including) the date of execution of this Agreement to (but not including) the Effective Date, JRH shall not distribute cash to unitholders, or acquire investment units with compensation upon agreement with unitholders except for the distribution of cash in the total amount of JPY 3,345 million (JPY 2,040 per unit) for the fiscal period ended September 30, 2019 to unitholders or registered pledgees of investment units set forth or recorded on JRH’s last unitholders’ register as of September 30, 2019.

2.	From (and including) the date of execution of this Agreement to (but not including) the Effective Date, NHI shall not distribute cash to unitholders, or acquire investment units with compensation upon agreement with unitholders except for the distribution of cash in the amount within the distributable profit (meaning the profit as defined in Article 136, Paragraph 1 of the Investment Trust Act; the same shall apply hereinafter) for the fiscal period ended October 31, 2019 as well as the distribution of cash in excess of the profit (return of capital which falls under distribution from unitholder’s capital for Japanese tax law purposes) in the amount within 40% of the depreciation expense for the fiscal period to be made pursuant to the internal rule of DR, to unitholders or registered pledgees of investment units set forth or recorded on NHI’s last unitholders’ register as of October 31, 2019.

3.	Notwithstanding the preceding two paragraphs, if the Effective Date is amended to the date after April 1, 2020, JRH and NHI shall determine the handling of cash distribution based on mutual consultation and agreement.

Article 9       Cash Delivered upon Merger

In addition to the investment units set forth in Article 3, Paragraph 1, in place of NHI’s cash distribution to unitholders of NHI for NHI’s fiscal period ending on the day immediately preceding the Effective Date (the “NHI’s Final Fiscal Period”), JRH will pay cash delivered upon the Merger to the Unitholders to Receive Allotment and registered pledgees of the investment units thereof within a reasonable period, after the Effective Date, considering calculation of NHI’s revenue for NHI’s Final Fiscal Period, handling procedures for the delivery of a payment, etc. The amount of such cash delivered upon the Merger is calculated in accordance with the following formula (truncated to the nearest yen) for every 1 investment unit of NHI they own.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Amount of cash delivered upon the Merger per investment unit	=	Amount of NHI’s distributable profit as of the day immediately preceding the Effective Date
Number of NHI’s outstanding investment units as of the day immediately preceding the Effective Date

In addition, “Number of NHI’s outstanding investment units as of the day immediately preceding the Effective Date” described in the formula above is the number of investment units that is obtained by deducting (a) the number of investment units held by the NHI unitholders other than the Unitholders to Receive Allotment from (b) the number of NHI’s investment units issued and outstanding as of the day immediately preceding the Effective Date.

Article 10       Succession to Corporation Assets

JRH will on the Effective Date succeed all of the assets, liabilities, rights, and obligations of NHI as of the Effective Date.

Article 11       Covenants

1.	From (and including) the date of execution of this Agreement to the Effective Date, JRH and NHI shall conduct their respective businesses, and manage and operate their own assets in substantially the same manner as before the execution of this Agreement and in the manner of the ordinary course of business with the due care of a prudent manager, and cause their respective asset management companies, asset custody companies, administrative agents, or account auditors and other third parties to do the same. With respect to the actions that materially affect their respective assets or rights and obligations (including an issuance of investment units and execution or implementation of agreement on the acquisition or sales of the properties, etc., but excluding those prescribed in this Agreement), each party shall take such actions upon obtaining prior consent of the other party (such consent shall not be unreasonably refused, withheld or delayed); provided, however, that this shall not apply to the actions expressly set forth in this Agreement and the actions based on agreements which have already entered into as of the date of execution of this Agreement.

2.	From (and including) the date of execution of this Agreement to (but not including) the Effective Date, JRH and NHI shall take practical measures that are necessary for the succession by JRH to the assets, liabilities, and obligations of NHI through the Merger, and the parties shall cooperate and cause their respective asset management companies to cooperate as necessary in order to take such measures, such as through mutual information exchange.

3.	From (and including) the date of execution of this Agreement to (but not including) the Effective Date, JRH and NHI shall be responsible for performance of their obligations with respect to their loans, etc., and shall not engage in actions resulting in breaches of financial covenants or other contractual obligations.

4.	JRH and NHI shall promptly notify each other when either of them coming to know of any events that may reasonably expected to have a material impact on their respective business or financial condition or the Merger during the period until the Effective Date, including, but not limited to, breaches of financial covenants or other provisions of the loan agreements, breaches of laws and regulations by JRH or NHI, and indications of an problem by the regulatory authorities. In such cases, JRH and NHI shall consult in good faith on the countermeasures and shall endeavor to resolve the event to the maximum extent possible.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Article 12       Conditions Precedent to the Effectiveness of the Merger and Termination

JRH and NHI may terminate this Agreement upon written notice to the other party prior to the Effective Date, without bearing any responsibility or obligation of payment to the other party (except for the case in which there is a breach attributable to the party itself who wishes to terminate this Agreement), if any of following conditions precedent to the effectiveness of the Merger are unfulfilled or if it is proven that any of the following conditions precedent to the effectiveness of the Merger will not be fulfilled (unless due to any breach, defect or issue attributable to the party itself or a relevant person thereof), on the date immediately preceding the Effective Date. If JRH and NHI do not exercise the right to terminate by and including the date immediately preceding the Effective Date, the Merger shall take effect on the Effective Date.

(1)	It has been confirmed in a manner and substance reasonably satisfactory to JRH and NHI that the filing of a registration statement on Form F-4 is not required for the Merger under the U.S. securities laws.

(2)	NHI and DR have agreed in advance to terminate as of the Effective Date the asset management agreement executed between NHI and DR, with the contents that JRH is reasonably satisfied.

(3)	The procedures pursuant to applicable laws and regulations and the internal rules of JRH and NHI (with respect to JRH, including approvals at the general meeting of unitholders provided for in Article 6, Paragraph 1, and with respect to NHI, including approvals at the general meeting of unitholders provided for in Article 6, Paragraph 2) and obtaining permits and approvals as required to implement the Merger or the matters contemplated in connection with the Merger have been completed.

(4)	Consent (such consent must be in writing in principle unless there are reasonable grounds for not being able to obtain consent in writing) has been obtained from all of the financial institutions that have been providing loans to JRH or NHI, regarding the implementation of the Merger and the basic terms and conditions for the lending on and after the Effective Date (with respect to loan agreements, including the countermeasures for the prevention of the occurrence of breaches of financial covenants, breaches of covenants and acceleration event attributable to surviving corporation after the Merger), and such consent has not been withdrawn by any of such financial institutions.

(5)	Consent from the other parties from whom JRH and NHI should obtain an approval regarding the implementation of the Merger in compliance with contracts, etc. (except (i) financial institutions prescribed in the preceding item and (ii) the parties with whom JRH and NHI have consulted and agreed that there is little importance to maintain relevant agreement, etc. for operation of the surviving corporation after the Merger) has been obtained and such consent has not been withdrawn by any of such other parties.

(6)	There has been no breach (excluding minor breach) of contractual obligations (including this Agreement) or any delinquency in payment in monetary obligations (including tax due and payable) (however, excluding minor breach), or no occurrence of acceleration event (including any event that shall fall in an event of default as a result of notice, the passage of time, or both), suspension of payment, inability to pay debts, or commencement of or filing of petition for bankruptcy, special liquidation, civil rehabilitation, or other applicable legal insolvency procedures, or procedures for private arrangement such as turnaround ADR as to JRH and NHI.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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(7)	None of JRH, NHI, or DR has received administrative sanction such as cancellation of the registration, suspension of business in whole or in part, or other administrative sanction that would cause material hindrance or material adverse effects to implement the Merger from the regulatory agencies.

(8)	Other than the above, there exist no events that are reasonably considered to be a material obstruction or issue for the realization of the Merger.

Article 13       Amendment to the Merger Conditions and Termination of this Agreement

JRH and NHI may, through consultation in good faith and agreement, amend the conditions of the Merger or other contents of this Agreement or terminate this Agreement, if, during the period from (and including) the date of execution of this Agreement to the day immediately preceding the Effective Date, (i) there is a material change in the assets or management situation of JRH or NHI; (ii) a situation arises that will materially obstruct the implementation of the Merger; (iii) achievement of the purpose of the Merger becomes difficult due to any other event; or (iv) it becomes apparent that an event has arisen that might give rise to any of the above situations.

Article 14       Expenses

All of the expenses arising in connection with consideration, consultation, preparation, and implementation of the Merger and a series of transactions relating to the Merger shall be borne by JRH on the condition that the Merger has taken effect.

Article 15       Governing Law and Jurisdiction

1.	This Agreement shall be governed by, and construed in accordance with, Japanese Law.

2.	JRH and NHI shall agree that the Tokyo District Court shall have exclusive jurisdiction of the first instance over all disputes arising in connection with this Agreement.

Article 16       Consultation in Good Faith

With respect to any matter not described in this Agreement, JRH and NHI shall resolve such matter that is necessary in respect of the Merger in accordance with the purpose of this Agreement upon mutual consultation.

(REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.)

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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IN WITNESS WHEREOF, two (2) counterparts of this Agreement have been prepared, and each of the parties shall affix its name and seal impression thereon, and retain one (1) counterpart each.

November 19, 2019

JRH:	Japan Rental Housing Investments Inc. 4-17-33 Minami-aoyama, Minato-ku, Tokyo Ikuo Shoda, Executive Director

NHI:	Nippon Healthcare Investment Corporation 6-2-1, Ginza, Chuo-ku, Tokyo Shunichi Suzuki, Executive Director

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Annex 1 (Proposed amendment to articles of incorporation)

(Amended portions are underlined)

Current Articles of Incorporation	Proposed Amendments
ARTICLES OF INCORPORATION of JAPAN RENTAL HOUSING INVESTMENTS INC. (Nihon Chintai Jutaku Toshi Hojin)	ARTICLES OF INCORPORATION of DAIWA SECURITIES LIVING INVESTMENT CORPORATION (Daiwashoken Living Toshi Hojin)
Article 1. (Trade Name)	Article 1. (Trade Name)
The investment corporation shall be called Nihon Chintai Jutaku Toshi Hojin, and in English, Japan Rental Housing Investments Inc. (the “Corporation”).	The investment corporation shall be called Daiwashoken Living Toshi Hojin, and in English, Daiwa Securities Living Investment Corporation (the “Corporation”).
Article 3. (Location of Head Office)	Article 3. (Location of Head Office)
The Corporation shall have its head office in Minato-ku, Tokyo.	The Corporation shall have its head office in Chuo-ku, Tokyo.
Article 10. (Investment Policies)	Article 10. (Investment Policies)
1. The Corporation shall invest mainly in the Real Estate, etc. (the Real Estate, etc. set forth in Article 11, Paragraph 2 hereof; the same shall apply hereinafter unless otherwise separately stipulated) among the Specified Assets set forth in Article 11, Paragraphs 2 and 3 hereto that is primarily used as housing (the Real Estate, etc. primarily used as housing shall hereinafter be referred to as the “Rental Housing”) in accordance with the basic asset management policies set forth in Article 9.	1. The Corporation shall invest mainly in the Real Estate, etc. (the Real Estate, etc. set forth in Article 11, Paragraph 2 hereof; the same shall apply hereinafter unless otherwise separately stipulated) or the Real Estate Backed Securities (the Real Estate Backed Securities set forth in Article 11, Paragraph 3 hereof; the same shall apply hereinafter unless otherwise separately stipulated), among the Specified Assets set forth in Article 11, Paragraphs 2 and 3 hereto, that are primarily used as housing (the “Rental Housing”) or Healthcare Facility (meaning private nursing homes and residential facilities for the residence or utilization by the elderly, including, but not limited to, buildings that are primarily categorized as fee-based homes for the elderly and elderly housing with support services together with other facilities for the elderly, as well as medical facilities) in accordance with the basic asset management policies set forth in Article 9 (the Rental Housing and the Healthcare Facility shall be collectively referred to as the “Life and Welfare Related Facility” hereinafter). When the Corporation acquires part or all of one or multiple Real Estate, etc. that can be integrally used for multiple purposes in terms of social or economic use or the Real Estate Backed Securities backed by such Real Estate, etc., the Corporation can acquire such asset on condition that the primary use of such multi-purpose facility and the primary use of the portion that the Corporation will own is the Life and Welfare Related Facility.
2. When investing in the assets set forth in the preceding paragraph, the Corporation shall regionally diversify investments in order to secure stable cash flows by mitigating risks associated with changes in local economies and rental markets, and with earthquakes, etc. The investment territory shall include the national capital region, ordinance-designated cities, prefectural capitals and other similar cities, and commuting areas around thereof, and the Corporation shall diversify investments throughout Japan by region.	2. When investing in the Rental Housing, the Corporation shall regionally diversify investments in order to secure stable cash flows by mitigating risks associated with changes in local economies and rental markets, and with earthquakes, etc. The investment territory for the Rental Housing shall include the national capital region, ordinance-designated cities, prefectural capitals and other similar cities, and commuting areas around thereof, and the Corporation shall diversify investments throughout Japan by region. The Corporation shall diversify investments with different categories of the Rental Housing in order to secure stable cash flows by mitigating risks associated with changes in the rental markets for each category of the Rental Housing. The categories of the Rental Housing for investments shall be the one-room type and the family-type.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Current Articles of Incorporation	Proposed Amendments
3. When investing in the assets set forth in Paragraph 1 above, the Corporation shall diversify investments with different categories of the Rental Housing in order to secure stable cash flows by mitigating risks associated with changes in the rental markets for each category of the Rental Housing. The categories of the Rental Housing for investments shall be the one-room type and the family-type.	(Deleted)
4. When investing in each Real Estate, etc., the Corporation shall make comprehensive judgements based on an examination of investment value, whereby a full investigation is conducted in respect of expected earnings, site area and housing environment, construction and equipment specifications, earthquake-resisting capacity, related rights, building management conditions, environment and geology of the relevant Real Estate, etc. and others.	3. When investing in the Rental Housing, the Corporation shall make comprehensive judgements based on an examination of investment value, whereby a full investigation is conducted in respect of expected earnings, site area and housing environment, construction and equipment specifications, earthquake-resisting capacity, related rights, building management conditions, environment and geology of the relevant Rental Housing and others.
(New Provision)	4. When investing in the Healthcare Facility, the Corporation shall mainly invest in facilities located in Three Major Metropolitan Areas consisting of the greater Tokyo area, the Chukyo area and the Kinki area where concentration of the entire population and the elderly population can be expected to secure medium to long-term stable management, as well as invest in the Healthcare Facilities located throughout Japan to diversify the risk of the portfolio.
(New Provision)	5. When investing in the Healthcare Facility, the Corporation shall make comprehensive judgements based on comprehensive examination of (i) general factors including economic factors (such as economic and financial condition, trend in financial and real estate market), social factors (such as trend in the elderly population and the number of those who are certified for being eligible of long term care) and administrative factors (such as nursing and medical insurance system and regulations on the Healthcare Facility supply), (ii) local factors of the surrounding area of the property (such as transportation accessibility, vicinity to retail and public facilities, quality for residence; hereinafter the same shall apply), and (iii) factors for the individual property such as specification of the building and performance of the operator as tenant and level of rent.
(New Provision)	6. While the Corporation generally aims to own the properties for medium to long-term, if necessary for maintenance of optimal composition of the portfolio, the Corporation shall make comprehensive determinations for the benefit of the unitholders with its best effort concerning the sale of the Real Estate, etc. or the Real Estate Backed Securities which the Corporation owns, taking into consideration the current and future profitability of the Real Estate, etc. (including those underlying the Real Estate Backed Securities; the same shall apply in this paragraph), the condition of the area where the property is located, the status of deterioration and obsolescence of the Real Estate, etc., and the composition of the Corporation’s portfolio. The Corporation shall make comprehensive examination of market condition and the composition of the Corporation’s portfolio when it sells the Real Estate, etc. or the Real Estate Backed Securities.
5. Notwithstanding the provisions of the preceding paragraphs, if a sudden change in the macroeconomic variables or the management environment of the Corporation arises, such as changes in general economic conditions, monetary conditions, consumption trends, real estate market trends, etc. that may detract from unitholder interest in the Real Estate, etc., the Corporation may take measures necessary to secure the interest of the unitholders.	7. Notwithstanding the provisions of the preceding paragraphs, if a sudden change in the macroeconomic variables or the management environment of the Corporation arises, such as changes in general economic conditions, monetary conditions, consumption trends, real estate market trends, etc. that may detract from unitholder interest in the Real Estate, etc., the Corporation may take measures necessary to secure the interest of the unitholders.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Current Articles of Incorporation	Proposed Amendments

6.        The investment ratio of the assets to be acquired by the Corporation shall be subject to the following policy.

The proportion of the aggregate value of the specified real estate (this means among the Specified Assets that the Corporation acquires, real estate, real estate leasehold rights or surface rights or beneficiary interests having real estate ownership, leasehold rights in land or surface rights as trust assets) to the aggregate value of the Specified Assets held by the Corporation shall be no less than 75%.

8. The proportion of the aggregate value of the specified real estate (this means among the Specified Assets that the Corporation acquires, real estate, real estate leasehold rights or surface rights or beneficiary interests having real estate ownership, leasehold rights in land or surface rights as trust assets) to the aggregate value of the Specified Assets held by the Corporation shall be no less than 75%.
7. (Omitted)	9. (Unchanged)
8. Any and all transactions, excluding the transactions set forth in Paragraphs 2, 3, 4 and 7 above, shall be made only when it is determined (i) that such transactions are allowed under laws and ordinances, regulations established by the Investment Trusts Association, Japan (the “Investment Trusts Association”) and these Articles of Incorporation, and (ii) that such transactions are beneficial for the management of the assets of the Corporation.	10. Any and all transactions, excluding the transactions set forth in Paragraphs 2, 4, 6 and 9 above, shall be made only when it is determined (i) that such transactions are allowed under laws and ordinances, regulations established by the Investment Trusts Association, Japan (the “Investment Trusts Association”) and these Articles of Incorporation, and (ii) that such transactions are beneficial for the management of the assets of the Corporation.
Article 11. (Assets as Target for Asset Management)	Article 11. (Assets as Target for Asset Management)
1. The Corporation shall invest in Real Estate, etc. set forth in Paragraph 2 in accordance with the basic asset management policies set forth in Article 9.	1. The Corporation shall invest in Real Estate, etc. set forth in Paragraph 2 and Real Estate Backed Securities set forth in Paragraph 3 in accordance with the basic asset management policies set forth in Article 9.
2. (Omitted)	2. (Unchanged)
(New Provision)

3.       The Real Estate Backed Securities set forth in Paragraph 1 shall be as listed below and more than half of underlying assets of which shall be invested in the Real Estate, etc.

(1)     Preferred equity certificates (as defined in the Act concerning Liquidation of Assets (Act No. 105 of 1998, as amended; hereinafter the “Asset Liquidation Act”));

(2)     Beneficial certificates (as defined in the Investment Trust Act);

(3)     Investment unit certificates (as defined in the Investment Trust Act);

(4)      Beneficial certificates of specified purpose trust (as defined in the Asset Liquidation Act (excluding those investing in the assets set forth in Paragraph 2 Items (4) or (5) above)); and

(5)      Equity interests certificates in anonymous association (meaning as set forth in the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the "FIEA").

3. The Corporation may invest in the following Specified Assets, in addition to the Real Estate, etc. set forth in the preceding paragraph:	4. The Corporation may invest in the following Specified Assets, in addition to the Real Estate, etc. set forth in Paragraph 2 and the Real Estate Backed Securities set forth in the preceding paragraph:
(1)~(3) (Omitted)	(1)~(3) (Unchanged)
(4) Securities (meaning securities defined in Article 3, Item 1 of the Investment Trust Act Enforcement Order; Order No. 480 of 2000, as amended) (the “Investment Trust Act Enforcement Order”) (excluding items falling under securities among those set forth in Paragraph 2 and this paragraph);	(4) Securities (meaning securities defined in Article 3, Item 1 of the Investment Trust Act Enforcement Order; Order No. 480 of 2000, as amended) (the “Investment Trust Act Enforcement Order”) (excluding items falling under securities among those set forth in Paragraph 2, Paragraph 3 and this paragraph);

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Current Articles of Incorporation	Proposed Amendments
(5) Monetary receivables (as defined in Article 3, Item 7 of the Investment Trust Act Enforcement Order) (excluding those assets listed in Items 1 through 3 of this paragraph);	(Deleted)
(6) Beneficial interests of money trusts the purpose of which is to invest the trust properties in the assets set forth in each of the preceding items of this paragraph;	(Deleted)
(7) Rights relating to derivative transactions (as defined in Article 3, Item 2 of the Investment Trust Act Enforcement Order); and	(5) Rights relating to derivative transactions (as defined in Article 3, Item 2 of the Investment Trust Act Enforcement Order);
(New Provision)	(6) Monetary receivables (as defined in Article 3, Item 7 of the Investment Trust Act Enforcement Order) (excluding those assets listed in Items 1 through 3 of this paragraph);
(New Provision)	(7) Beneficial interests of money trusts the purpose of which is to invest the trust properties in the assets set forth in each of the preceding items of this paragraph or the items of Paragraph 5;
(New Provision)	(8) Beneficial interests of money trusts the purpose of which is to invest the trust properties in equity interests in anonymous association; and
(8) Renewable energy power generation facilities (as defined in Article 3, Item 11 of the Investment Trust Act Enforcement Order; hereinafter the same shall apply).	(9) Renewable energy power generation facilities (as defined in Article 3, Item 11 of the Investment Trust Act Enforcement Order; hereinafter the same shall apply).
4. (Omitted)	5. (Unchanged)
(1), (2) (Omitted)	(1), (2) (Unchanged)
(3) Specified contribution as set forth in Article 2, Paragraph 6 of the Act concerning Liquidation of Assets (Act No. 105 of 1998, as amended; hereinafter the “Asset Liquidation Act”) (limited to the case where the investment in the assets listed in Paragraph 2, Items (1) through (4) is practically intended);	(3) Specified contribution as set forth in Article 2, Paragraph 6 of the Asset Liquidation Act (limited to the case where the investment in the assets listed in Paragraph 2, Items (1) through (4) is practically intended);
(4), (5) (Omitted)	(4), (5) (Unchanged)
(6) Beneficial interests of money trusts the purpose of which is to invest the trust properties in assets set forth in each of the preceding items.	(Deleted)
5. Regarding the rights to be represented on securities as prescribed in Article 2, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the "FIEA"), if securities that represent the relevant rights are not issued, such rights shall be deemed as securities and Paragraph 2 through Paragraph 4 shall apply.	6. Regarding the rights to be represented on securities as prescribed in Article 2, Paragraph 2 of the FIEA, if securities that represent the relevant rights are not issued, such rights shall be deemed as securities and Paragraph 2 through Paragraph 5 shall apply.
Article 12. (Investment Restrictions)	Article 12. (Investment Restrictions)
1. The Corporation shall make an investment in securities and monetary receivables set forth in Paragraph 3 of the preceding article putting emphasis on the safety and liquidity thereof, but rather shall not seek only to acquire investment profit aggressively.	1. The Corporation shall make an investment in securities and monetary receivables set forth in Paragraph 4 of the preceding article taking into account the safety, liquidity, or relevance to Specified Assets set forth in Paragraph 2 or 3 of the preceding article, but rather shall not seek only to acquire investment profit aggressively.
2. The Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 3, Item (7) of the immediately preceding article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk or other risks arising from the Corporation’s liabilities.	2. The Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 4, Item (5) of the immediately preceding article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk or other risks arising from the Corporation’s liabilities.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
27

Current Articles of Incorporation	Proposed Amendments
(New Provision)	3. The Corporation shall not proactively invest in renewable energy power generation facilities set forth in Paragraph 4, Item (9) of the preceding article, but rather may acquire such assets only when it is necessary or useful to acquire such assets in connection with acquisition of Specified Assets set forth in Paragraph 2 or 3 of the preceding article in order to supplement real estate investment which is the Corporation’s primary investment target.
3. (Omitted)	4. (Unchanged)
4. The Corporation may not invest in real estate located outside Japan or assets mainly backed by real estate located outside Japan, assets denominated in a foreign currency or securities mainly traded in foreign securities markets.	5. The Corporation may not invest in Real Estate, etc. located outside Japan or assets mainly backed by Real Estate, etc. located outside Japan, assets denominated in a foreign currency or securities mainly traded in foreign securities markets.
Article 13. (Leasing of Incorporated Assets)	Article 13. (Leasing of Incorporated Assets)
1. The Corporation shall, in order to obtain medium and long-term stable earnings from assets, lease real estate from among the Specified Assets held by the Corporation through executing lease agreements with third parties. Further, with respect to the real estate which is the trust assets related to the beneficial interests, among the Specified Assets, held by the Corporation, the Corporation shall cause the trustee of the trust to execute lease agreements with third parties in order to lease such real estate.	1. The Corporation, in principle, shall, in order to obtain medium and long-term stable earnings from assets, lease real estate from among the Specified Assets held by the Corporation through executing lease agreements with third parties. Further, with respect to the real estate which is the trust assets related to the beneficial interests, among the Specified Assets, held by the Corporation, the Corporation, in principle, shall cause the trustee of the trust to execute lease agreements with third parties in order to lease such real estate, or execute lease agreements (master lease agreements) with the trustee and then sublease the premise to third parties by executing lease agreements (sublease agreements) with third parties.
2.~4. (Omitted)	2.~4. (Unchanged)
Article 14. (Methods, Standards and Calculation Date of Appraisal of Assets)	Article 14. (Methods, Standards and Calculation Date of Appraisal of Assets)
1. (Omitted)	1. (Unchanged)
(1), (2) (Omitted)	(1), (2) (Unchanged)

(3)       Securities set forth in Article 11, Paragraph 3, Items (3) and (4) above:

If there is a market price for the relevant securities, appraisals shall be made at the value based on the market price (the price on a financial instruments exchange, the price publicly announced by the securities dealers’ association and others, or the transaction price concluded on the similar transaction system where purchases, sales and cash conversions are made from time to time; hereinafter the same) or if no market price exists, the value calculated using a reasonable method; provided, however, that, in the case of preferential shares set forth in Article 2 of the Asset Liquidation Act, if there is no value calculated based on the market price or a value calculated using a reasonable method, appraisals may be made at the acquisition price.

(3)        Real Estate Backed Securities set forth in Article 11, Paragraph 3 and securities set forth in Article 11, Paragraph 4, Items (3) and (4) above:

If there is a market price for the relevant Real Estate Backed Securities or securities, appraisals shall be made at the value based on the market price (the price on a financial instruments exchange, the price publicly announced by the securities dealers’ association and others, or the transaction price concluded on the similar transaction system where purchases, sales and cash conversions are made from time to time; hereinafter the same) or if no market price exists, the value calculated using a reasonable method; provided, however, that, in the case of preferential shares set forth in Article 2 of the Asset Liquidation Act, if there is no value calculated based on the market price or a value calculated using a reasonable method, appraisals may be made at the acquisition price.

(4)      Monetary receivables set forth in Article 11, Paragraph 3, Item (5) above:

Appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that, in the case of monetary receivables obtained under par or above par, where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

(Deleted)

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
28

Current Articles of Incorporation	Proposed Amendments

(5)        Beneficial interests of money trusts set forth in Article 11, Paragraph 3, Item (6) above:

Appraisals shall be made at the value calculated as the amount equivalent to the relevant Corporation’s equity interests in beneficial interests of money trusts, after (i) aggregating the amount of the investment assets appraised by the relevant method provided for in Items (1) through (4) and Items (6) and (7) of this paragraph, and if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) the amount of liabilities deducting from the sum thereof.

(Deleted)
(6) Rights relating to derivative transactions set forth in Article 11, Paragraph 3, Item (7) above: (Omitted)	(4) Rights relating to derivative transactions set forth in Article 11, Paragraph 4, Item (5) above: (Unchanged)
(New Provision)

(5)       Monetary receivables set forth in Article 11, Paragraph 4, Item (6) above:

Appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that, in the case of monetary receivables obtained under par or above par, where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

(New Provision)

(6)       Beneficial interests of money trusts set forth in Article 11, Paragraph 4, Items (7) and (8) above:

Appraisals shall be made at the value calculated as the amount equivalent to the relevant Corporation’s equity interests in beneficial interests of money trusts, after (i) aggregating the amount of the investment assets appraised by the relevant method provided for in Items (1) through (5) and Item (7) of this paragraph, and if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) the amount of liabilities deducting from the sum thereof.

(7) (Omitted)	(7) (Unchanged)
2. (Omitted)	2. (Unchanged)
3. The calculation date of the asset appraisals shall be the Settlement Date (as defined in Article 16; hereinafter the same shall apply); provided, however, that, in the case where the assets provided for in Paragraph 1, Item (3) and Item (6), which may be appraised using the market price thereof, the calculation date shall be the last day of each month.	3. The calculation date of the asset appraisals shall be the Settlement Date (as defined in Article 16; hereinafter the same shall apply); provided, however, that, in the case where the assets provided for in Paragraph 1, Item (3) and Item (4), which may be appraised using the market price thereof, the calculation date shall be the last day of each month.
4. (Omitted)	4. (Unchanged)
Article 15. (Cash Distribution Policies)	Article 15. (Cash Distribution Policies)

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
29

Current Articles of Incorporation	Proposed Amendments
(1) (Omitted)	(1) (Unchanged)
(2) If monetary distribution is conducted within the limit of the amount of profit, distribution amounts shall be determined by the Corporation and such distribution amounts shall exceed 90% of the profits available for distribution of the Corporation as provided for in Article 67-15 of the Special Taxation Measures Act (Act No. 26 of 1957, as amended) (provided, however, that in case of any change in calculation of such amounts due to an amendment to relevant laws and regulations, the distribution amounts after such change shall apply). The Corporation may accumulate, retain or otherwise process reserves that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, reserve for reduction entry and reserve for temporary difference adjustment, and other similar reserves and accounts and necessary amounts from the Distributable Amount.	(2) If monetary distribution is conducted within the limit of the amount of profit, distribution amounts shall be determined by the Corporation and such distribution amounts shall exceed 90% of the profits available for distribution of the Corporation as provided for in Article 67-15 of the Special Taxation Measures Act (Act No. 26 of 1957, as amended; hereinafter the “Special Taxation Measures Act”) (provided, however, that in case of any change in calculation of such amounts due to an amendment to relevant laws and regulations, the distribution amounts after such change shall apply). The Corporation may accumulate, retain or otherwise process reserves that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, reserve for reduction entry and reserve for temporary difference adjustment, and other similar reserves and accounts and necessary amounts from the Distributable Amount.
(3)~(7) (Omitted)	(3)~(7) (Unchanged)
Article 17. (Borrowings and Issuing Investment Corporation Bonds)	Article 17. (Borrowings and Issuing Investment Corporation Bonds)
1.~3. (Omitted)	1.~3. (Unchanged)
4. In case of borrowing funds, the Corporation shall borrow such funds only from the qualified institutional investors provided for in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors set forth in Article 67-15, Paragraph 1, Item 1(b)(2) of the Special Taxation Measures Act (Act No. 26 of 1957, as amended)).	4. In case of borrowing funds, the Corporation shall borrow such funds only from the qualified institutional investors provided for in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors set forth in Article 67-15, Paragraph 1, Item 1(b)(2) of the Special Taxation Measures Act).
Article 19. (Convocation of Meetings)	Article 19. (Convocation of Meetings)
1. (Omitted)	1. (Unchanged)
2. A general meeting of unitholders of the Corporation shall be convened on May 1, 2016 or onwards without delay and subsequent meetings shall be convened on May 1 or onwards without delay every two years. In addition, the Corporation may convene a general meeting of unitholders as necessary.	2. A general meeting of unitholders of the Corporation shall be convened on December 1, 2021 or onwards without delay and subsequent meetings shall be convened on December 1 or onwards without delay every two years. In addition, the Corporation may convene a general meeting of unitholders as necessary.
Article 25. (Record Date)	Article 25. (Record Date)
1. In a case where the Corporation convenes a general meeting of unitholders pursuant to the provision of the first sentence of Article 19, Paragraph 2, the Corporation shall designate the unitholders registered or recorded in the final register of unitholders as of March 31, 2016 and on March 31 of every two years onward as unitholders who may exercise the rights thereof at the relevant general meeting of unitholders subject to the convocation.	1. In a case where the Corporation convenes a general meeting of unitholders pursuant to the provision of the first sentence of Article 19, Paragraph 2, the Corporation shall designate the unitholders registered or recorded in the final register of unitholders as of September 30, 2021 and on September 30 of every two years onward as unitholders who may exercise the rights thereof at the relevant general meeting of unitholders subject to the convocation.
2.~3. (Omitted)	2.~3. (Unchanged)
Article 36. (Amount of Compensation or Standards regarding Payment of Compensation for the Independent Auditor and Timing of Payment)	Article 36. (Amount of Compensation or Standards regarding Payment of Compensation for the Independent Auditor and Timing of Payment)
The compensation amount to the independent auditor for each fiscal period shall be determined by the Board of Directors to be an amount not to exceed 30 million yen. Such amount shall be paid no later than three months after the relevant Settlement Date by way of remittance to a bank account designated by the relevant independent auditor.	The compensation amount to the independent auditor for each fiscal period shall be determined by the Board of Directors to be an amount not to exceed 30 million yen. Such amount shall be paid no later than the end of the month following the month when the Corporation has received all the audit reports required under the Investment Trust Act and other relevant laws and regulations for the relevant Settlement Date, by way of remittance to a bank account designated by the relevant independent auditor.
Article 40. (Burden of Expenses)	Article 40. (Burden of Expenses)
The Corporation shall bear the following expenses:	The Corporation, in principle, shall bear the following expenses:

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
30

Current Articles of Incorporation	Proposed Amendments
(New Provision)	CHAPTER VIII SUPPLEMENTARY PROVISIONS
(New Provision)	Article 41. (Supplementary Provisions)
(New Provision)	1. The amendments to the heading, Article 1, each Paragraph of Article 10, Article 11, Paragraph 1 and Paragraphs 3 through 6, each Paragraph of Article 12, Article 13, Paragraph 1, Article 14, Paragraph 1, Items 3 through 6 and Paragraph 3, Article 19, Paragraph 2, Article 25, Paragraph 1 and Exhibit I shall take effect on the effective date of the absorption-type merger between the Corporation as the surviving corporation and Nippon Healthcare Investment Corporation as the absorbed corporation under the merger agreement dated November 19, 2019 entered into between the Corporation and Nippon Healthcare Investment Corporation (the “Merger”) on condition that the Merger takes effects.
(New Provision)	2. The amendments to Article 3, Article 36 and Article 40 shall take effect on April 1, 2020.
(New Provision)	3. Paragraph 1 of this article shall be deleted on the effective date of the Merger and Paragraph 2 of this article shall be deleted on April 1, 2020 and this chapter shall be deleted when the two preceding paragraphs have been deleted.
Exhibit I	Exhibit I
(1) Management Fee 1	(1) Management Fee 1
Each fiscal period of the Corporation shall be divided into [a] the period from the initial day of the relevant fiscal period to the day corresponding to three months after the immediately preceding Settlement Date and [b] the period from the day following the final day of the above-mentioned period until the Settlement Date (hereinafter each referred to as the "Calculation Period") and for each Calculation Period, this shall be the amount obtained by multiplying the total asset value shown on the balance sheet (limited to the one that has received approval prescribed in Article 131, Paragraph 2 of the Investment Trust Act) as of the immediately preceding Settlement Date of the Corporation by a rate that will be a maximum of 0.50% (annual rate) (prorated based on a 365-day year, according to the actual number of days in the relevant Calculation Period, with units of less than one yen disregarded). The Management Fee 1 shall be paid by each of payment dates (which are the last day of February, May, August and November of each year) that falls immediately after the last day of each Calculation Period.

Each fiscal period of the Corporation shall be divided into [a] the period from the initial day of the relevant fiscal period to the day corresponding to three months after the immediately preceding Settlement Date and [b] the period from the day following the final day of the above-mentioned period until the Settlement Date (hereinafter each referred to as the "Calculation Period") and for each Calculation Period, this shall be the amount obtained by multiplying the total asset valuation amount which is calculated by the following method by a rate that will be a maximum of 0.20% (annual rate) (prorated based on a 365-day year, according to the actual number of days in the relevant Calculation Period, with units of less than one yen disregarded). The Management Fee 1 shall be paid by each of payment dates (which are the last day of February, May, August and November of each year) that falls immediately after the last day of each Calculation Period.

The total asset valuation amount for each Calculation Period shall mean the total of the appraisal value (meaning the appraisal value or other value which is obtained pursuant to Article 14, Paragraph 2; provided, however, that, if such value is not available, the acquisition price (as shown in the relevant agreement for acquisition of such assets and excluding acquisition related costs as well as national and local consumption taxes; hereinafter the same shall apply) shall be applied) of real estate related investment assets (meaning the Real Estate, etc. and the Real Estate Backed Securities; hereinafter the same shall apply) as of the immediately preceding Settlement Date of the Corporation.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
31

Current Articles of Incorporation	Proposed Amendments
(2) Management Fee 2	(2) Management Fee 2
This shall be the amount that results from multiplying net income before income taxes (excluding gain on negative goodwill) prior to the deduction of Management Fee 2 calculated for each fiscal period of the Corporation by a rate that will be a maximum of 3.0% (annual rate) (with units of less than one yen disregarded). The Management Fee No. 2 shall be paid by the end of the month that follows the month when the Board of Directors of the Corporation approved the financial statements, etc.	This shall be the amount that results from multiplying net income before income taxes (the amount after adding goodwill amortization cost and deducting gain on negative goodwill) prior to the deduction of Management Fee 2 calculated for each fiscal period of the Corporation by a rate that will be a maximum of 8.0% (with units of less than one yen disregarded). The Management Fee No. 2 shall be paid by the end of the month that follows the month when the Board of Directors of the Corporation approved the financial statements, etc.
(3) Acquisition Fee	(3) Acquisition Fee
This shall be the amount that results from multiplying the acquisition price (excluding the amounts equivalent to national and local consumption tax for the building) by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded) in a case where assets are acquired (excluding acquisition through a merger). The term "acquisition price" means the amount stated in the purchase and sale agreement, excluding the costs in connection with the acquisition as well as the national and local consumption tax. The Acquisition Fee shall be paid by the end of the month that follows the month to which the day of acquisition belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

a.       This shall be the amount that results from multiplying the acquisition price by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded) in a case where the Rental Housing is acquired (excluding acquisition through a merger).

b.       This shall be the amount that results from multiplying the acquisition price by a rate that will be a maximum of 1.5% (with units of less than one yen disregarded) in a case where the Healthcare Facility is acquired (excluding acquisition through a merger).

c.       The Acquisition Fee shall be paid by the end of the month that follows the month to which the day of acquisition belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(4) Transfer Fee

This shall be the amount that results from multiplying the sale price (excluding the amounts equivalent to national and local consumption tax on the building) by a rate that will be a maximum of 0.5% (with units of less than one yen disregarded) in a case where assets are transferred (excluding transfer through a merger). The term "sale price" means the amount stated in the purchase and sale agreement, excluding the costs in connection with the transfer as well as the national and local consumption tax. The Transfer Fee shall be paid by the end of the month that follows the month to which the day of transfer belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(4) Transfer Fee

This shall be the amount that results from multiplying the sale price by a rate that will be a maximum of 0.5% (with units of less than one yen disregarded) in a case where real estate related investment assets are transferred (excluding transfer through a merger). The term "sale price" means the price as shown in the relevant agreement for transfer of such assets and excluding transfer related costs as well as national and local consumption taxes. The Transfer Fee shall be paid by the end of the month that follows the month to which the day of transfer belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(5) Merger Fee	(5) Merger Fee
This shall be, in case of a merger with another investment corporation (including a consolidation-type merger and an absorption-type merger whereby the Corporation is the surviving corporation or the absorbed corporation; hereinafter the same shall apply), when the Asset Management Company investigates and evaluates the assets, etc. held by the other party of the merger and performs other services related to the merger on behalf of the Corporation and the merger takes effect, the amount that results from multiplying the total valuation amount of real estate, etc. held by the other party of the merger that is to be succeeded to or to be held by the newly established entity under the consolidation-type merger or the surviving corporation under the absorption-type merger on the day that the merger takes effect by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded). The Merger Fee shall be paid within three months from the end of the month to which the effective date of the merger belongs.	This shall be, in case of a merger with another investment corporation (including a consolidation-type merger and an absorption-type merger whereby the Corporation is the surviving corporation or the absorbed corporation; hereinafter the same shall apply), when the Asset Management Company investigates and evaluates the assets, etc. held by the other party of the merger and performs other services related to the merger on behalf of the Corporation and the merger takes effect, the amount that results from multiplying the total valuation amount of real estate related investment assets held by the other party of the merger that is to be succeeded to or to be held by the newly established entity under the consolidation-type merger or the surviving corporation under the absorption-type merger on the day that the merger takes effect by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded). The Merger Fee shall be paid within three months from the end of the month to which the effective date of the merger belongs.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Annex 2 (Proposed JRH directors to be appointed)

1.	Executive directors to be appointed
Name	Summary of biography
Ikuo Shoda	Apr. 1979	Daiwa Securities Co., Ltd. (currently, Daiwa Securities Group Inc.)
	Feb. 2002	Head of Investment Trust Department of Daiwa Securities Co., Ltd.
	Apr. 2007	Senior Managing Director of Daiwa Securities Co., Ltd.
	Apr. 2009	Executive Managing Director of Daiwa Securities Co., Ltd.
	Apr. 2011	Director and Senior Executive Managing Director of Daiwa Asset Management Co., Ltd.
	Apr. 2016	Adviser of Daiwa Asset Management Co., Ltd.
	May 2018	Executive Director, Japan Rental Housing Investments Inc. (present)
Shunichi Suzuki	Apr. 1979	Joined Daiwa Securities Co., Ltd. (currently, Daiwa Securities Group Inc.)
	Apr. 1999	Head of Product Research Department
	Feb. 2000	Head of Accounting & Finance Department
	Apr. 2001	Head of Corporate Planning Department
	May 2004	Executive Officer (Planning Officer and Head of Secretariat) of Daiwa Securities SMBC Co., Ltd. (currently, Daiwa Securities Co., Ltd.)
	Apr. 2005	Executive Officer (Fixed Income Officer)
	Apr. 2007	President of Daiwa Securities Collateral Loan Co., Ltd.
	Jun. 2010	President of Daiwa Sanko Co., Ltd. (currently, Daiwa Office Services Co., Ltd.)
	Apr. 2017	Advisor of Daiwa Sanko Co., Ltd.
	Jul. 2018	Executive Director, Nippon Healthcare Investment Corporation (present)

2.	Supervisory directors to be appointed
Name	Summary of biography
Kouhei Yabuta	Mar. 1991	Completed the Legal Research and Training Institute of the Supreme Court of Japan (the 43rd term)
	Apr. 1991	Bar admission (Tokyo Daiichi Bar Association) Hashidate Law Office
	Apr. 1997	Partner lawyer at Hashidate Law Office (present)
	Jan. 2006	Supervisory Director, Re-plus Residential Investment Inc. (currently, Japan Rental Housing Investments Inc.) (present)
	Apr. 2016	Civil Conciliation Commissioner, Tokyo District Court (present)
	Apr. 2016	Auditor (Part-time), Tranzax Co., Ltd.
Jun Nagamine	Sep. 1981	Tohmatsu Aoki & Co. (currently, Deloitte Touche Tohmatsu LLC)
	Sep. 1983	Tohmatsu Touche Ross Consulting Co., Ltd. (currently, ABeam Consulting Co., Ltd.)
	Sep. 1987	Registered as a certified public accountant
	Sep. 1987	Bankers Trust Company (currently, Deutsche Bank)
	Sep. 1989	Opened Nagamine Accounting Office
	Feb. 1990	Registered as a certified tax accountant
	Oct. 2001	President and CEO, TPI Limited Co. (currently, JC Accounting Co., Ltd.) (present)
	Mar. 2008	Auditor , GCA Savvian Group Co., Ltd. (currently, GCA Co., Ltd.)
	Jan. 2009	Supervisory Director, Japan Rental Housing Investments Inc. (present)
	Apr. 2009	Partner, Nagamine Mishima Accounting Office (present)
	Apr. 2018	Auditor, Supernurse Co., Ltd. (present)
Chizuko Nakata	Nov. 1981	Coopers & Lybrand Accounting Office
	Mar. 1984	Representative of Nakata CPA Accounting Office (present)
	Jul. 1996	Representative Director, Nakata Business Consulting LLC (currently, Nakata Business Consulting Co., Ltd.) (present)
	Aug. 2014	Supervisory Director, Nippon Healthcare Investment Corporation (present)
	Dec. 2015	Auditor, Nihon Nohyaku Co., Ltd. (present)

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.
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Schedule 2

ARTICLES OF INCORPORATION

of

JAPAN RENTAL HOUSING INVESTMENTS INC.

(Nihon Chintai Jutaku Toshi Hojin)

CHAPTER I

GENERAL PROVISIONS

Article 1.     (Trade Name)

The investment corporation shall be called Nihon Chintai Jutaku Toshi Hojin, and in English, Japan Rental Housing Investments Inc. (the “Corporation”).

Article 2.     (Purpose)

The purpose of the Corporation shall be to manage its assets in accordance with the Act Concerning Investment Trusts and Investment Corporations (Act No. 198 of 1951 as amended) (the “Investment Trust Act”) through investment primarily in Specified Assets (here and hereafter, meaning the assets specified in Article 2, Paragraph 1 of the Investment Trust Act).

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Article 3.     (Location of Head Office)

The Corporation shall have its head office in Minato-ku, Tokyo.

Article 4.     (Method of Giving Public Notice)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun.

CHAPTER II

INVESTMENT UNITS

Article 5.     (Total Number of Units Authorized to Be Issued by the Corporation)

1.	The total number of units authorized to be issued by the Corporation shall be 5 million units.

2.	The ratio of the issue price of units issued and offered in Japan to the aggregate issue price of units issued by the Corporation shall exceed 50%.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3.	The Corporation may offer persons who subscribe units issued by the Corporation, upon obtaining an approval of the Board of Directors, within the authorized number of units provided in Paragraph 1. The payment amount per offered unit (meaning a unit allotted to whom applies for such subscription of units in accordance with such offering) shall be approved by the Board of Directors as a fair price in light of the detail of the assets owned by the Corporation (the “Investment Assets”).

Article 6.     (Repayment of Units at the Request of Unitholders and Acquisition of its Investment Units)

1.	The Corporation shall not make repayment of any unit at the request of unitholders.

2.	The Corporation shall be able to acquire its investment units for value through agreement with unitholders.

Article 7.     (Matters Regarding Handling Units)

The registration of transfers of units issued by the Corporation in the unitholders registry and other handling procedures pertaining to units and fees therefor shall be governed by the Unit Handling Regulations established by the Board of Directors, as well as by laws or ordinances or these Articles of Incorporation.

Article 8.     (Minimum Net Asset Amount to be Maintained at All Times by the Corporation)

The minimum net asset amount that the Corporation shall maintain at all times shall be fifty million (50,000,000) yen.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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 CHAPTER III

ASSET MANAGEMENT OBJECTIVES, POLICIES AND CALCULATION

Article 9.     (Basic Asset Management Policies)

The Corporation shall conduct management by investing in those assets listed in Article 11 in order to manage its assets by investing primarily in Real Estate Related Assets (meaning those set forth in Ordinance for Enforcement of the Act Concerning Investment Trusts and Investment Corporations (Ordinance of the Prime Minister's Office No. 129 of 2000, including subsequent amendments) (hereinafter referred to as the “Ordinance for Enforcement of the Investment Trust Act”)) with an aim to secure steady growth of assets under management and stable earnings over the medium to long-term.

Article 10.   (Investment Policies)

1.	The Corporation shall invest mainly in the Real Estate, etc. (the Real Estate, etc. set forth in Article 11, Paragraph 2 hereof; the same shall apply hereinafter unless otherwise separately stipulated) among the Specified Assets set forth in Article 11, Paragraphs 2 and 3 hereto that is primarily used as housing (the Real Estate, etc. primarily used as housing shall hereinafter be referred to as the “Rental Housing”) in accordance with the basic asset management policies set forth in Article 9.

2.	When investing in the assets set forth in the preceding paragraph, the Corporation shall regionally diversify investments in order to secure stable cash flows by mitigating risks associated with changes in local economies and rental markets, and with earthquakes, etc. The investment territory shall include the national capital region, ordinance-designated cities, prefectural capitals and other similar cities, and commuting areas around thereof, and the Corporation shall diversify investments throughout Japan by region.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3.	When investing in the assets set forth in Paragraph 1 above, the Corporation shall diversify investments with different categories of the Rental Housing in order to secure stable cash flows by mitigating risks associated with changes in the rental markets for each category of the Rental Housing. The categories of the Rental Housing for investments shall be the one-room type and the family-type.

4.	When investing in each Real Estate, etc., the Corporation shall make comprehensive judgements based on an examination of investment value, whereby a full investigation is conducted in respect of expected earnings, site area and housing environment, construction and equipment specifications, earthquake-resisting capacity, related rights, building management conditions, environment and geology of the relevant Real Estate, etc. and others.

5.	Notwithstanding the provisions of the preceding paragraphs, if a sudden change in the macroeconomic variables or the management environment of the Corporation arises, such as changes in general economic conditions, monetary conditions, consumption trends, real estate market trends, etc. that may detract from unitholder interest in the Real Estate, etc., the Corporation may take measures necessary to secure the interest of the unitholders.

6.	The investment ratio of the assets to be acquired by the Corporation shall be subject to the following policy.

The proportion of the aggregate value of the specified real estate (this means among the Specified Assets that the Corporation acquires, real estate, real estate leasehold rights or surface rights or beneficiary interests having real estate ownership, leasehold rights in land or surface rights as trust assets) to the aggregate value of the Specified Assets held by the Corporation shall be no less than 75%.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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7.	The Corporation may reinvest the sales proceeds of the Investment Assets, dividends related to securities, redemption money, interest, etc., distribution money related to equity interests in anonymous associations, rent income and other income.

8.	Any and all transactions, excluding the transactions set forth in Paragraphs 2, 3, 4 and 7 above, shall be made only when it is determined (i) that such transactions are allowed under laws and ordinances, regulations established by the Investment Trusts Association, Japan (the “Investment Trusts Association”) and these Articles of Incorporation, and (ii) that such transactions are beneficial for the management of the assets of the Corporation.

Article 11.   (Assets as Target for Asset Management)

1.	The Corporation shall invest in Real Estate, etc. set forth in Paragraph 2 in accordance with the basic asset management policies set forth in Article 9.

2.	The Real Estate, etc. set forth in the preceding paragraph shall be as listed below.

(1)	Real estate;

(2)	Leaseholds of real estate;

(3)	Surface rights;

(4)	Beneficial interests of trusts formed by entrustment of real estate, leaseholds of real estate or surface rights (including comprehensive trust (hokatsu shintaku) formed by entrustment of real estate, together with money appertaining thereto);

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(5)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in real estate, leaseholds of real estate or surface rights;

(6)	Equity interests in such agreements as shall provide that, in consideration of contribution of either of the parties in order to finance an investment by the other party in the assets set forth in the preceding items, such other party shall invest the properties so contributed in such assets mainly and make distribution of profits from such investment (the “Equity Interests in Anonymous Associations (tokumei kumiai) relating to Real Estate”); and

(7)	Beneficial interests of money trusts the purpose of which is to invest the trust properties mainly in Equity Interests in Anonymous Associations relating to Real Estate.

3.	The Corporation may invest in the following Specified Assets, in addition to the Real Estate, etc. set forth in the preceding paragraph:

(1)	Deposits;

(2)	Call loans;

(3)	Certificates of transferable deposits;

(4)	Securities (meaning securities defined in Article 3, Item 1 of the Investment Trust Act Enforcement Order; Order No. 480 of 2000, as amended) (the “Investment Trust Act Enforcement Order”) (excluding items falling under securities among those set forth in Paragraph 2 and this paragraph);

(5)	Monetary receivables (as defined in Article 3, Item 7 of the Investment Trust Act Enforcement Order) (excluding those assets listed in Items 1 through 3 of this paragraph);

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(6)	Beneficial interests of money trusts the purpose of which is to invest the trust properties in the assets set forth in each of the preceding items of this paragraph;

(7)	Rights relating to derivative transactions (as defined in Article 3, Item 2 of the Investment Trust Act Enforcement Order); and

(8)	Renewable energy power generation facilities (as defined in Article 3, Item 11 of the Investment Trust Act Enforcement Order; hereinafter the same shall apply).

4.	The Corporation may make an investment in any of the following Items, if necessary:

(1)	Trademarks set forth in Article 18, Paragraph 1 of the Trademark Act (Act No. 127 of 1959, as amended), exclusive use rights set forth in Article 30, Paragraph 1 of the Trademark Act or ordinary use rights set forth in Article 31, Paragraph 1 of the Trademark Act (limited to those incidental to the investments in the assets set forth in Paragraph 2, Items (1) through (5) above);

(2)	Right to use the source of hot springs provided for in Article 2, Paragraph 1 of the Hot Spring Act (Act No. 125 of 1948, as amended) and the facilities relating to such hot springs;

(3)	Specified contribution as set forth in Article 2, Paragraph 6 of the Act concerning Liquidation of Assets (Act No. 105 of 1998, as amended; hereinafter the “Asset Liquidation Act”) (limited to the case where the investment in the assets listed in Paragraph 2, Items (1) through (4) is practically intended);

(4)	Equity interests in partnership (kumiai) set forth in Article 667 of the Civil Code (Act No. 89 of 1896, as amended; hereinafter, the "Civil Code") (limited to those incorporated by contributing real estate, leaseholds of real estate or surface rights, the purpose of which is to lease, manage and operate such real estate, leaseholds or surface rights) incidental to the investments in the Specified Assets;

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(5)	Movables set forth in the Civil Code (limited to those facilities, equipment and other items attached to real estate physically or functionally, and excluding renewable energy power generation facilities); and

(6)	Beneficial interests of money trusts the purpose of which is to invest the trust properties in assets set forth in each of the preceding items.

5.	Regarding the rights to be represented on securities as prescribed in Article 2, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the "FIEA"), if securities that represent the relevant rights are not issued, such rights shall be deemed as securities and Paragraph 2 through Paragraph 4 shall apply.

Article 12.   (Investment Restrictions)

1.	The Corporation shall make an investment in securities and monetary receivables set forth in Paragraph 3 of the preceding article putting emphasis on the safety and liquidity thereof, but rather shall not seek only to acquire investment profit aggressively.

2.	The Corporation may invest in rights relating to a derivative transaction set forth in Paragraph 3, Item (7) of the immediately preceding article; provided, however, that such investment shall be limited to those to be made for the purpose of hedging an interest rate risk or other risks arising from the Corporation’s liabilities.

3.	The Real Estate, etc. targeted for investment shall be limited to the real estate within Japan.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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4.	The Corporation may not invest in real estate located outside Japan or assets mainly backed by real estate located outside Japan, assets denominated in a foreign currency or securities mainly traded in foreign securities markets.

Article 13.   (Leasing of Incorporated Assets)

1.	The Corporation shall, in order to obtain medium and long-term stable earnings from assets, lease real estate from among the Specified Assets held by the Corporation through executing lease agreements with third parties. Further, with respect to the real estate which is the trust assets related to the beneficial interests, among the Specified Assets, held by the Corporation, the Corporation shall cause the trustee of the trust to execute lease agreements with third parties in order to lease such real estate.

2.	When leasing real estate as provided for in the preceding paragraph, the Corporation, directly or through the trustee of the trust, may receive security deposits, guaranty monies or any money similar thereto (the “Security Deposit, etc.”). The Corporation shall invest the Security Deposit, etc. in accordance with the provisions of these Articles of Incorporation.

3.	The Corporation may lease any Investment Assets other than real estate for the purpose of the effective investment of excess funds.

4.	If the real estate is jointly owned, after the Corporation or the trustee of the trust obtains the consent of the joint owners to use whole jointly-owned real estate by the Corporation, the Corporation may sublease such real estate to a third party. If the real estate falls under a building set forth in Article 1 of the Sectional Ownership of Buildings Act (Act No. 69 of 1962, as amended), upon renting the proprietary portion held by other sectional owners, the Corporation may sublease such real estate to a third party.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Article 14.   (Methods, Standards and Calculation Date of Appraisal of Assets)

1.	The methods of the appraisal of assets of the Corporation with respect to each type of the Investment Assets shall, in accordance with the Ordinance for the Account of the Investment Trust Corporation (Cabinet Office Ordinance No. 47 of 2006, as amended), the Regulation Concerning Real Estate Investment Trusts and Real Estate Investment Corporations and other regulations established by the Investment Trusts Association and generally accepted corporate accounting standards and other corporate accounting practices, be set forth as follows:

(1)	Real estate, leaseholds of real estate and surface rights set forth in Article 11, Paragraph 2, Items (1) through (3) above:

Appraisals shall be made at the value obtained by deducting the accumulated depreciation from the acquisition price. The straight-line method shall be adopted, in principle, as the method of calculating depreciation for both the building and the facilities; provided, however, that any other method may be used if the straight-line method ceases to be suitable, for a good reason, and the adoption of another method is reasonably deemed to cause no problems in terms of the protection of unitholders.

(2)	Beneficial interests of trusts and the Equity Interests in Anonymous Associations relating to Real Estate set forth in Article 11, Paragraph 2, Items (4) through (7) above:

Appraisals shall be made at the value calculated as the amount equivalent to the Corporation’s share of the relevant beneficial interests or the relevant equity interests in anonymous associations, after (i) aggregating the amount of the component assets of the trust assets or the equity interests anonymous associations appraised by the relevant method provided for in Item (1) above, if such component assets fall under the category of any assets set forth in Item (1) above, and, if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) deducting the amount of liabilities from the sum thereof.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(3)	Securities set forth in Article 11, Paragraph 3, Items (3) and (4) above:

If there is a market price for the relevant securities, appraisals shall be made at the value based on the market price (the price on a financial instruments exchange, the price publicly announced by the securities dealers’ association and others, or the transaction price concluded on the similar transaction system where purchases, sales and cash conversions are made from time to time; hereinafter the same) or if no market price exists, the value calculated using a reasonable method; provided, however, that, in the case of preferential shares set forth in Article 2 of the Asset Liquidation Act, if there is no value calculated based on the market price or a value calculated using a reasonable method, appraisals may be made at the acquisition price.

(4)	Monetary receivables set forth in Article 11, Paragraph 3, Item (5) above:

Appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the acquisition price; provided, however, that, in the case of monetary receivables obtained under par or above par, where the difference between the acquisition price thereof and the claim amount is deemed to be of the nature of adjustment of interest, appraisals shall be made at the amount obtained by deducting the allowance for doubtful accounts from the value calculated by the amortized cost method.

(5)	Beneficial interests of money trusts set forth in Article 11, Paragraph 3, Item (6) above:

Appraisals shall be made at the value calculated as the amount equivalent to the relevant Corporation’s equity interests in beneficial interests of money trusts, after (i) aggregating the amount of the investment assets appraised by the relevant method provided for in Items (1) through (4) and Items (6) and (7) of this paragraph, and if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) the amount of liabilities deducting from the sum thereof.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(6)	Rights relating to derivative transactions set forth in Article 11, Paragraph 3, Item (7) above:

As to debts and credits arising from the trades of listed products on a financial instruments exchange, appraisals shall be made based on the final price at such financial instruments exchange (i.e., the closing price; provided, however, that, if there is no such closing price, the quotation price (the minimum offered quotation price or the maximum bid quotation price, or if both of them are quoted, the mean price thereof)) listed on the relevant exchange as of the calculation date. If no final price is available on the calculation date, appraisals shall be made using the latest final price prior to the calculation date. As to debts and credits arising from transactions without quotations, appraisals shall be made at the value calculated by a reasonable method as equivalent to market price. If it is found to be extremely difficult to obtain a fair appraised price, the acquisition price may be used. Hedge accounting may be applied to those transactions deemed as hedge transactions under generally accepted corporate accounting standards and other corporate accounting practices. Special treatment for interest rate swaps may apply to those that fulfill the requirements for the special treatment of interest rate swaps as prescribed in the Financial Instruments Accounting Standards.

(7)	Others:

Any item other than those provided above shall be appraised in accordance with the Investment Trust Act, the appraisal regulations of the Investment Trusts Association or generally accepted corporate accounting standards and other corporate accounting practices.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2.	If appraisal is made in any method other than those provided for in the immediately preceding paragraph with an aim to state the appraised price in the asset management report, etc., appraisal shall be made as follows:

(1)	Real estate, leaseholds of real estate and surface rights set forth in Article 11, Paragraph 2, Items (1) through (3):

In principle, appraisals shall be made at the value based on appraisals of a real estate appraiser.

(2)	Beneficial interests of trusts and the Equity Interests in Anonymous Associations relating to Real Estate set forth in Article 11, Paragraph 2, Items (4) through (7):

Appraisals shall be made at the value calculated as the amount equivalent to the Corporation’s share of the relevant beneficial interests or the relevant equity interests in anonymous associations, after (i) aggregating the amount of the component assets of the trust assets or the equity interests in anonymous associations appraised by the method provided for in the preceding item, if such component assets fall under the category of any of the assets set forth in the preceding item, and, if such component assets are financial assets or liabilities, the amount thereof appraised in accordance with generally accepted corporate accounting standards and other corporate accounting practices, and (ii) deducting the amount of liabilities from the sum thereof.

3.	The calculation date of the asset appraisals shall be the Settlement Date (as defined in Article 16; hereinafter the same shall apply); provided, however, that, in the case where the assets provided for in Paragraph 1, Item (3) and Item (6), which may be appraised using the market price thereof, the calculation date shall be the last day of each month.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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4.	The appraisal method set forth in Paragraphs 1 and 2 above shall not change pursuant to the principle of continuity; provided, however, (i) that any other method of calculation may be used if the calculation by the adopted method ceases to be suitable, for a good reason, and (ii) that the adoption of such other method is reasonably deemed to cause no problem in terms of protection of unitholders. In the event that the appraisal method is changed, the following information shall be included in the asset management report that is to be delivered to the unitholders immediately thereafter:

(1)	Fact and date of the change of the appraisal method;

(2)	Details of the appraisal method adopted before the change and new appraisal method;

(3)	Appraised value obtained by the appraisal method adopted before the change and appraised value obtained by the new appraisal method;

(4)	Specific reasons for such change; and

(5)	Other matters necessary for the protection of unitholders.

Article 15.    (Cash Distribution Policies)

The Corporation shall make distributions, in principle, in accordance with the following policies:

(1)	Distributable amount arising from investment of the Corporation’s assets (the “Distributable Amount”) shall refer to the profit as defined in Article 136, Paragraph 1 of the Investment Trust Act.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(2)	If monetary distribution is conducted within the limit of the amount of profit, distribution amounts shall be determined by the Corporation and such distribution amounts shall exceed 90% of the profits available for distribution of the Corporation as provided for in Article 67-15 of the Special Taxation Measures Act (Act No. 26 of 1957, as amended) (provided, however, that in case of any change in calculation of such amounts due to an amendment to relevant laws and regulations, the distribution amounts after such change shall apply). The Corporation may accumulate, retain or otherwise process reserves that are deemed to be necessary for maintaining its Investment Assets or improving the value thereof such as the long-term reserve for maintenance, payment reserve, reserve for distribution, reserve for reduction entry and reserve for temporary difference adjustment, and other similar reserves and accounts and necessary amounts from the Distributable Amount.

(3)	When it is determined to be appropriate by the Board of Directors, the Corporation may make monetary distribution in excess of profits to the unitholders, pursuant to the account in relation to the monetary distribution approved pursuant to Article 131, Paragraph 2 of the Investment Trust Act, in accordance with the provision of Article 137, Paragraph 1 of the Investment Trust Act.

(4)	When the Corporation makes monetary distribution in excess of profits, the distribution amount shall be limited to the amount obtained by aggregating the amount of profit concerning the relevant Settlement Date and the amount set forth in the rules of the Investment Trusts Association.

(5)	The dividends to unitholders shall be distributed in cash within three months, in principle, after such Settlement Date to the unitholders or registered pledgees whose names appear or are recorded as such on the last unitholders registry as of the Settlement Date, in proportion to the respective number of units held by such unitholders.

(6)	In case the dividends specified in the preceding paragraph are unpaid for a period of three (3) full years after the date on which such dividends first become payable, the Corporation shall be discharged from its payment obligation thereof. Any dividends remaining unpaid shall bear no interest.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(7)	Further to each paragraph above, the Corporation shall make distributions in accordance with the regulations, etc. prescribed by the Investment Trusts Association.

Article 16.   (Fiscal Period and Settlement Date)

The fiscal period of the Corporation shall commence on October 1 of each year and end on March 31 of the following year, and commence on April1 of each year and end on September 30 of the same year (the last day of each fiscal period shall be referred to as the “Settlement Date”).

Article 17.   (Borrowings and Issuing Investment Corporation Bonds)

1.	Aiming for an efficient and stable management of the Investment Assets, the Corporation may borrow funds or issue investment corporation bonds (including the short-term investment corporation bonds; hereinafter the same) in order to finance acquisition of Specified Assets, payment for construction expenses concerning real estate for lease or real estate which is trust assets in relation to the beneficial interest of trust, funds required to manage the Corporation, or repayment of liabilities (including repayment of security deposits, guaranty monies and borrowings and redemption of investment corporation bonds), etc.

2.	In case of the preceding paragraph, the Corporation may provide the Investment Assets as security; provided, however, that use and purpose of the funds raised by issuing the short-term investment corporation bonds shall be limited to the scope prescribed by laws and ordinances.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3.	The maximum amount of borrowings and investment corporation bonds shall be 1 trillion yen, respectively, and the aggregate amount of borrowings and investment corporation bonds shall not exceed 1 trillion yen.

4.	In case of borrowing funds, the Corporation shall borrow such funds only from the qualified institutional investors provided for in Article 2, Paragraph 3, Item 1 of the FIEA (limited to institutional investors set forth in Article 67-15, Paragraph 1, Item 1(b)(2) of the Special Taxation Measures Act (Act No. 26 of 1957, as amended)).

CHAPTER IV

GENERAL MEETINGS OF UNITHOLDERS

Article 18.   (Place and Frequency)

General meetings of unitholders of the Corporation shall be held in Tokyo’s 23 wards.

Article 19.   (Convocation of Meetings)

1.	General meetings of unitholders shall, except where otherwise stipulated by laws and ordinances, be convened by the executive director if there is one executive director, and if there are two or more executive directors, by one executive director in accordance with the order previously determined by the Board of Directors pursuant to the approval of the Board of Directors.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2.	A general meeting of unitholders of the Corporation shall be convened on May 1, 2016 or onwards without delay and subsequent meetings shall be convened on May 1 or onwards without delay every two years. In addition, the Corporation may convene a general meeting of unitholders as necessary.

Article 20.   (Public Notice and Notice of Convocation)

Public notice of convening of a general meeting of unitholders shall be given at least two (2) months prior to the date of the meeting, and a written notice shall be sent to unitholders as of the Record Date set forth in Article 25 at least two (2) weeks prior to the date of the meeting; provided, however, public notice of the date of a general meeting of unitholders shall not be required concerning the meetings to be held before 25 months have passed from the previous meeting held pursuant to the provision of the first sentence of Paragraph 2 of the preceding article. In addition, a general meeting of unitholders may be held without procedures of convocation when the consent of all unitholders is obtained.

Article 21.   (Chairman of General Meeting of Unitholders)

The chairman of a general meeting of unitholders shall, when there is only one executive director, be such executive director, and when there are two or more executive directors, be one of such executive directors in accordance with an order previously determined by the Board of Directors. If the chairman, an executive director, is unable to so act, another executive director or a supervisory director shall serve as chairman in accordance with the order previously determined by the Board of Directors.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Article 22.   (Method of Resolution of General Meeting of Unitholders)

1.	Resolutions of a general meeting of unitholders shall, except where otherwise stipulated by laws and ordinances or these Articles of Incorporation, be adopted by a majority of voting rights of the unitholders in attendance at the general meeting of unitholders.

2.	Resolutions of a general meeting of unitholders set forth in Article 93-2, Paragraph 2 of the Investment Trust Act shall be adopted by a majority of two-thirds (2/3) or more of voting rights of unitholders in attendance at the general meeting of unitholders, at which the unitholders holding a majority of the number of the issued units are present.

3.	Exercise of voting right in writing shall require a statement of the necessary matters in the document for the exercise of voting right (the “Document for the Exercise of Voting Right”) and submission to the Corporation of the Document for the Exercise of Voting Right by the time specified by laws and ordinances.

4.	Exercise of voting right by electromagnetic method shall require the approval of the Corporation and submission to the Corporation of the necessary matters that should be stated in the Document for the Exercise of Voting Right by electromagnetic method in accordance with the provisions of laws and ordinances by the time specified by laws and ordinances.

5.	The number of voting rights exercised in writing or by electromagnetic method pursuant to the preceding two paragraphs shall be included in the number of voting rights of the unitholders in attendance.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Article 23.   (Exercise of Voting Right by Proxy)

A unitholder may exercise his/her voting rights by delegating such voting rights to another unitholder who has voting rights as a proxy; provided, however, that a unitholder or the proxy designated by such unitholder shall submit a certificate evidencing the status of the proxy for each general meeting of unitholders to the Corporation.

Article 24.   (Deemed Approval)

1.	Any unitholder who does not attend a general meeting of unitholders and does not exercise his/her voting rights shall be deemed to be in favor of any proposal submitted to such general meeting of unitholders (provided, however, that in cases where two or more proposals are submitted and any such proposal is in conflict in its nature with another proposal, both of such proposals shall be excluded from such deemed approval).

2.	The number of voting rights owned by the unitholder deemed to be in favor of a proposal in accordance with the preceding paragraph shall be included in the number of voting rights of the unitholders in attendance.

Article 25.   (Record Date)

1.	In a case where the Corporation convenes a general meeting of unitholders pursuant to the provision of the first sentence of Article 19, Paragraph 2, the Corporation shall designate the unitholders registered or recorded in the final register of unitholders as of March 31, 2016 and on March 31 of every two years onward as unitholders who may exercise the rights thereof at the relevant general meeting of unitholders subject to the convocation.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2.	In a case where the Corporation convenes a general meeting of unitholders pursuant to the provision of the second sentence of Article 19, Paragraph 2, the Corporation shall give public notice in advance and may designate the unitholders and registered pledgees of investment units registered or recorded in the register of unitholders on a certain date as unitholders and registered pledgees of investment units who may exercise the rights thereof.

3.	With respect to the business of general meetings of unitholders, an outline of the proceedings of the relevant general meeting of unitholders, a report on the results of the meeting and other matters prescribed by law shall be described or recorded in the minutes. The minutes created shall be kept for ten years at the Corporation’s head office.

Article 26.   (Matters concerning General Meeting of Unitholders)

Matters concerning the general meeting of unitholders shall be governed by the Rules for the general meeting of unitholders determined by the Board of Directors in addition to the provisions stipulated by laws and ordinances or these Articles of Incorporation.

CHAPTER V

DIRECTORS AND BOARD OF DIRECTORS

Article 27.   (Matters concerning Directors)

1.	The number of executive directors of the Corporation shall be no greater than three, and the number of supervisory directors of the Corporation shall be no greater than four (provided, however, that the number of supervisory directors shall exceed the number of executive directors). The Board of Directors consists of executive directors and supervisory directors (the “Directors”).

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2.	The Directors shall be elected through a resolution adopted by a general meeting of unitholders.

Article 28.   (Term of Directors)

1.	The term of office of a Director shall be two years from the time the Director has taken office; provided, however, that this shall not preclude extending or shortening of such period to the extent prescribed by laws and regulations by means of resolution of a general meeting of unitholders. In addition, the term of office of any Director elected to fill a vacancy or elected to increase the number of the Directors shall be the same as the remaining term of office of his/her predecessor or of the other Directors then in office.

2.	A resolution concerning election of substitute directors shall be in effect until expiry of the term of office of Directors who are to be filled and elected at a general meeting of unitholders which the relevant resolution was made (in a case where the Directors who are to be filled were not elected at the relevant general meeting of unitholders, the most recent general meeting of unitholders in which the Directors who are to be filled were elected); provided, however, that this shall not preclude shortening of such effective period by means of a resolution of a general meeting of unitholders.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Article 29.   (Method of Resolution of Meeting of Board of Directors)

1.	Resolutions of a meeting of the Board of Directors shall, except where otherwise stipulated by laws and ordinances or these Articles of Incorporation, be adopted by a majority of voting rights of the members in attendance at a meeting, at which more than one half (1/2) of the members then in office shall be present.

2.	With respect to the business of the Board of Directors, an outline of the proceedings of the Board of Directors meetings, a report on the results of the meeting and other matters prescribed by law shall be described or recorded in the minutes, and the Directors present shall sign, affix their names and seals, or digital signature to the minutes. The minutes created shall be kept for ten years at the Corporation's head office.

Article 30.   (Convocation and Chairman of Meeting of Board of Directors)

1.	In case the number of executive directors is one, such executive director shall, except where otherwise stipulated by laws and ordinances, convene a meeting of the Board of Directors and act as chairman thereat. In case the number of executive directors is two or more, one of the executive directors shall, except where otherwise stipulated by laws and ordinances, convene a meeting of the Board of Directors and act as chairman thereat in accordance with the order previously determined by the Board of Directors.

2.	Notice of convocation of a meeting of the Board of Directors shall be given to each Director at least three days prior to the date set for such meeting; provided, however, that this convocation period may be shortened or the convocation procedures may be omitted upon the consent of all of the Directors.

Article 31.   (Matters concerning the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Rules for the Board of Directors determined by the Board of Directors in addition to the provisions stipulated by laws and ordinances or these Articles of Incorporation.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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 Article 32.    (Amount of Compensation or Standards regarding Payment of Compensation to the Directors)

The standards regarding the payment of compensation to the Directors shall be as follows:

(1)	Compensation for an executive director shall be determined by the Board of Directors to be an amount not to exceed 800,000 yen per month. Payment shall be made by the last day of each month by way of a remittance of funds to a bank account designated by the relevant executive director.

(2)	Compensation for a supervisory director shall be determined by the Board of Directors to be an amount not to exceed 500,000 yen per month. Payment shall be made by the last day of the relevant month by way of a remittance to a bank account designated by the relevant supervisory director.

Article 33.   (Release from Liabilities of Directors against Corporation)

Regarding the liability for damages prescribed in Article 115-6, Paragraph 1 of the Investment Trust Act, in a case where the relevant Director has performed his or her duties in good faith and without gross negligence, the Corporation may exempt the Director from liability for damages due to neglect of duty to the extent prescribed by law by means of a board of directors resolution if it is found particularly necessary in view of the details of the facts giving rise to liability, the circumstances of the Director's performance of his or her duties and other circumstances.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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CHAPTER VI

INDEPENDENT AUDITOR

Article 34.   (Election)

An independent auditor shall be elected through a resolution of the general meeting of unitholders.

Article 35.   (Term of Office)

1.	The term of office of the independent auditor shall expire at the conclusion of the first general meeting of unitholders held after the fiscal period first occurring after the expiration of one (1) year after his/her assumption of office.

2.	Unless otherwise resolved at the general meeting of unitholders referred to in the immediately preceding paragraph, the independent auditor shall be deemed to be re-elected at such meeting.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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 Article 36.    (Amount of Compensation or Standards regarding Payment of Compensation for the Independent Auditor and Timing of Payment)

The compensation amount to the independent auditor for each fiscal period shall be determined by the Board of Directors to be an amount not to exceed 30 million yen. Such amount shall be paid no later than three months after the relevant Settlement Date by way of remittance to a bank account designated by the relevant independent auditor.

Article 37.   (Release from Liabilities of Independent Auditor against Corporation)

Regarding the liability for damages prescribed in Article 115-6, Paragraph 1 of the Investment Trust Act, in a case where the relevant independent auditor performed his or her duties in good faith and without gross negligence, the Corporation may exempt the independent auditor from liability for damages due to neglect of duty to the extent prescribed by the law by means of a board of directors resolution if it is found particularly necessary in view of the details of the facts giving rise to liability, the circumstances of the independent auditor's performance of its duties and other circumstances.

CHAPTER VII

ASSET MANAGEMENT COMPANY, CUSTODIAN OF ASSETS

AND ADMINISTRATION AGENT

Article 38.   (Administrative Services relating to the Offering of Units and Investment Corporation Bonds to be Issued)

1.	The Corporation shall, in accordance with Articles 198 and 208 of the Investment Trust Act, entrust the Asset Management Company to manage its assets and the custodian of assets to conduct custody of its assets. The Corporation shall entrust a third party to provide administrative services, excluding services other than the management and custody of its assets, set forth in Article 117 of the Investment Trust Act (the “General Administrative Services”).

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2.	The Corporation shall entrust an administration agent, who shall be chosen by the Board of Directors, to perform administrative services relating to the offering of any units and investment corporation bonds to be issued by the Corporation, administrative service relating to preparation and maintenance of the registry of investment corporation bonds and other administrative services relating to the registry of investment corporation bonds, administrative services relating to the issuance of units and investment corporation bond certificates, and administrative services relating to holders of the investment corporation bonds (meaning the administrative services set forth in Article 169, Paragraph 2, Items 4 and 5 of the Ordinance for Enforcement of the Investment Trust Act), and a general administrative services agreement shall be executed with respect thereto.

Article 39.   (Calculation Method of Asset Management Fees, and Method and Time of Payment of Asset Management Fees Payable to the Asset Management Company)

The standard of amount of fees payable to the Asset Management Company and the standard of payments to be made in respect of such fees shall be as stated in Exhibit I incorporated in these Articles of Incorporation

Article 40.   (Burden of Expenses)

The Corporation shall bear the following expenses:

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(1)	Taxes on the Investment Assets, expenses required to handle business or administrative services by the administration agent, the custodian of assets and the Asset Management Company, or delayed interest on advance money paid by the administration agent, the custodian of assets and the Asset Management Company or damages or delayed interest on damages if compensation for damage is claimed;

(2)	Expenses concerning issuance of investment units and investment corporation bonds, purchase of treasury investment units, allotment without contribution of subscription rights to investment units, and listing;

(3)	Expenses incurred in preparing a record of the names and addresses of unitholders, expenses incurred in mailing documents to unitholders and transportation expenses incurred in returning (or disposing of) used documents, etc.;

(4)	Expenses for payment of dividends (including, receipts of dividends by unitholders, bank fees, etc.);

(5)	Expenses incurred in preparing, printing and delivering securities registration statements, securities reports and extraordinary reports;

(6)	Expenses incurred in preparing, printing and delivering offering circulars and materials for public offerings or secondary distributions of securities, as set forth in Article 13, Paragraph 5 of the FIEA;

(7)	Expenses incurred in preparing, printing and delivering financial statements, asset management reports, etc. (including expenses required for the submission of documents to the competent authority);

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(8)	Expenses for public notice, and expenses for advertising and general publicity of the Corporation;

(9)	Fees and expenses for legal advisors, tax advisors, etc. of the Corporation;

(10)	Expenses related to the holding of general meetings of unitholders and meetings of the Board of Directors, expenses for public notices, and expenses incurred in preparing, printing and delivering documents mailed to unitholders;

(11)	Actual expenses, advance money, etc. in relation to executive directors and supervisory directors;

(12)	Expenses related to the acquisition, management, sale, etc. of the Investment Assets (including intermediary commissions, commission of management, non-life insurance premiums, expenses for maintenance and repairs, utilities expenses, etc.);

(13)	Interest on borrowings and investment corporation bonds;

(14)	Expenses for management of the Corporation; and

(15)	Other expenses similar to each of the preceding items that have been approved by the Board of Directors.

Adopted:            October 4, 2005

Amended:          October 7, 2005

November 25, 2005

December 9, 2005

January 10, 2006

April 19, 2006

December 20, 2007

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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January 21, 2009

May 28, 2010

May 24, 2012

May 23, 2014

May 20, 2016

May 29, 2018

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Exhibit I

Asset Management Fees Payable to Asset Management Company

The fees for the entrusted business conducted by the Asset Management Company shall be composed of Management Fee 1, Management Fee 2, Acquisition Fee, Transfer Fee and Merger Fee. The specific payment amount or payment calculation method, and the time of payment are as set forth below:

(1)	Management Fee 1

Each fiscal period of the Corporation shall be divided into [a] the period from the initial day of the relevant fiscal period to the day corresponding to three months after the immediately preceding Settlement Date and [b] the period from the day following the final day of the above-mentioned period until the Settlement Date (hereinafter each referred to as the "Calculation Period") and for each Calculation Period, this shall be the amount obtained by multiplying the total asset value shown on the balance sheet (limited to the one that has received approval prescribed in Article 131, Paragraph 2 of the Investment Trust Act) as of the immediately preceding Settlement Date of the Corporation by a rate that will be a maximum of 0.50% (annual rate) (prorated based on a 365-day year, according to the actual number of days in the relevant Calculation Period, with units of less than one yen disregarded). The Management Fee 1 shall be paid by each of payment dates (which are the last day of February, May, August and November of each year) that falls immediately after the last day of each Calculation Period.

(2)	Management Fee 2

This shall be the amount that results from multiplying net income before income taxes (excluding gain on negative goodwill) prior to the deduction of Management Fee 2 calculated for each fiscal period of the Corporation by a rate that will be a maximum of 3.0% (annual rate) (with units of less than one yen disregarded). The Management Fee No. 2 shall be paid by the end of the month that follows the month when the Board of Directors of the Corporation approved the financial statements, etc.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(3)	Acquisition Fee

This shall be the amount that results from multiplying the acquisition price (excluding the amounts equivalent to national and local consumption tax for the building) by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded) in a case where assets are acquired (excluding acquisition through a merger). The term "acquisition price" means the amount stated in the purchase and sale agreement, excluding the costs in connection with the acquisition as well as the national and local consumption tax. The Acquisition Fee shall be paid by the end of the month that follows the month to which the day of acquisition belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

(4)	Transfer Fee

This shall be the amount that results from multiplying the sale price (excluding the amounts equivalent to national and local consumption tax on the building) by a rate that will be a maximum of 0.5% (with units of less than one yen disregarded) in a case where assets are transferred (excluding transfer through a merger). The term "sale price" means the amount stated in the purchase and sale agreement, excluding the costs in connection with the transfer as well as the national and local consumption tax. The Transfer Fee shall be paid by the end of the month that follows the month to which the day of transfer belongs (i.e., the day when the transfer of rights, including the transfer of ownership, takes effect).

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(5)	Merger Fee

This shall be, in case of a merger with another investment corporation (including a consolidation-type merger and an absorption-type merger whereby the Corporation is the surviving corporation or the absorbed corporation; hereinafter the same shall apply), when the Asset Management Company investigates and evaluates the assets, etc. held by the other party of the merger and performs other services related to the merger on behalf of the Corporation and the merger takes effect, the amount that results from multiplying the total valuation amount of real estate, etc. held by the other party of the merger that is to be succeeded to or to be held by the newly established entity under the consolidation-type merger or the surviving corporation under the absorption-type merger on the day that the merger takes effect by a rate that will be a maximum of 1.0% (with units of less than one yen disregarded). The Merger Fee shall be paid within three months from the end of the month to which the effective date of the merger belongs.

The Corporation shall bear consumption tax and local consumption tax on each fee. The Corporation, in addition to the payment of each fee, shall pay consumption tax and local consumption tax on the relevant fee by remitting to a bank account designated by the Asset Management Company.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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 Schedule 3

Details of financial statements, asset management report, and financial statements of cash distributions pertaining to the most recent fiscal period of Japan Rental Housing Investments Inc.

I.	Asset Management Report
II.	Balance Sheets
III.	Statements of Income and Retained Earnings
IV.	Statements of Changes in Net Assets
V.	Notes to Financial Statements
VI.	Statements of Cash Distributions
VII.	Statements of Cash Flows (Reference information)

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Ⅰ. Asset Management Report

Overview of Asset Management

1. Change in Management Status of Investment Corporation

		23rd period	24th period	25th period	26th period	27th period
		From April 1, 2017 to September 30, 2017,	From October 1, 2017 to March 31, 2018	From April 1, 2018 to September 30, 2018	From October 1, 2018 to March 31, 2019	From April 1, 2019 to September 30, 2019
Operating revenues	Million yen	8,675	8,284	8,250	8,256	8,460
(Of the above, rental revenues)	Million yen	(8,292)	(8,254)	(8,250)	(8,256)	(8,118)
Operating expenses	Million yen	4,582	4,434	4,517	4,536	4,625
(Of the above, property-related expenses)	Million yen	(3,678)	(3,546)	(3,630)	(3,657)	(3,565)
Operating income	Million yen	4,093	3,850	3,733	3,720	3,834
Ordinary income	Million yen	3,391	3,159	3,115	3,159	3,365
Net income	Million yen	3,391	3,158	3,114	3,158	3,364
Total assets	Million yen	231,805	227,296	227,305	226,953	227,187
(Period-over-period)%		(1.3)	(-1.9)	(0.0)	(-0.2)	(0.1)
Net assets	Million yen	108,332	108,435	108,369	108,334	108,447
(Period-over-period)%		(0.3)	(0.1)	(-0.1)	(0.0)	(0.1)
Total amount of investment	Million yen	91,715	91,715	91,715	91,715	91,715
Number of units issued	Units	1,640,060	1,640,060	1,640,060	1,640,060	1,640,060
Net assets per unit	Yen	66,053	66,117	66,076	66,055	66,124
Total distributions	Million yen	3,148	3,225	3,221	3,263	3,345
Distribution per unit	Yen	1,920	1,967	1,964	1,990	2,040
(Of the above, distribution of profits per unit)	Yen	(1,920)	(1,967)	(1,964)	(1,990)	(2,040)
(Of the above, excess-profit distribution per unit)	Yen	(–)	(–)	(–)	(–)	(–)
Ratio of ordinary income to total assets (Note 2)%		1.5 (2.9)	1.4 (2.8)	1.4 (2.7)	1.4 (2.8)	1.5 (3.0)
Return on equity (Note 2) (ROE)%		3.1 (6.3)	2.9 (5.8)	2.9 (5.7)	2.9 (5.8)	3.1 (6.2)
Capital adequacy ratio at the end of the period	%	46.7	47.7	47.7	47.7	47.7
(Period-over-period)%		(-0.5)	(1.0)	(-0.0)	(0.1)	(0.0)
Payout ratio	%	92.9	102.2	103.4	103.4	99.5
[Other reference information]
Number of investment properties	Properties	199	198	198	198	192
Depreciation for the period	Million yen	1,795	1,802	1,815	1,834	1,817
Capital expenditure for the period	Million yen	338	898	1,073	1,039	1,080
Rental NOI (Net Operating Income) (Note 2)	Million yen	6,409	6,510	6,435	6,434	6,370
FFO per unit (Funds from Operation) (Note 2)	Yen	3,065	3,131	3,109	3,127	3,144
Funds from Operations (FFO) multiple (Note 2)	Times	13.0	12.9	14.5	14.1	15.9
Debt service coverage ratio (Note 2)	Times	11.1	11.9	12.8	13.3	14.2
Interest-bearing debt	Million yen	120,157	115,587	115,587	115,587	115,587
Period-end interest-bearing debt to period-end total assets ratio (Note 2)%		51.8	50.9	50.9	50.9	50.9

(Note 1)	The amount is rounded down to the nearest unit shown in each column, and the ratio is rounded off to the first decimal place.
(Note 2)	The indicators are calculated using the formulas shown below. Annualized figures based on the number of days under management are shown in parentheses.

Ratio of ordinary income to total assets	Ordinary income / {(Total assets at the beginning of the period + Total assets at the end of the period) / 2} × 100
Return on equity (ROE)	Net income / {(net assets at the beginning of the period + net assets at the end of the period) / 2} × 100
Rental NOI	Rental revenues – property-related expenses + deprecation
FFO per unit	FFO (= net income + depreciation + amortization – gain or loss on disposition of real estate + impairment loss)/number of investment units issued at the end of the period
FFO multiple	Investment unit price at the end of the period / annualized FFO per unit
Debt service coverage ratio	(Net income before interest, depreciation and amortization – gain or loss on disposition of real estate +impairment loss)/interest expenses (including interest on investment corporation bonds)
Period-end interest-bearing debt to period-end total assets ratio	Interest-bearing debt at the end of the period / total assets at the end of the period × 100

Note:This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2. Progress of Asset Management in the Period under Review

(a) Profile of the Investment Corporation

The Investment Corporation is a housing-specific REIT that invests in rental properties throughout Japan, with a focus on the 23 wards of Tokyo and the three major metropolitan areas (Note 1). The Investment Corporation was established on October 7, 2005 based on the provisions of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended), and it was listed on the Tokyo Stock Exchange Real Estate Investment Trust market (stock code 8986) on June 22, 2006.

As a result of its merger with Prospect Reit Investment Corporation (hereinafter “former PRI”) on July 1, 2010, the Investment Corporation added 52 properties under management, or assets of ¥52.9 billion based on the acquisition price, to its portfolio. Since the merger, the Investment Corporation has been seeking to steadily improve distributions, primarily by improving the quality of its portfolio through the replacement of properties (acquiring new properties and disposing of existing properties), strengthening overall operations by improving occupancy rates and other factors, and reducing costs by decreasing expenses for interest-bearing debt and other items.

The properties under management at the end of September 2019 consisted of 192 properties and 12,952 units, with a total acquisition price of ¥226,378 million (a total book value of ¥216,604 million) and a total rentable floor area of 519,719.37 square meters.

(Note) The “23 wards of Tokyo and the three major metropolitan areas” mean the Kanto metropolitan area (including the 23 wards of Tokyo), the Chukyo metropolitan area, and the Kansai metropolitan area.

(b) Investment Environment

Rental residential properties owned by listed REITs specializing in residential properties enjoy stable management environments while continuing to improve occupancy rates and seeing rent increase in new contracts centering on the 23 wards of Tokyo. With respect to the real estate market, competition for properties continued to intensify, given the following factors: stable cash flows of rental residential properties enjoyed an enduring popularity; and the financing environment remained favorable backed by low interest rates. As a result, sales prices of rental residential properties stayed high, and the cap rate (rate obtained by dividing the amount obtained by subtracting property-related expenses from total property revenue by the acquisition price) for the trading of rental residential properties located in the 23 wards of Tokyo and major urban centers continued to show a downward trend.

(c) Management Performance

The Asset Manager to enhance its value, the Investment Corporation focused on (1) External Growth through Acquisition of New Properties and Asset Replacement through Partial Disposition of Owned Properties, (2) the continuous strengthening of overall operations (the maintenance of high occupancy rates, the maximization of rent and other income and the reduction of property-related expenses), (3) the strengthening of financing (the reduction of financial costs and the extension of borrowing periods, etc.) and (4) sustainability initiatives.

(1) External Growth through Acquisition of New Properties and Asset Replacement through Partial Disposition of Owned Properties

During the fiscal period under review, amid increasingly harsh property acquisition environment, the Investment Corporation acquired the following 4 properties for a total of ¥5,483 million (total appraisal value: ¥5,692 million). The 4 properties acquired are all located in a highly convenient area in Osaka city, Urayasu city, Saitama city and Nagoya city, respectively, and are of high quality. These newly acquired properties have partly contributed to revenues of the Investment Corporation during the fiscal period under review and are expected to make full-period contribution to expanding the revenues in the next fiscal period and onward. On the other hand, since the current real estate market offers favorable opportunities for disposing properties, the Investment Corporation placed 10 aged or small-scaled properties (total book value as of April 25, 2019: ¥4,288 million) in a bidding to improve its portfolio quality. As a result, the Investment Corporation disposed the 10 properties as the disposition price (¥4,500 million in total) was higher than the appraisal value (¥4,049 million in total) and for the reasons such as to withdraw from the Shinetsu area.

<4 Newly Acquired Properties>

Acquisition Date	Property Name (Location)	Property Type	Completion	Acquisition Price (A) (JPY thousand) (Note 1)	Appraisal Value at Acquisition (B) (JPY thousand)	Difference between Acquisition Price and Appraisal Value at Acquisition (B) – (A) (JPY thousand) (A/B)	Acquisition Funding Method
August 1, 2019	Serenite Umeda Reflet (Osaka city, Osaka)	Studio	June 2019	1,148,753	1,220,000	71,246 (94.2%)	Own funds
August 27, 2019	Gran Casa Urayasu (Urayasu city, Chiba)	Studio	July 2019	886,041	921,000	34,958 (96.2%)	Own funds
August 30, 2019	Gran Casa Kitaurawa (Saitama city, Saitama)	Family	June 2019	2,490,000	2,590,000	100,000 (96.1%)	Own funds
September 27, 2019	Gran Casa Chiyoda (Note 2) (Nagoya city, Aichi)	Studio	November 2007	959,000	961,000	2,000 (99.8%)	Own funds
Total				5,483,794	5,692,000	208,204 (96.3%)
(Note 1)	Acquisition Price does not include acquisition expenses, adjustments to property tax and city planning tax, and consumption tax and local consumption tax.
(Note 2)	“AS Residence Chiyoda” changed its property name to "Gran Casa Chiyoda" on November 1, 2019.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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<10 Disposed Properties>

Disposition Date	Property Name (Location)	Building Age (Note 1)	Disposition Price (JPY thousand) (Note 2)	Book value as of April 25, 2019 (JPY thousand)	Appraisal value as of March 31, 2019 (JPY thousand)	Difference between Disposition Price and Appraisal Value (JPY thousand)	Gain/Loss on Disposition (JPY thousand)
April 25, 2019	willDo Ishizuecho (Niigata city, Niigata)	12.1 yrs	488,000	383,567	463,000	25,000	97,193
April 25, 2019	willDo Sasaguchi (Niigata city, Niigata)	12.1 yrs	279,000	228,655	267,000	12,000	45,976
April 25, 2019	Ark Heim Niigata (Niigata city, Niigata)	29.4 yrs	1,032,000	1,016,522	851,000	181,000	51
April 25, 2019	Johanna Mansion (Maebashi city, Gunma)	27.1 yrs	428,000	508,409	353,000	75,000	(87,168)
April 25, 2019	Joyful Sayama (Sayama city, Saitama)	27.7 yrs	220,000	207,272	200,000	20,000	9,254
April 25, 2019	Lumiere Hachioji (Hachioji city, Tokyo)	33.1 yrs	420,000	445,335	407,000	13,000	(31,491)
April 25, 2019	willDo Honchiba (Chiba city, Chiba)	28.4 yrs	484,000	355,120	428,000	56,000	121,759
April 25, 2019	Maison Flora (Kobe city, Hyogo)	28.9 yrs	494,000	566,074	494,000	0	(79,066)
April 25, 2019	willDo Tenmabashi (Osaka city, Osaka)	13.6 yrs	345,000	296,253	316,000	29,000	43,763
April 25, 2019	willDo Sakaisuji honmachi (Osaka city, Osaka)	12.6 yrs	310,000	281,723	270,000	40,000	23,620
Total			4,500,000	4,288,936	4,049,000	451,000	143,893
(Note 1)	Building age as of the disposition date is indicated.
(Note 2)	Disposition Price excludes sales expenses, fixed asset tax and city planning tax adjustments, and consumption tax and local consumption tax.

(2) Continuing to Strengthen Overall Operations

Despite the use of the Daily Occupancy Forecasting System and the continued focus on a range of existing measures by the Asset Manager, the average occupancy rate during the period stood at 97.9% (98.7% in the previous fiscal period) partially due to the affect of acquisition of a newly-constructed property with no tenants in the fiscal period under review. In addition, as a result of continuing to focus on an increase in the rent at the time of replacement (Note), 943 contracts out of 1,437 (the total number of new contracts) achieved rent increases from the previous rent. The percentage of new contracts with higher rent (based on the number of cases) was 65.6%. The percentage of change in rent at tenant turnover (based on rent) rose 0.9 percentage point (an increase of 1.0 percentage point in the previous fiscal period), continuing with an upward trend and contributing to higher revenues.

As for property-related expenses, the Investment Corporation focused on a range of existing measures including the reduction of repair expenses and expenses for works to restore properties to their original state through the High-Cost Construction Approval Committee and the reduction of utilities expenses due to the effect of introducing LED lights.

(Note) The rent at the time of replacement is calculated by excluding properties for which the previous rent is unknown due to newly acquired properties and the cancellation of the sublease contract and rooms for rent whose use is other than as a residence.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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<Overall occupancy rates for properties owned since the merger with the former PRI>

(Note)　Occupancy rate = Total leased floor area ÷ Total rentable floor area

(Existing initiatives)

●“Daily Occupancy Forecasting System” (an IT system independently self-developed by the Asset Manager, the system predicts occupancy rates at the end of every month on a daily basis, helps understand dynamic information regarding individual vacancies, and shortens the cycle for identifying individual vacancies, conducting onsite inspections, investigating causes, taking action, and verifying effects; introduced in October 2011). With the commencement of the operation of the IT system that was upgraded to a new version in May 2015, a mechanism that is able to ascertain various types of information including occupancy rates on the Internet in real time has been set in place.

●“Three-week Rule” (minimizing opportunity losses by fully enforcing a rule to fully restore properties to their original state within three weeks of tenants vacating; introduced in October 2010)

●“Downtime 60 days” (a policy to conclude a new contract within 60 days of tenants vacating; introduced in October 2012)

●“Action 30 days” (focused response to achieve the best rent at the earliest in the first 30 days after beginning to seek tenants; focused response to vacancies of 30 days after beginning to seek tenants, which was introduced in October 2013, has been changed to a more aggressive initiative based on the Management Policy by Property newly introduced in April 2016) to further improve occupancy rates and profitability by shortening vacancy periods

●Taking stronger action on “Key Focus Properties (introduced in April 2011)” and “Long-term Vacancies” (vacancies over 60 days; introduced in October 2010)

●“High-Cost Construction Approval Committee” (a committee conducting a detailed, systematic examination of the content and amount of construction work for ¥1 million or more when orders are placed, to optimize expenses for high-priced construction work; introduced in April 2012)

●“Formulation of Standard Specifications for Work to Restore Properties to their Original State” (managing expenses and construction schedules and building better rooms by setting unique construction specifications for work to restore properties to their original state after tenants vacate, regarding it as a recommercialization measure; introduced in April 2012)

●“Management to Increase the Number of Properties with Full Occupancy” (further improving occupancy rates through the management of the number of properties with full occupancy; introduced in April 2014)

●Management Policy by Property (a policy of managing properties by drafting a basic policy for each property based on an analysis of past contract data (rent, downtime, comparison with the previous rent, key money, etc.) of each property and focusing on increasing revenue by simultaneously raising rents and shortening the downtime for each room newly contracted after cancellation through implementation in conjunction with “Action 30 days,” one of the existing initiatives above; introduced in April 2016)

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(3) Strengthening of financing (the reduction of financial costs and the prolongation of borrowing periods, etc.)

The Investment Corporation refinanced a total of ¥7,050 million in bank loans that came due in the fiscal period under review (due on June 28, 2019, August 30, 2019 and September 30, 2019) on the due date, with borrowing periods of 5 years (¥3,000 million), 7 years (¥700 million) and 8 years (¥3,350 million). Of the above refinancing, the Investment Corporation concluded interest rate swap agreements for loans of ¥4,050 million with floating interest rates on June 26, 2019, August 28, 2019 and September 26, 2019, respectively, to fix interest payments.

As a result, the Investment Corporation reduced the financial costs and extended the borrowing periods (from 5.0 years to 6.6 years, on average) in comparison with those before the refinancing, in addition to diversifying the due dates.

As a result of the above, the ratio of interest-bearing debt to total assets at the end of the fiscal period under review came to 50.9%, the ratio of long-term interest-bearing debt (excluding interest-bearing debt to be repaid within a year) came to 84.9%, and the ratio of fixed interest rates came to 72.4%.

<Summary of refinancing in the 27th fiscal periods>

Borrowing date	Borrowing amount (million yen)	Interest rate	Interest rate after fixation	Due date	Use of funds
June 28, 2019	550	JBA one-month Japanese yen TIBOR+0.4825%	0.5885%	June 30, 2027	Refinancing of existing bank loans
June 28, 2019	700	JBA one-month Japanese yen TIBOR+0.4575%	0.5325%	June 30, 2026	Ditto
June 28, 2019	1,500	0.2950% (fixed interest rate)	-	June 28, 2024	Ditto
August 30, 2019	500	JBA one-month Japanese yen TIBOR+0.4825%	0.5245%	August 31, 2027	Ditto
August 30, 2019	1,000	JBA one-month Japanese yen TIBOR+0.3575%	0.3485%	August 30, 2024	Ditto
August 30, 2019	500	0.2250% (fixed interest rate)	-	August 30, 2024	Ditto
September 30, 2019	1,300	JBA one-month Japanese yen TIBOR+0.4825%	0.5905%	September 30, 2027	Ditto
September 30, 2019	1,000	0.4825% (fixed interest rate)	-	September 30, 2027	Ditto

(4) Sustainability Initiatives

Based on the recognition that sustainability initiatives including environmental, social and corporate governance practice (collectively called “ESG”) have been increasingly important in recent years, the Investment Corporation established the Policy Regarding ESG in August 2016.

Based on the Policy Regarding ESG above, the Investment Corporation and the Asset Manager participated in the Global Real Estate Sustainability Benchmark (GRESB) Real Estate Assessment for the first time in the 25th fiscal period and acquired the Green Star assessment, which is given to participants who practice excellent approaches in the aspects of both Management & Policy and Implementation & Measurement. (The GRESB Real Estate Assessment is an annual benchmark assessment that measures consideration for ESG in the real estate sector. It was established in 2009 by a group of major pension funds in Europe that took the initiative in developing the Principles for Responsible Investment (PRI)).

In the fiscal period under review, the Investment Corporation again participated in the GRESB Real Estate Assessment and acquired the Green Star assessment. In the GRESB Rating, which carries out an assessment according to the relative ranking in the total score, the Investment Corporation acquired Three Stars, making an improvement from Two Stars in the previous assessment.

(d) Summary of Results and Distributions

As a result of the management initiatives described above, the Investment Corporation recorded operating revenues of ¥8,460 million, operating income of ¥3,834 million, ordinary income of ¥3,365 million and net income of ¥3,364 million.

As for distributions, the Investment Corporation will distribute unappropriated retained earnings by using the reserve for temporary difference adjustments (¥124 million) and adding them to unappropriated retained earnings according to the existing policy.

As a result, total distributions came to ¥3,345 million in the fiscal period under review, and the distribution per unit was ¥2,040 (up ¥50 from the previous fiscal period).

(Note)　With respect to distributions, based on the plan that the maximum amount of profit distribution shall be included in deductible expenses upon the application of Article 67-15 of the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, including amendments thereto; hereinafter the “Special Taxation Measures Act”), the full amount of unappropriated retained earnings except for fractions of less than one (1) yen of cash distribution per investment unit will be distributed.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3. Capital

The table below shows capital increases etc. up to the end of the period under review.

Date	Description	Number of investment units issued and outstanding (units)		Unitholders’ capital (yen)		Notes
		Change	Total	Change	Total
October 7, 2005	Establishment through private placement	200	200	100,000,000	100,000,000	(Note 1)
December 13, 2005	Capital increase through third-party allotment	17,800	18,000	8,900,000,000	9,000,000,000	(Note 2)
June 21, 2006	Capital increase through public offering	43,400	61,400	18,748,800,000	27,748,800,000	(Note 3)
April 26, 2007	Capital increase through public offering	34,300	95,700	18,595,161,900	46,343,961,900	(Note 4)
May 24, 2007	Capital increase through third-party allotment	1,777	97,477	963,370,341	47,307,332,241	(Note 5)
August 28, 2008	Capital increase through third-party allotment	70,000	167,477	12,250,000,000	59,557,332,241	(Note 6)
October 2, 2009	Capital increase through third-party allotment	65,863	233,340	6,000,119,300	65,557,451,541	(Note 7)
June 30, 2010	Capital increase through third-party allotment	43,035	276,375	5,000,236,650	70,557,688,191	(Note 8)
July 1, 2010	Investment unit split	829,125	1,105,500	-	70,557,688,191	(Note 9)
July 1, 2010	Merger	225,300	1,330,800	-	70,557,688,191	(Note 10)
November 26, 2013	Capital increase through public offering	131,200	1,462,000	8,148,307,200	78,705,995,391	(Note 11)
December 18, 2013	Capital increase through third-party allotment	13,060	1,475,060	811,104,360	79,517,099,751	(Note 12)
May 27, 2015	Capital increase through public offering	165,000	1,640,060	12,198,615,000	91,715,714,751	(Note 13)

(Note 1)	The Investment Corporation was established through the private placement of investment units, the issue price of which was ¥500,000 per unit.
(Note 2)	The Investment Corporation issued 17,800 additional investment units at an issue price of ¥500,000 per unit and began asset management.
(Note 3)	The Investment Corporation publicly offered new investment units at an issue price of ¥450,000 (issue value of ¥432,000) per unit to acquire new properties and repay the existing borrowings.
(Note 4)	The Investment Corporation publicly offered new investment units at an issue price of ¥564,540 (issue value of ¥542,133) per unit to acquire new properties and repay the existing borrowings.
(Note 5)	The Investment Corporation issued new investment units through a third-party allotment at an offer price of ¥542,133 per unit to acquire new properties.
(Note 6)	The Investment Corporation issued new investment units through a third-party allotment at an offer price of ¥175,000 per unit for repaying borrowings, for capital expenditure to increase property values, and for property acquisition.
(Note 7)	The Investment Corporation issued new investment units through a third-party allotment at an offer price of ¥91,100 per unit, mainly for the purpose of redeeming its investment corporation bonds and acquiring real estate and beneficiary interests of real estate trusts.
(Note 8)	The Investment Corporation issued new investment units through a third-party allotment at an offer price of ¥116,190 per unit to repay some of the borrowings to be taken over from the former PRI as a result of the merger.
(Note 9)	The Investment Corporation conducted a four-for-one investment unit split.
(Note 10)	The Investment Corporation merged with the former PRI by absorption with the Investment Corporation as the surviving corporation and the former PRI as the dissolving corporation under Article 147 of the Act on Investment Trusts and Investment Corporations. In this merger, the Investment Corporation allocated its three investment units after the investment unit split for one investment unit of the former PRI to all investment units of the former PRI. The number of investment units issued and outstanding by the former PRI at the time of the merger was 75,100 units.
(Note 11)	The Investment Corporation issued new investment units through public offering at an issue price of ¥64,350 (issue value of ¥62,106) per unit for the purpose of acquiring new properties.
(Note 12)	The Investment Corporation issued new investment units through third-party allotment at an offer price of ¥62,106 per unit for the purpose of acquiring new properties.
(Note 13)	The Investment Corporation issued new investment units through public offering at an issue price of ¥76,440 (issue value of ¥73,931) per unit for the purpose of acquiring new properties.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Change in Price at the Stock Exchange

The table below shows the highest and lowest prices (closing prices) at the Tokyo Stock Exchange REIT market, where the Investment Corporation lists investment units, for each period.

Period	23rd period	24th period	25th period	26th period	27th period
Closing month	September 2017	March 2018	September 2018	March 2019	September 2019
High (yen)	¥83,600	¥86,500	¥91,200	¥90,900	¥101,300
Low (yen)	¥77,900	¥78,100	¥81,300	¥80,300	¥83,100
Price at the beginning of the period (yen)	¥80,500	¥79,600	¥81,500	¥89,900	¥87,200
Price at the end of the period (yen)	¥79,400	¥81,100	¥89,800	¥88,200	¥99,500

(Note)　The prices at the beginning of the period are the closing prices of the first day of each period.

4. Performance of Distribution

Distributions for the fiscal period under review (the 27th fiscal period) exceed the amount equivalent to 90% of “profit available for distribution” as provided for in Article 67-15 of the Special Taxation Measures Law based on the cash distribution policy set out in Article 15, Paragraph 1 of the Articles of Incorporation of the Investment Corporation. Based on this policy, the decision was made to distribute, as a distribution of profits, ¥3,345,722,400 which was the maximum integral multiple of 1,640,060 investment units issued and an amount not exceeding the amount obtained by adding ¥124,387,705 of reversal of reserve for temporary difference adjustments after reserving ¥143,893,775 as reserve for distribution from ¥3,365,228,470 of unappropriated retained earnings. The cash distribution in excess of profits set out in Article 15, Paragraph 3 of the Articles of Incorporation of the Investment Corporation will not take place.

		23rd period	24th period	25th period	26th period	27th period
		From April 1, 2017 to September 30, 2017,	From October 1, 2017 to March 31, 2018	From April 1, 2018 to September 30, 2018	From October 1, 2018 to March 31, 2019	From April 1, 2019 to September 30, 2019
Unappropriated retained earnings at the end of fiscal period under review	Thousand yen	3,391,894	3,158,809	3,115,159	3,158,492	3,365,228
Retained earnings	Thousand yen	6,976,100	6,908,602	6,802,135	6,696,847	6,715,600
Total cash distributions	Thousand yen	3,148,915	3,225,998	3,221,077	3,263,719	3,345,722
(Cash distribution per unit)	Yen	(1,920)	(1,967)	(1,964)	(1,990)	(2,040)
Distribution of profits	Thousand yen	3,148,915	3,225,998	3,221,077	3,263,719	3,345,722
(Distribution of profits per unit)	Yen	(1,920)	(1,967)	(1,964)	(1,990)	(2,040)
Refund of capital	Thousand yen	–	–	–	–	–
(Refund of capital per unit)	Yen	(–)	(–)	(–)	(–)	(–)
Of the refund of capital, distribution from the Reserve for Temporary Difference Adjustment	Thousand yen	–	–	–	–	–
(Of the refund of capita per unit, distribution per unit from the Reserve for Temporary Difference Adjustment)	Yen	(–)	(–)	(–)	(–)	(–)
Of the refund of capital, distribution from the Distribution associated with Investment Decrease for the tax purpose	Thousand yen	–	–	–	–	–
(Of the refund of capita per unit, distribution per unit from the Distribution associated with Investment Decrease for the tax purpose)	Yen	(–)	(–)	(–)	(–)	(–)

(Note)	For retained earnings, the sum of the balance of voluntary reserves such as reserves for temporary difference adjustments and distribution reserves, as well as retained earnings carried forward is stated.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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5. Outlook for the Next Fiscal Period

(a) Management Policies for the Next Fiscal Period and Challenges to be Addressed

In light of the management environment, such as the difficult environment to acquire new properties and the continuation of the monetary easing policy, the Investment Corporation will focus on the following three points as its priority strategies for the next fiscal period.

a. External growth through acquisition of new properties

While transactions in a high price range are expected to continue in the rental residential properties market, the Asset Manager will seek to acquire new properties using a range of measures by carefully selecting them from the following three perspectives, as before. Target properties for investment continue to be relatively new large properties located in the 23 wards of Tokyo and the Tokyo metropolitan area, as well as the Kansai metropolitan area and the Chukyo metropolitan area.

(1)Properties for which an arm’s length transaction is planned on rational grounds and properties with few competing bidders.

(2)Undervalued properties (with the high probability that the Investment Corporation could improve revenues after acquisition in terms of rent, occupancy rates, property-related expenses, etc.)

(3)Properties not for sale (properties that are not brought on the market for sale)

As the Asset Manager remains an independent asset management company that does not belong to any particular group of real estate firms, developers, or the like, in relation to its real estate business, the Investment Corporation and the Asset Manager will focus on obtaining information on properties from a number of sources, including real estate private funds, asset management companies of real estate investment corporations, financial institutions, real estate firms, real estate agents, business corporations, investors, and Daiwa Securities Group Inc. and its group companies in order to acquire new properties through reviews that are conducted in a flexible manner. The Asset Manager will also work to explore new properties to invest in, using its own channels based on the asset managers in charge of asset management who approach sellers directly, in addition to the use of human resources in the Acquisition Department and the Origination Department of the Asset Manager. At that time, the Asset Manager will consider investment in not only existing properties but also development projects using a bridge fund through joint efforts with Daiwa Securities Group Inc., the parent company of the Asset Manager.

Since the Asset Manager is also entrusted with the asset management business by five listed investment corporations and private investment corporations including the Investment Corporation and real estate funds other than the form of investment corporation (hereinafter “Other Funds, etc.”), the Investment Corporation believes that the acquisition of information from a wide range of channels can be expected.

Given that the investment targets of Daiwa Residential Private Investment Corporation (hereinafter “DRP”), a private investment corporation that entrusts asset management to the Asset Manager, compete with those of the Investment Corporation because DRP also invests in rental residential properties, and that Other Funds, etc. operated by the Asset Manager could also invest in rental residential properties, the Asset Manager will prevent a conflict of interest by controlling the arbitrary distribution of property information among the Investment Corporation, DRP and Other Funds, etc. by setting the following Rotation Rules for rental residential properties.

<Rotation Rules for Acquisition of Rental Residential Properties>

If the year of completion of construction is an odd number	Priority order of review First in order: Investment Corporation Second in order: DRP Third in order: Other Funds, etc.
If the year of completion of construction is an even number	Priority order of review First in order: DRP Second in order: Investment Corporation Third in order: Other Funds, etc.

However, the following cases are not subject to the Rotation Rules.

1)　If any of the Investment Corporation, DRP or Other Funds, etc. is designed as a priority reviewer by the seller or any other related party in advance

2)　If any of the Investment Corporation, DRP or Other Funds, etc. has already possessed the right for reasons such as co-ownership or sectional ownership building and quasi-co-ownership of beneficiary interest.

3)　If there are special circumstances such that the Investment Corporation, DRP or Other Funds, etc. has already owned an adjacent property.

b. Continuing to strengthen overall operations

The Asset Manager will continue to focus on maximizing the rental income for each property by optimizing the downtime and rent based on the Management Policy by Property and by using the Daily Occupancy Forecasting System. In addition, the Asset Manager also pursues an increase in the rent for new contracts by setting fine-tuned rent conditions in light of the strong rental residential property market in major metropolitan areas. With regard to property-related expenses, the Asset Manager will continue to work to reduce expenses for large repairs such as repairing exterior walls, general repair expenses, and expenses for work to restore properties to their original state through the High-Cost Construction Approval Committee, and to reduce utilities expenses by introducing LED lights and other measures.

c. Refinancing of interest-bearing debt of ¥8,450 million and the fixing of interest rates, etc.

As for the First Investment Corporation Bonds of ¥2,000 million due for redemption in the next fiscal period (due on February 13, 2020) and bank loans of ¥6,450 million due for repayment in the next fiscal period (due on March 23, 2020), the Investment Corporation will work to reduce financial costs, extend due dates and fix interest rates.

If financing is necessary for the acquisition of new properties, we will continue to reduce the costs of interest-bearing debt by taking advantage of the current financial environment and seek the optimum financing methods for the Investment Corporation by examining various financing instruments including bank loans, the issuance of investment corporation bonds and capital increase through public offering. The Investment Corporation will also work flexibly on silent partnership investment in bridge funds for the purpose of securing the first refusal rights, taking into account their cost-benefit performance and the total assets LTV, etc.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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6. Future Management Policies and Challenges

(1) External Growth Strategy

The Investment Corporation aims to achieve sustainable growth in terms of asset scale by investing in promising areas in a focused manner with a view to demographics, etc. in order to enhance its earnings strength and distribute stable profits to investors over the long term, and it considers it important to replace properties in the portfolio to maintain their long-term competitiveness. Specifically, the Investment Corporation will continue to 1) acquire new properties in the Tokyo metropolitan area, centered on the 23 wards of Tokyo, as well as large, first-class properties in areas other than the Tokyo metropolitan area, and 2) replace properties owned through the disposal of local, old and small properties, mainly to improve management efficiency.

In light of the situation discussed in “⑤ Outlook for the Next Fiscal Period, (a) Management Policies for the Next Fiscal Period and Challenges to be Addressed, a. External growth through the acquisition of new properties,” the Investment Corporation will work on the acquisition of carefully selected new properties.

(2) Internal Growth Strategy

a. Continuing to strengthen overall operations

As discussed in “⑤ Outlook for the Next Fiscal Period, (a) Management Policies for the Next Fiscal Period and Challenges to be Addressed, b. Continuing to strengthen overall operations,” the Investment Corporation will continue to strengthen its efforts for overall operations.

b. Alliances with 8 Property Management Companies

The Investment Corporation has been consolidating its property management (“PM”) companies from 19 companies with which it undertook business at the time of the merger with the former PRI in order to improve efficiency and reduce costs, and has now entered into an alliance with eight PM companies: HASEKO LIVENET, Inc., TAKARA CO., LTD., Shimizu Comprehensive Development Corporation, Tokyu Housing Lease Corporation, Daikyo Anabuki Real Estate Incorporated, MAINICHI COMNET Co., Ltd., Keiai Community Corporation, and VERSITY HOUSE Co., Ltd. We will continue to carry out high-quality property management and leasing activities in close cooperation with the eight PM companies. The Investment Corporation currently has no business with Shinano-Tochi Corporation due to disposition of Ark Heim Niigata, willDo Ishizuecho and willDo Sasaguchi. Through its alliances with these PM companies, the Investment Corporation can access a powerful network of leading real estate agents with regional and property expertise, and have established a structure for cooperative rental agency and rental management services to maintain and increase occupancy rates.

Moving forward, we will continue to strengthen ties with leading real estate agencies across Japan through the alliance with each PM company, engaging in effective leasing activities tailored to the type of property and location. This will result in higher occupancy rates, improved rent levels, and reduced tenant turnover.

(3) Financial Strategy

As discussed in “⑤ Outlook for the Next Fiscal Period, (a) Management Policies for the Next Fiscal Period and Challenges to be Addressed, c. Refinancing of interest-bearing debt of ¥8,450 million and the fixing of interest rates, etc.” the Investment Corporation will work to further extend borrowing periods, diversify due dates, fix floating interest rates, borrow funds at a fixed interest rate and further reduce financial costs for its bank loans. The Investment Corporation will also seek to maintain a solid bank formation. The Investment Corporation will continue considering the issuance of investment corporation bonds, while identifying trends in the financing environment and conditions such as the effect of reducing interest rates. Concerning the level of interest-bearing debt, the Investment Corporation will secure a leeway to acquire additional properties by setting the upper limit of total assets LTV over the near term at 55%. The Investment Corporation will also consider equity financing, taking into comprehensive account the acquisition of new properties, the total assets LTV, the impact on distributions and the financial market environment, etc.

(4) Distributions Strategy

Associated with partial revisions to the “Ordinance on Accounting of Investment Corporations” and the “Rules on Real Estate Investment Trusts and Real Estate Investment Corporations” of the Investment Trusts Association, Japan, the Investment Corporation transferred the distribution reserve to the reserve for temporary difference adjustments and commenced distributions through the reversal thereof in the 23rd fiscal period ended September 30, 2017. Specifically, ¥67 million, equivalent to one hundredth of the remaining amount of the reserve for temporary difference adjustments at the time of transfer (¥6,733 million), will be used and distributed each period, with the balance of the reserve for temporary difference adjustments as the upper limit.

To stabilize the level of distributions over the long term, the Investment Corporation may use the distribution reserve and the reserve for temporary difference adjustments and add them to the above amount for distributions.

(Note)	This policy does not guarantee the method and amount, etc. of the reversal of reserves for temporary difference adjustments, because the policy may be changed by a resolution, etc. at a meeting of the Investment Corporation’s Board of Directors in the future.

(5) Merger of the Investment Corporation and NHI

The Investment Corporation and NHI have decided, at the Board of Directors Meetings of the Investment Corporations held today, to execute an absorption-type merger (the Merger) whereby the Investment Corporation is the surviving corporation and NHI is the absorbed corporation effective on April 1, 2020 and concluded the Merger Agreement today, judging that such will, more assuredly, enable pursuit of further growth of the Investment Corporations and also of maximization of unitholder value from securement of revenues and stabilization/enhancement of distribution realized through the growth.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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7. Significant Events after the Closing of Accounts

A. Conclusion of Merger Agreement between the Investment Corporation and NHI

The Investment Corporations have decided, at the Board of Directors Meeting of each corporation held today, to execute the Merger effective on April 1, 2020, and concluded the Merger Agreement today.

(a) Purpose of the Merger

To date, both REITs have taken the following measures to ensure stable income over the medium to long term and steady expansion of their assets, taking advantage of their respective characteristics. At the same time, both REITs are also aware of the challenges they are facing.

The Investment Corporation has achieved sustained dividend growth by taking advantage of steady demand for rental housing, with a focus on the three major metropolitan areas including the 23 wards of Tokyo, as well as other regions, and by establishing a stable portfolio of 227.8 billion based on the total acquisition price. However, the Investment Corporation is being affected by changes in the supply-demand conditions in the rental housing investment market, as is the case with other residential J-REITs. For instance, the competition for acquisition of superior properties has intensified under the continued low interest rate environment. In such situation, the Investment Corporation has adopted a property replacement strategy with a view to improve the quality of portfolio as a top priority under the new medium-term target established and announced by the Investment Corporation in May 2019, and has been replacing its owned properties steadily thereafter, but the Investment Corporation expects it will take some period of time (approximately three to five years) to complete such strategy.

NHI has developed its expertise on healthcare assets, which is a growing market, has established good relationship with operators by engaging in numerous transactions with operators, and has accumulated a track record of asset management, under the backdrop of the social demand for the enhancement of private nursing homes and other facilities for the elderly under the macro environment of age demographics, where the younger population is decreasing and the ratio of elderly people is increasing. On the other hand, there are constraints on opportunities for external growth due to factors such as stagnation in its investment unit price due to the small scale of its portfolio assets.

Under such circumstances, given that both REITs are managed by the same asset manager and sponsored by the same company and that both REITs manage assets that can be considered as having a certain degree of affinity in the framework of “places where people live and reside” for a wide range of age groups from single-person households, DINKS (double-income households with no kids), and families to senior households, expansion of their respective investment targets through the Merger from the current ones (rental housing/healthcare facilities) into those with a certain degree of affinity in the above framework would enable the Investment Corporation to secure investment opportunities in other asset classes under the circumstances where competition for acquisition is becoming more and more intensified in the rental housing investment market, as well as to secure opportunities to acquire healthcare facilities warehoused by the same sponsor after the Merger, and would enable NHI to secure large-scale external growth opportunities and improve stability in its portfolio income and risk diversification by increasing the likelihood of equity financing through future issuance of new investment units as a result of expansion of asset size and market capitalization. Therefore, both REITs believe that the Merger would contribute to resolving each of the challenges they are facing as stated above. In addition, both REITs share the view that as a result of industry reorganization and new entries led by major companies in the healthcare industry, the credit risk of healthcare operators, which had been an issue of concern, has declined and thereby the difference of the cap rates between rental housing and healthcare facilities is now considered to be almost ignorable. Accordingly, both REITs has reached the conclusion that the Merger would combine the characteristics and strengths of both REITs and re-characterize both REITs as a REIT that comprehensively provides comfortable living spaces suited to each life stage that “support life and lifestyle of everyone” and therefore it would contribute to ensure further growth in the future and thereby maximize unitholders’ value by securing earnings and stabilizing and improving distribution. Accordingly, both REITs entered into the Merger Agreement as of today.

(b) Method of the Merger

The Investment Corporation will be the surviving corporation under an absorption-type merger and NHI will be dissolved upon the Merger.

(c) Merger Ratio

	The Investment Corporation (Surviving corporation)	(Absorbed corporation)
Allocation of Units under the Merger	1	2.05
(Note 1)	The number of new JRH investment units to be issued upon the Merger: 152,995 investment units (scheduled).
(Note 2)	Fractions of less than one unit will arise with respect to the number of investment units to be allotted to the unitholders of NHI through the allotment of 2.05 units of JRH per unit of NHI. These fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who are allocated fractions, in proportion to the size of their fractional units to be allocated.

(d) Payment on the Merger

In addition to the abovementioned investment units, the Investment Corporation intends to pay, within a reasonable period after the effective date of the Merger, to NHI unitholders (those unitholders stated or recorded in the final unitholders registry on the day immediately preceding the effective date of the Merger (excluding NHI unitholders who demanded the buyback of their investment units pursuant to Article 149-3 of the Investment Trust Act (excluding unitholders that have withdrawn such request for buyback), and hereinafter referred to as the “Allotted Unitholders”)) or the registered pledgees of investment units held by Allotted Unitholders, in lieu of the cash distribution pertaining to NHI’s final fiscal period from November 1, 2019 to March 31, 2020, a payment on merger corresponding to the cash distribution based on NHI’s distributable income for that same period. Such payment on merger will be an amount (disregarding any fractions of a yen) equivalent to NHI’s distributable income on the date immediately preceding the effective date of the Merger divided by the total number of issued NHI investment units on that date, less the number of investment units held by unitholders other than the Allotted Unitholders; the same will be applicable hereinafter.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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B. Decision on Disposition of Assets

The Investment Corporation entered into a purchase and sale contract to dispose the following assets today, and plans to dispose them contingent upon the Merger taking effect, etc.

Name of property	Asset type	Proposed disposition price (Note 1)	Contract date	Proposed disposition date	Counterparty
willDo Kita 24 jo	Real estate	JPY 286,000 thousand	November 19, 2019	April 1, 2020	(Note 2)
Gran Casa Minami13jo	Real estate	JPY 406,000 thousand			(Note 2)
Gran Casa Minami9jo	Real estate	JPY 461,000 thousand			(Note 2)
willDo Nishishitadaicho	Real estate	JPY 593,000 thousand			(Note 2)
Grand Maison Shichifuku	Real estate	JPY 300,000 thousand			(Note 2)
Living Stage Higashi-Sendai	Trust beneficiary right	JPY 363,000 thousand			(Note 4)
willDo Koshigaya	Real estate	JPY 575,000 thousand			(Note 2)
Site Pia	Real estate	JPY 456,000 thousand			(Note 3)
willDo Niiza	Real estate	JPY 585,000 thousand			(Note 2)
Excelsior Sakae	Real estate	JPY 545,000 thousand			(Note 2)
willDo Hibino	Real estate	JPY 311,000 thousand			(Note 2)
willDo Inaei	Real estate	JPY 648,000 thousand			(Note 2)
willDo Yokkaichi Unomori	Real estate	JPY 563,000 thousand			(Note 2)
Abreast Sakuragawa	Real estate	JPY 507,000 thousand			(Note 2)
Prospect Bishoen	Real estate	JPY 330,000 thousand			(Note 2)
Royal Garden Shinrin Koen	Real estate	JPY 280,000 thousand			(Note 2)
Green Park Komatsujima	Real estate	JPY 421,000 thousand			(Note 2)
Dia Palace Izumizaki	Real estate	JPY 316,000 thousand			(Note 2)
Living Stage Minami-Sendai	Trust beneficiary right	JPY 222,000 thousand			(Note 4)
Takasagoseki Nibankan	Trust beneficiary right	JPY 757,000 thousand			(Note 4)
Iruma-ekimae Building	Real estate	JPY 1,730,000 thousand			(Note 3)
Iruma-ekimae Building No. II	Real estate	JPY 648,000 thousand			(Note 3)
Chez Moi Sakuragaoka	Real estate	JPY 634,000 thousand			(Note 3)
Corinne Tsudanuma	Real estate	JPY 348,000 thousand			(Note 2)
Chigasaki Daikan Plaza	Real estate	JPY 483,000 thousand			(Note 2)
Winbell Chorus Hiratsuka No. 13	Real estate	JPY 358,000 thousand			(Note 2)
Prospect Katsura	Real estate	JPY 480,000 thousand			(Note 2)
Total	–	JPY 13,606,000 thousand	–	–	–
(Note 1)	Proposed disposition price excludes sales expenses, fixed asset tax and city planning tax adjustments, and consumption tax and local consumption tax.
(Note 2)	The counterparty is Daiwa PI Partners Co. Ltd. Concerning the 20 properties to be disposed to Daiwa PI Partners Co. Ltd., the purchase and sale contracts for the properties to be disposed stipulate that Daiwa PI Partners Co. Ltd., the buyer, may transfer the contractual status of a buyer to a third party (which must be (1) an enterprise for qualified special investors filed pursuant to the Article 59, Paragraph 2 of the Act on Specified Joint Real Estate Ventures; (2) a Godo Kaisha which entrusts its service for qualified special investors to Nozomi Finance & Consulting Co. Ltd. and receives silent partnership investment only from the buyer; and (3) reasonably judged to be not inappropriate as a successor by the Investment Corporation, the seller, and the Asset Manager.); and transfer of contractual status of a buyer to several newly established SPCs in which only Daiwa PI Partners Co. Ltd. makes silent partnership investment is scheduled before April 1, 2020, which is the planned disposition date. In the event that the succession of status is not executed before the settlement date for reasons such as SPCs not being formulated before April 1, 2020, Daiwa PI Partners Co. Ltd. will be obliged to acquire the properties.
(Note 3)	The counterparty is G.K. Nemophila.
(Note 4)	The counterparty is Nozomi Finance & Consulting Co. Ltd.
(Note 5)	The counterparties for the assets to be disposed are indirectly-owned subsidiaries of DSGI, the parent company of the Asset Manager, and others. Since the counterparties fall under the category of interested persons under the Act on Investment Trusts and Investment Corporations and also fall under the category of interested party, etc. under the internal rules on dealings with interested parties of the Asset Manager, the Asset Manager has conducted the decision-making procedures set forth in the rules on dealings with interested parties upon making disposition transactions for the assets to be disposed with the counterparties. Although the transactions fall under the category of transactions stated in the items in the Article 245-2, Paragraph 1 of the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations, approval of the board of directors has been obtained considering the nature of the series of transactions associated with the Merger.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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C. Issuance of Investment Units by Way of Third-Party Allotment

The Investment Corporation decided, at the Board of Directors Meetings of the Investment Corporations held today, to issue new investment units by way of third-party allotment (the “Third-Party Allotment”) for the purpose of allocating the fund for acquisition of specified assets described later in this document (Reference Information). The Third-Party Allotment has the effectuation of the Merger, for which an agreement was concluded today between the Investment Corporation and NHI, and such as conditions precedent.

(Summary of issuance of new investment units)

Number of new investment units to be issued	262,891 units
Issue amount	¥98,900 per unit (Note)
Total issue amount	¥25,999,919,900
Way of Offering or Allotment	By way of third-party allotment.
Subscription date	March 31, 2020 (Tuesday)
Payment date	April 1, 2020 (Wednesday)
Planned subscriber and number of allotted investment units	Daiwa Securities Group Inc.: 252,780 units Good Time Living Co. Ltd.: 10,111 units
Subscription Units	Per one (1) unit, with one (1) unit or over
Investment units offering handling agent	Daiwa Securities Co. Ltd.
Other	Each item described above is subject to the effectuation of the registration under the Financial Instruments and Exchange Act, effectuation of the Merger, etc.
(Note)	The paid-in price is 98,900 yen, the closing price of the Investment Corporation’s investment units announced by Tokyo Stock Exchange on November 18, 2019, the trading day immediately preceding the date of resolution on the third-party allotment at the Investment Corporation’s board meeting.

D. Acquisition of Asset

The Investment Corporation acquired the following property on October 29, 2019.

Name of property	Asset type	Location	Acquisition price (Note 1)	Contract date	Acquisition date	Counterparty
Gran Casa Honkomagome	Real estate	Bunkyo-ku, Tokyo	JPY 1,500,000 thousand	May 31, 2019	October 29, 2019	Not disclosed (Note 2)
(Note 1)	The amount (the sale price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	The counterparty is a domestic company, whose name is not disclosed because the counterparty’s consent has not been obtained.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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In addition, the Investment Corporation acquired the following property on September 20, 2019.

Name of property	Asset type	Location	Proposed acquisition price (Note 1)	Contract date	Acquisition date	Counterparty
(Temporary name) Sengoku 4-chome PJ	Real estate	Bunkyo-ku, Tokyo	JPY 1,480,000 thousand	September 20, 2019	April 10, 2020	Not disclosed (Note 2)
(Note 1)	The amount (the sale price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	The counterparty is a domestic company, whose name is not disclosed because the counterparty’s consent has not been obtained.

(Reference Information)

NHI concluded today a purchase and sale contract for the acquisition of the following assets and decided the acquisition with the effectuation of the Merger, etc. as conditions precedent. The status of a buyer and rights and obligations under the purchase and sale contract for each asset to be acquired are scheduled to be succeeded from NHI to the Investment Corporation as a result of the Merger on April 1, 2020, the effective date of the Merger, and to be acquired by the investment corporation after the Merger.

Name of property	Asset type	Location	Proposed acquisition price (Note 1)	Contract date	Scheduled acquisition date	Counterparty
AIP Kachidoki Ekimae Building	Trust beneficiary right	Chuo-ku, Tokyo	-	November 19, 2019	April 2, 2020	(Note 6)
Plaisant Grand Minami Yukigaya	Trust beneficiary right	Ota-ku, Tokyo	-			(Note 8)
Airanomori Higashi-Ofuna	Trust beneficiary right	Yokohama city, Kanagawa	-			(Note 9)
Airanomori Shakujii Koen	Trust beneficiary right	Nerima-ku, Tokyo	-			(Note 7)
Airanomori Edogawa Shinozaki	Trust beneficiary right	Edogawa-ku, Tokyo	-			(Note 7)
Senior Forest Yokohama Tsuzuki	Trust beneficiary right	Yokohama city, Kanagawa	-			(Note 10)
Sompo no ie Toyonaka Minamisone	Trust beneficiary right	Toyonaka city, Osaka	-			(Note 5)
Irise Komae Bettei	Trust beneficiary right	Komae city, Tokyo	-			(Note 5)
Alpha Living Takamatsu Konyamachi	Trust beneficiary right	Takamatsu city, Kagawa	-			(Note 5)
Good Time Living Center-Minami	Trust beneficiary right	Yokohama city, Kanagawa	-			(Note 11)
Good Time Living Chiba Minato/Kaigan-dori	Trust beneficiary right	Chiba city, Chiba	-			(Note 11)
Good Time Living Yokohama Tsuzuki	Trust beneficiary right	Yokohama city, Kanagawa	-			(Note 11)
Good Time Living Senri Hinatagaoka	Trust beneficiary right	Suita city, Osaka	-			(Note 11)
Good Time Living Nakamozu	Trust beneficiary right	Sakai city, Osaka	-			(Note 11)
Good Time Living Kourigaoka	Trust beneficiary right	Hirakata city, Osaka	-			(Note 11)
Good Time Living Kameido	Trust beneficiary right	Koto-ku, Tokyo	-			(Note 11)
Good Time Living Mikage	Trust beneficiary right	Kobe city, Hyogo	-			(Note 11)
Good Time Living Amagasaki Shintoshin	Trust beneficiary right	Amagasaki city, Hyogo	-			(Note 11)
Good Time Living Minami Senri	Trust beneficiary right	Suita city, Osaka	-			(Note 11)

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Name of property	Asset type	Location	Proposed acquisition price (Note 1)	Contract date	Scheduled acquisition date	Counterparty
Good Time Living Kobe Tarumi	Trust beneficiary right	Kobe city, Hyogo	-	November 19, 2019	April 2, 2020	(Note 11)
Good Time Living Chiba Minato/Ekimae-dori	Trust beneficiary right	Chiba city, Chiba	-			(Note 11)
Good Time Living Semboku Izumigaoka	Trust beneficiary right	Sakai city, Osaka	-			(Note 11)
Good Time Living Ikeda Midorigaoka	Trust beneficiary right	Ikeda city, Osaka	-			(Note 11)
Good Time Living Nagatsuta Minamidai	Trust beneficiary right	Yokohama city, Kanagawa	-			(Note 11)
Good Time Living Saitama Hasuda	Trust beneficiary right	Hasuda city, Saitama	-			(Note 11)
Good Time Living Nagareyama Ichibankan	Trust beneficiary right	Nagareyama city, Chiba	-			(Note 11)
Good Time Living Nagareyama Nibankan	Trust beneficiary right	Nagareyama city,	-			(Note 11)
Good Time Living Amagasaki Ekimae	Trust beneficiary right	Amagasaki city, Hyogo	-			(Note 11)
Total	–	–		–	–	–
(Note 1)	The amount (the sale price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	It is scheduled to use funds procured through an issuance of new investment units by way of the Third-Party Allotment, disposition proceeds from disposition of assets, our own funds and new loans scheduled to be announced in the future.
(Note 3)	There were no brokers for each asset to be acquired.
(Note 4)	The status of a buyer and rights and obligations under the purchase and sale contract for each asset to be acquired are scheduled to be succeeded from NHI to the Investment Corporation as a result of the Merger on April 1, 2020, the effective date of the Merger, and to be acquired by the investment corporation after the Merger.
(Note 5)	The counterparty is G.K. DA Healthcare 2.
(Note 6)	The counterparty is G.K. DA Healthcare 3.
(Note 7)	The counterparty is G.K. DA Healthcare 4.
(Note 8)	The counterparty is G.K. DA Healthcare 5.
(Note 9)	The counterparty is G.K. DA Healthcare 6.
(Note 10)	The counterparty is G.K. DA Healthcare 7.
(Note 11)	The counterparty is G.K. GTL Healthcare.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Overview of the Investment Corporation

1. Unitholders’ Capital

	23rd period	24th period	25th period	26th period	27th period
	As of September 30, 2017	As of March 31, 2018	As of September 30, 2018	As of March 31, 2019	As of September 30, 2019
Authorized Unit	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Total Number of Investment Units Issued (units)	1,640,060	1,640,060	1,640,060	1,640,060	1,640,060
Total amount of unitholders’ capital (million yen)	91,715	91,715	91,715	91,715	91,715
Number of Unitholders	18,680	18,286	17,118	17,064	17,277

2. Major Unitholders

The table below shows the investments of the top ten unitholders in terms of the ratio of units held to total number of units issued as of September 30, 2019.

Name	Units held (units)	Ratio of units held to total units issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	267,626	16.3
Japan Trustee Services Bank, Ltd. (Trust account)	225,356	13.7
Nomura Bank (Luxembourg) S.A.	72,022	4.3
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	63,758	3.8
Daiwa Securities Group Inc.	55,014	3.3
Trust & Custody Services Bank, Ltd. (Securities investment trust account)	47,920	2.9
Mitsubishi UFJ Trust and Banking Corporation	32,646	1.9
Aozora Bank, Ltd.	26,995	1.6
SSBTC CLIENT OMNIBUS ACCOUNT	25,769	1.5
STATE STREET BANK WEST CLIENT – TREATY 505234	24,207	1.4
Total	841,313	51.2

　(Note) The ratio of units held to total units issued is rounded down to the first decimal place.

3. Executive Director and Supervisory Directors

(1) Names of directors, etc. in the fiscal period under review

As of September 30, 2019

Title	Name of director etc.	Main concurrent position	Total compensation for the title during the period (thousand yen)
Executive Director	Ikuo Shoda	–	3,000
Supervisory Director	Kouhei Yabuta	Attorney and Partner in the Hashidate Law Office	3,000
	Jun Nagamine	Representative Director of JC Accounting Co., Ltd. Certified public accountant, Nagamine & Mishima Accounting Office
Accounting Auditor	Grant Thornton Taiyo LLC	–	10,200

　(Note)      None of the Executive and Supervisory Directors own investment units of the Investment Corporation in their name or in anyone else’s name. Some Executive and Supervisory Directors are concurrently in Director positions at the companies not listed above; however, none of these, including those listed above, have a stake in the Investment Corporation.

(2) Policy for the decision to dismiss or not to reappoint the accounting auditor

The Board of Director makes this decision, taking various factors into consideration.

(3) Liability of the accounting auditor for the Investment Corporation

The Investment Corporation entered into an agreement with the accounting auditor for the limitation of liability caused by breach of duty in accordance with the Investment Trust and Investment Corporation Law. However, the maximum amount of liability based on the relevant agreement should be subject to laws and regulations.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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4. Trustee, Custodian and General Administrators

The assets management company, assets custodian, and general administrators as of September 30, 2019 are as follows:

Classification		Name
Asset Manager		Daiwa Real Estate Asset Management Co. Ltd.
Asset Custodian		Mitsubishi UFJ Trust and Banking Corporation
General administrator	(accounting)	Mitsubishi UFJ Trust and Banking Corporation
	(management of the list of unitholders)	Mitsubishi UFJ Trust and Banking Corporation
	(management of the special account)	Mizuho Trust & Banking Co., Ltd.
	(general administration for investment corporation bonds)	MUFG Bank, Ltd.
	(operation of the institution)	Daiwa Real Estate Asset Management Co. Ltd.

Investment Assets under Management

The status of assets under management of the Investment Corporation as of the end of the 26th and 27th periods is shown in the table below. Assets under management of both real estate and beneficiary interest of real estate trust (hereinafter “trust beneficiary interest”) are for leasing to tenants. They are buildings – rental apartments – and the sites of the buildings.

1. Assets Composition

Asset type	Classification by category of residential rental properties	Investment target area (Note 1)	26th period		27th period
			Total amount held (million yen) (Note 2)	Ratio to total assets (%) (Note 3)	Total amount held (million yen) (Note 2)	Ratio to total assets (%) (Note 3)
Trust beneficiary interest	Studio	23 wards of Tokyo	12,393	5.5	12,370	5.4
		Three major metropolitan areas	16,366	7.2	17,299	7.6
		Other major cities	9,701	4.3	9,684	4.3
	Family	23 wards of Tokyo	4,904	2.2	4,877	2.1
		Three major metropolitan areas	11,686	5.1	11,586	5.1
		Other major cities	5,370	2.4	5,328	2.3
	Subtotal		60,423	26.6	61,147	26.9
Real estate	Studio	23 wards of Tokyo	39,553	17.4	39,419	17.4
		Other major cities	38,873	17.1	38,559	17.0
		Other major cities	17,804	7.8	17,242	7.6
	Family	23 wards of Tokyo	30,687	13.5	30,758	13.5
		Three major metropolitan areas	22,342	9.8	24,376	10.7
		Other major cities	6,162	2.7	5,100	2.2
	Subtotal		155,423	68.5	155,456	68.4
Deposits and other assets			11,106	4.9	10,582	4.7
Total assets			226,953	100.0	227,187	100.0

(Note 1)	The three major metropolitan areas in the investment target area column mean the Kanto metropolitan area, excluding the 23 wards of Tokyo, the Chukyo metropolitan area, and the Kansai metropolitan area. Other major cities mean the Sapporo, Sendai, Niigata, Shizuoka, Hamamatsu, Hiroshima, Kitakyushu, Fukuoka and Kumamoto metropolitan areas and core cities with a population of 300,000 or more.
(Note 2)	The total amount held is the amount recorded on the balance sheet as of the closing date (for real estate and trust beneficiary interest, book value after impairment and depreciation). The amount of real estate or trust beneficiary interest includes the amount of intangible fixed assets.
(Note 3)	The ratio to total assets is the ratio of the amount recorded on the balance sheet for trust beneficiary interest, real estate to total assets, or deposits and other assets. (The ratio is rounded off to the first decimal place.)

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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2. Major Properties Owned

The table below is a summary of the major properties owned by the Investment Corporation (top ten properties in terms of book value at the end of the period).

Property number (Note 1)	Property name	Book value (million yen) (Note 2)	Rentable floor area (m²) (Note 3)	Leased floor area (m²) (Note 4)	Occupancy rate (%) (Note 1)	Ratio to total rent revenue (%) (Note 6)	Main use
F-4-065	The Residence Honmoku Yokohama Bayside	5,202	13,584.07	13,423.70	98.8	2.7	Residence
F-1-075	Chijikoukanmae Tower Residence	4,633	11,705.28	11,039.85	94.3	1.8	Residence
O-4-008	willDo Kiyosumi	4,592	7,497.46	7,497.46	100.0	2.1	Residence
O-4-098	TK Flats Shibuya	4,513	6,984.28	6,952.94	99.6	2.3	Residence
O-9-135	Granpark Tenjin	4,497	14,299.21	14,299.21	100.0	2.3	Residence
O-6-142	Serenite Honmachi Grande	4,216	7,591.92	7,507.92	98.9	1.9	Residence
O-6-143	Gransys Tenmabashi	4,044	6,749.31	6,749.31	100.0	1.8	Residence
F-5-067	Lietocourt Marunouchi	3,625	9,350.67	9,350.67	100.0	1.9	Residence
O-6-139	Serenite ShinOsaka Nibankan	3,590	6,173.16	6,102.72	98.9	1.3	Residence
F-4-047	Prospect Glarsa Hiroo	3,256	3,861.29	3,804.09	98.5	1.4	Residence
Total		42,172	87,796.65	86,727.87	98.8	19.4	–

(Note 1)	The Investment Corporation classifies apartments into three types: O (studio type), F (family type) and P (premium type), and each property is assigned a property number based on the classification. A property with multiple types is classified by the most common type.
(Note 2)	The book value is rounded down to the nearest million yen.
(Note 3)	Rentable floor area is the area that can be leased in the building of each property under management at the end of the fiscal period. The areas that are leased in association with the main purpose of lessees, including warehouses, parking facilities, the building manager’s offices, signs, automatic vending machines, and antennas, and the areas that the lessor leases to maintain the building (including areas that the lessor gives the temporary use of under loan-for-use agreements) are excluded. The rentable floor area is calculated based on wall center lines and includes meter boxes and pipe space allocated to each apartment.
(Note 4)	The leased floor area is the part of the rentable floor area that is leased under effective lease agreements with end tenants as of the end of the fiscal period.
(Note 5)	The occupancy rate is a percentage calculated by dividing the leased floor area by the rentable floor area. The rate is rounded off to the first decimal place.
(Note 6)	The ratio to the total rent revenue is the ratio of each property’s rent revenue to the total portfolio’s rent revenue at the end of the period. (The ratio is rounded off to the first decimal place.)

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

85

3. Details of Properties in the Portfolio

The table below shows the details of properties owned by the Investment Corporation as of September 30, 2019.

Property name	Location	Type of ownership	(A) Appraisal value at the end of the period (million yen) (Note 1)	(B) Amount recorded on the balance sheet (million yen)	Unrealized gain or loss (A)-(B) (million yen)
Satella Kita 34-jo	5-1-20, Kita 34-jo Nishi, Kita-ku, Sapporo, Hokkaido	Real estate	1,270	1,005	264
willDo Kita 24jo	5-3-16, Kita 25-jo Nishi, Kita-ku, Sapporo, Hokkaido	Real estate	286	265	20
Gran Casa Minami13jo	9-1-5, Minami 13-jo Nishi, Chuo-ku, Sapporo, Hokkaido	Real estate	406	450	△44
Gran Casa Minami9jo	12-2-26, Minami 9-jo Nishi, Chuo-ku, Sapporo, Hokkaido	Real estate	461	521	△60
Sky Hills N15	3-2-14, Kita 15-jo Nishi, Kita-ku, Sapporo, Hokkaido	Real estate	1,020	758	261
Sky Hills Sakaemachi	4-19-1, Sakae-machi, Chitose, Hokkaido	Real estate	972	867	104
Dormy Chitose	2-5-10, Takadai, Chitose, Hokkaido	Real estate	521	484	36
Sky Hills Takadai I	4-1-6, Takadai, Chitose, Hokkaido	Real estate	522	444	77
Alpha Tower Sapporo	3-17-3, Minami 4-jo Higashi, Chuo-ku, Sapporo, Hokkaido	Real estate	1,410	1,103	306
Cresidence Sapporo	2-18-1, Minami 4-jo Higashi, Chuo-ku, Sapporo, Hokkaido	Real estate	1,320	1,134	185
Gran Casa NagayamaKoen	9-13-4, Kita 1-jo Higashi, Chuo-ku, Sapporo, Hokkaido	Real estate	1,050	1,194	△144
Gran Casa Minami11jo	7-1-1, Minami 11-jo Nishi, Chuo-ku, Sapporo, Hokkaido	Real estate	888	881	6
willDo Nishishitadaicho	16-32, Nishishitadaicho, Morioka, Iwate	Real estate	593	463	129
willDo Kamisugi 3chome	3-3-7, Kamisugi, Aoba-ku, Sendai, Miyagi	Real estate	575	456	118
Grandmaison Shichifuku	2-20-6, Tomizawa Minami, Taihaku-ku, Sendai, Miyagi	Real estate	300	327	△27
Living Stage Higashi-Sendai	2-18-25, Shinden, Miyagino-ku, Sendai, Miyagi	Trust beneficiary interest	363	284	78
West Park Hasekura	2-50, Hasekura-machi, Aoba-ku, Sendai, Miyagi	Real estate	1,940	1,158	781
Forest Hill SendaiAoba	5-1, Kawauchi Yodomibashi-dori, Aoba-ku, Sendai, Miyagi	Trust beneficiary interest	3,020	2,772	247
Gran Casa Sendai Itsutsubashi	8-1, Shimizukoji, Wakabayshi-ku, Sendai, Miyagi	Trust beneficiary interest	2,250	2,129	120
willDo Koshigaya	11-13, Yayoicho, Koshigaya, Saitama	Real estate	575	426	148
willDo Kiyosumi	1-2-24, Kiyosumi, Koto-ku, Tokyo	Real estate	6,580	4,592	1,987
Turkey’s Denenchofu No.2	57-8, Denen-Chofu Honcho, Ota-ku, Tokyo	Real estate	343	268	74
willDo Yokohama Minami	1-10-9, Takasago-cho, Minami-ku, Yokohama, Kanagawa	Real estate	287	197	89
Site Pia	2-10-13, Kanumadai, Chuo-ku, Sagamihara, Kanagawa	Real estate	456	480	△24
VISTA Supreme	1-8-12, Nakamachi, Machida, Tokyo	Real estate	498	499	△1
Joy Oyamadai	3-9-10, Oyamadai, Setagaya-ku, Tokyo	Real estate	659	696	△37
willDo Otsuka	1-23-18, Kitaotsuka, Toshima-ku, Tokyo	Real estate	734	725	8
willDo Niiza	4-5-41, Nobidome, Niiza, Saitama	Real estate	585	546	38
Toshin Shoto Mansion	1-27-7, Shoto, Shibuya-ku, Tokyo	Real estate	1,020	963	56
Harmony Kamikitazawa	4-28-6, Kamikitazawa, Setagaya-ku, Tokyo	Real estate	365	393	△28
willDo Minami Urawa	3-8-4, Minami Urawa, Minami-ku, Saitama, Saitama	Real estate	445	353	91
College Square KitaIkebukuro	5-11, Kumanocho, Itabashi-ku, Tokyo	Real estate	820	640	179
College Square TobuNerima	3-5-21, Tokumaru, Itabashi-ku, Tokyo	Real estate	987	812	174
College Square Akatsuka	3-15-14, Kitamachi, Nerima-ku, Tokyo	Real estate	840	648	191
College Square Higashikurume	1-4-24, Shinkawacho, Higashikurume, Tokyo	Real estate	624	433	190
College Square Waseda II	1-10-22, Takada, Toshima-ku, Tokyo	Real estate	333	193	139
College Square Myogadani	3-41-12, Otsuka, Bunkyo-ku, Tokyo	Real estate	1,390	1,013	376
College Square Shinkoiwa	4-13-8, Higashi Shinkoiwa, Katsushika-ku, Tokyo	Real estate	803	671	131
College Square Kiba	1-25-7, Toyo, Koto-ku, Tokyo	Real estate	775	565	209
College Square Kinshicho	2-9-7, Mori, Koto-ku, Tokyo	Real estate	569	460	108
College Square Waseda	157-9, Bentencho, Shinjuku-ku, Tokyo	Real estate	368	301	66
Lexington Square ShinjukuGyoen	1-36-15, Shinjuku, Shinjuku-ku, Tokyo	Real estate	1,340	1,033	306
Prospect NihombashiHoncho	4-6-9, Nihonbashi-honcho, Chuo-ku, Tokyo	Real estate	1,170	768	401
Maison de Ville Takanawa Gyoranzaka	1-5-14, Takanawa, Minato-ku, Tokyo	Real estate	1,880	1,429	450
Roppongi Rise House	3-16-5, Roppongi, Minato-ku, Tokyo	Real estate	1,180	876	303
TK Flats Shibuya	26-7, Maruyama-cho, Shibuya-ku, Tokyo	Trust beneficiary interest	6,340	4,513	1,826

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

86

Property name	Location	Type of ownership	(A) Appraisal value at the end of the period (million yen) (Note)	(B) Amount recorded on the balance sheet (million yen)	Unrealized gain or loss (A)-(B) (million yen)
Maison de Ville NakaMeguro	2-8-23, Naka-meguro, Meguro-ku, Tokyo	Real estate	1,530	1,046	483
Prospect KALON Minowa	1-28-9, Minowa, Taito-ku, Tokyo	Real estate	2,180	1,435	744
Prospect Shinonomebashi	1-1-7, Shinonome, Koto-ku, Tokyo	Trust beneficiary interest	4,190	2,812	1,377
Prospect Monzennakacho	2-2-3, Hirano, Koto-ku, Tokyo	Real estate	1,470	1,008	461
Prospect Ogikubo	5-15-10, Narita-higashi, Suginami-ku, Tokyo	Real estate	948	640	307
Exceria Ikebukuro West II	1-13-4, Kaname-cho, Toshima-ku, Tokyo	Real estate	1,090	837	252
Prospect OmoriKaigan	2-12-3, Omori-kita, Ota-ku, Tokyo	Real estate	2,080	1,428	651
Prospect MusashiShinjo	1-3-10, Shimo-shinjo, Nakahara-ku, Kawasaki, Kanagawa	Real estate	1,320	942	377
Fragrance Kawasaki	8-10, Miyamae, Kawasaki-ku, Kanagawa	Real estate	726	480	245
Prospect ChuoRinkan	5-1-10, Chuo-rinkan, Yamato, Kanagawa	Real estate	677	440	236
Gala Place Shinjuku Gyoen	1-31-5, Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest	3,200	2,167	1,032
Joyce Court	2-32-11, Omori-nishi, Ota-ku, Tokyo	Real estate	4,120	3,001	1,118
Act Forme Asakusa	1-7-5, Hanakawado, Taito-ku, Tokyo	Real estate	1,950	1,173	776
Gran Casa Roppongi	3-1-35, Motoazabu, Minato-ku, Tokyo	Real estate	949	762	186
Gran Casa MinamiAoyama	4-17-33, Minami Aoyama, Minato-ku, Tokyo	Real estate	2,220	2,306	△86
Storia Jingumae	3-18-6, Jingumae, Shibuya-ku, Tokyo	Real estate	2,640	3,194	△554
Gran Casa Shinjuku Gyoen	1-33-10, Shinjuku, Shinjuku-ku, Tokyo	Real estate	3,640	2,543	1,096
Lietocourt Yotsuya	4-17-35, Yotsuya, Shinjuku-ku, Tokyo	Trust beneficiary interest	2,310	1,756	553
Lietocourt Motoakasaka	1-7-4, Motoakasaka, Minato-ku, Tokyo	Trust beneficiary interest	1,530	1,119	410
Gran Casa Ginza East	3-2-8, Minato, Chuo-ku, Tokyo	Real estate	2,370	2,106	263
Gran Casa Minowa	3-20-19, Shitaya, Taito-ku, Tokyo	Real estate	942	880	61
Gran Casa Urayasu	1-7-28,Toudaijima,Urayasu, Chiba	Real estate	921	961	△40
willDo Kanayama masaki	4-2-14, Masaki, Naka-ku, Nagoya, Aichi	Real estate	606	408	197
Excelsior Sakae	5-22-1, Sakae, Naka-ku, Nagoya, Aichi	Real estate	545	595	△50
willDo Hibino	3-9-22, Taiho, Atsuta-ku, Nagoya, Aichi	Real estate	311	269	41
willDo Chiyoda (Note 2)	1-10-5, Chiyoda, Naka-ku, Nagoya, Aichi	Real estate	645	526	118
willDo Taiko dori	5-20-4, Taikotori, Nakamura-ku, Nagoya, Aichi	Real estate	1,330	936	393
willDo Kanayama	1-2, Sawashitacho, Atsuta-ku, Nagoya, Aichi	Real estate	433	313	119
willDo Kanayama sawashita	2-1, Sawashitacho, Atsuta-ku, Nagoya, Aichi	Real estate	447	314	132
willDo Kachigawa	1-2-1, Asahimachi, Kasugai, Aichi	Real estate	704	414	289
Stagea Kogane	5-15, Ogondori, Nakamura-ku, Nagoya, Aichi	Real estate	589	506	82
willDo Inaei	2-322, Juichiya, Minato-ku, Nagoya, Aichi	Real estate	648	535	112
willDo Higashibetsuin	17-17, Fujimicho, Naka-ku, Nagoya, Aichi	Real estate	745	591	153
willDo Matsubara	2-16-1, Matsubara, Naka-ku, Nagoya, Aichi	Real estate	585	468	116
willDo Yokkaichi Unomori	2-12-17, Unomori, Yokkaichi, Mie	Real estate	563	427	135
willDo Daikancho	40-6, Daikancho, Higashi-ku, Nagoya, Aichi	Real estate	635	563	71
willDo Takabata	4-16, Takabata, Nakagawa-ku, Nagoya, Aichi	Real estate	520	415	104
Sakura Hills Riverside WEST	1-39-3, Nagono, Nakamura-ku, Nagoyai, Aichi	Real estate	2,350	1,947	402
Sakura Hills Riverside EAST	1-38-11, Nagono, Nakamura-ku, Nagoya, Aichi	Real estate	1,250	1,045	204
Sakura Hills Meieki NORTH	2-25-12, Nagono, Nishi-ku, Nagoya, Aichi	Real estate	931	769	161
Gran Casa Chiyoda	2-2-27,Chiyoda,Naka-ku,Nagoya,Aichi	Trust beneficiary interest	961	1,005	△44
willDo Ichioka	2-11-5, Ichioka Motomachi, Minato-ku, Osaka, Osaka	Real estate	694	607	86
willDo Ebie	5-6-20, Ebie, Fukushima-ku, Osaka, Osaka	Real estate	351	324	26
willDo ImafukuNishi	5-1-8, Imafuku Nishi, Joto-ku, Osaka, Osaka	Real estate	409	353	55
willDo Tsukamoto	2-11-18, Hanakawa, Nishiyodogawa-ku, Osaka, Osaka	Real estate	843	622	220
willDo Tanimachi	7-6-11, Tanimachi, Chuo-ku, Osaka, Osaka	Real estate	960	967	△7
willDo Namba w II	3-9-27, Shiokusa, Naniwa-ku, Osaka, Osaka	Real estate	467	428	38
willDo Namba w I	3-11-3, Shiokusa, Naniwa-ku, Osaka, Osaka	Real estate	671	590	80
willDo Hamasaki dori	2-31, Hamasakidori, Hyogo-ku, Kobe, Hyogo	Real estate	2,320	1,965	354
willDo Minamimorimachi	3-2-13, Nishitemma, Kita-ku, Osaka, Osaka	Real estate	515	442	72
willDo Matsuyamachi	1-1, Matsuyamachi Sumiyoshi, Chuo-ku, Osaka, Osaka	Real estate	906	685	220

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

87

Property name	Location	Type of ownership	(A) Appraisal value at the end of the period (million yen) (Note)	(B) Amount recorded on the balance sheet (million yen)	Unrealized gain or loss (A)-(B) (million yen)
willDo ShinOsaka	5-4-8, Miyahara, Yodogawa-ku, Osaka, Osaka	Real estate	1,030	734	295
willDo Sannomiya East	6-1-24, Higuredori, Chuo-ku, Kobe, Hyogo	Real estate	785	593	191
willDo Kujo	3-28-21, Kujo, Nishi-ku, Osaka, Osaka	Real estate	587	510	76
Abreast Sakuragawa	1-4-28, Sakuragawa, Naniwa-ku, Osaka, Osaka	Real estate	507	341	165
Prospect Bishoen	2-2-20, Kita-tanabe, Higashi-sumiyoshi-ku, Osaka, Osaka	Real estate	330	249	80
Prospect Nakanoshima	4-2-40, Nakanoshima, Kita-ku, Osaka, Osaka	Real estate	910	634	275
Prospect Toyonaka Hattori	2-2-18, Hattori-motomachi, Toyonaka, Osaka	Real estate	431	309	121
Prospect Shimogamo	48-2, Shimogamo Nishi-honmachi, Sakyo-ku, Kyoto, Kyoto	Real estate	307	252	54
Prospect Kawaramachi Gojo	758-6, Nishi-hashizume-cho, Teramachi-dori go-jo agaru, Shimogyo-ku, Kyoto, Kyoto	Real estate	727	518	208
Gransys Esaka	18-31, Hiroshibacho, Suita, Osaka	Real estate	1,740	1,179	560
Serenite Koshien	7-8, Koshientakashiocho, Nishinomiya, Hyogo	Trust beneficiary interest	2,900	2,417	482
Pregio Miyakojima	3-17-17, Miyakojimahondori, Miyakojima-ku, Osaka, Osaka	Real estate	1,800	1,604	195
Serenite ShinOsaka Nibankan	1-3-14, Miyahara, Yodogawa-ku, Osaka, Osaka	Trust beneficiary interest	3,790	3,590	199
Gran Casa UmedaKita	5-1-7, Toyosaki, Kita-ku, Osaka, Osaka	Trust beneficiary interest	2,320	2,024	295
Serenite Honmachi Grande	1-4-22, Itachibori, Nishi-ku, Osaka, Osaka	Trust beneficiary interest	5,540	4,216	1,323
Gransys Tenmabashi	1-2-12, Shimamachi, Chuo-ku, Osaka, Osaka	Trust beneficiary interest	4,720	4,044	675
DayGran Tsurumi	4-3-19, Tsurumi, Tsurumi-ku, Osaka, Osaka	Real estate	1,180	1,043	136
Runai Nippombashi anhelo	5-7-12 Nippombashi, Naniwa-ku, Osaka, Osaka	Real estate	1,730	1,426	303
HS Umeda EAST	5-8-2, Nishitemma, Kita-ku, Osaka, Osaka	Real estate	2,460	2,219	240
Serenite Umeda EST	5-15-12, Nishitemma, Kita-ku, Osaka, Osaka	Real estate	1,190	1,096	93
Serenite Yuhigaoka EST	5-4-8, Ueshio, Tennoji-ku, Osaka, Osaka	Real estate	910	841	68
Serenite Umeda Reflet	5-8-5,Nishitemma,Kita-ku,Osaka,Osaka	Real estate	1,220	1,201	18
willDo Okayamaeki Nishiguchi	11-17, Showacho, Kita-ku, Okayama, Okayama	Real estate	1,390	978	411
willDo Okayamadaiku	3-1-4, Daiku, Kita-ku, Okayama, Okayama	Real estate	1,250	919	330
willDo Nakasu	5-5-16, Nakasu, Hakata-ku, Fukuoka, Fukuoka	Real estate	2,650	2,302	347
Renaissance 21 Hakata	5-9, Kamiyamachi, Hakata-ku, Fukuoka, Fukuoka	Real estate	1,820	1,524	295
Granpark Tenjin	1-8-26, Maizuru, Chuo-ku, Fukuoka, Fukuoka	Trust beneficiary interest	6,100	4,497	1,602
Palais d'or Maruyama	25-2-1, Kita 2-jo Nishi, Chuo-ku, Sapporo, Hokkaido	Real estate	1,030	597	432
Gran Casa Urasando	21-1-16, Minami 1-jo Nishi, Chuo-ku, Sapporo, Hokkaido	Real estate	1,840	1,614	225
Gran Casa Kita3jo	3-1-9, Kita 3-jo Higashi, Chuo-ku, Sapporo, Hokkaido	Real estate	1,540	1,331	208
Chijikoukanmae Tower Residence	6-1-1, Kita 3-jo Nishi, Chuo-ku, Sapporo, Hokkaido	Trust beneficiary interest	4,950	4,633	316
Royal Garden Shinrin Koen	3-25-25, Kitane, Aoba-ku, Sendai, Miyagi	Real estate	280	358	△78
Green Park Komatsujima	2-9-8, Komatsushima, Aoba-ku, Sendai, Miyagi	Real estate	421	485	△64
Dia Palace Izumizaki	2-22-30, Izumizaki, Taihaku-ku, Sendai, Miyagi	Real estate	316	357	△41
willDo Takasago	1-1-8, Takasago, Miyagino-ku, Sendai, Miyagi	Real estate	396	355	40
Living Stage MinamiSendai	4-3-5, Nishi-nakata, Taihaku-ku, Sendai, Miyagi	Trust beneficiary interest	222	146	75
Takasagoseki Nibankan	1-1-15, Takasago, Miyagino-ku, Sendai, Miyagi	Trust beneficiary interest	757	549	207
Iruma Ekimae Building	1-3, Kawaramachi, Iruma, Saitama	Real estate	1,730	1,561	168
Iruma Ekimae Building No.II	15-11, Kawaramachi, Iruma, Saitama	Real estate	648	761	△113
Sereno Omiya	1-41-2, Torocho, Kita-ku, Saitama, Saitama	Real estate	1,950	1,663	286
Suzuran-kan	4-38-2, Kishikicho, Omiya-ku, Saitama, Saitama	Real estate	611	395	215
Bonheur Tokiwa	10-8-5, Tokiwa, Urawa-ku, Saitama, Saitama	Real estate	787	728	58
Profit Link Takenotsuka	3-5-18, Takenotsuka, Adachi-ku, Tokyo	Real estate	730	629	100

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

88

Property name	Location	Type of ownership	(A) Appraisal value at the end of the period (million yen) (Note)	(B) Amount recorded on the balance sheet (million yen)	Unrealized gain or loss (A)-(B) (million yen)
Dream Heights	1-32-16, Komone, Itabashi-ku, Tokyo	Real estate	466	383	82
Green Hills Asukayama	1-26-14, Horifune, Kita-ku, Tokyo	Real estate	728	567	160
Oji Heights	5-10-3, Oji, Kita-ku, Tokyo	Real estate	481	349	131
Sakagami Royal Heights No. II	5-11-3, Minamisenju, Arakawa-ku, Tokyo	Real estate	482	347	134
willDo Todoroki	4-4-11, Todoroki, Setagaya-ku, Tokyo	Real estate	1,810	1,778	31
Chez Moi Sakuragaoka	3-14-8, Sekido, Tama, Tokyo	Real estate	634	617	16
Libest NishiChiba	1-21-20, Saiwaicho, Mihama-ku, Chiba, Chiba	Real estate	2,620	1,940	679
Corinne Tsudanuma	4-3-20, Tsudanuma, Narashino, Chiba	Real estate	348	382	△34
Chigasaki Daikan Plaza	2-1-54, Jukkenzaka, Chigasaki, Kanagawa	Real estate	483	458	24
Winbell Chorus Hiratsuka No.13	6-19, Sengencho, Hiratsuka, Kanagawa	Real estate	358	458	△100
Libest Higashi Nakayama	2-6-5, Higashi Nakayama, Funabashi, Chiba	Real estate	1,740	1,214	525
MGA Kanamachi	2-23-10, Higashi Kanamachi, Katsushika-ku, Tokyo	Real estate	440	488	△48
Greenhills Roka	3-21-15, Minami Karasuyama, Setagaya-ku, Tokyo	Real estate	756	699	56
Lofty Hirai	7-32-12, Hirai, Edogawa-ku, Tokyo	Real estate	363	313	49
Colonnade Kasuga	2-12-12, Kasuga, Bunkyo-ku, Tokyo	Real estate	2,720	3,248	△528
The Palms Yoyogi Uehara Cosmo Terrace	2-33-2, Uehara, Shibuya-ku, Tokyo	Real estate	1,590	1,270	319
Sun Terrace Yoyogi Uehara	2-3-7, Uehara, Shibuya-ku, Tokyo	Real estate	1,590	1,214	375
Prospect NihombashiKoamicho	17-17, Nihonbasi Koami-cho, Chuo-ku, Tokyo	Real estate	1,250	777	472
Park Terrace Ebisu	2-29-2, Ebisu, Shibuya-ku, Tokyo	Real estate	3,130	2,024	1,105
Prospect Dogenzaka	1-17-6, Dogenzaka, Shibuya-ku, Tokyo	Real estate	2,230	1,576	653
Prospect Glarsa Hiroo	1-10-6, Hiroo, Shibuya-ku, Tokyo	Trust beneficiary interest	4,810	3,256	1,553
Prospect Hatsudai	1-5-17, Hon-cho, Shibuya-ku, Tokyo	Real estate	700	495	204
Prospect NishiSugamo	5-6-5 Takinogawa, Kita-ku, Tokyo	Real estate	1,420	1,071	348
Prospect Machiya	3-23-20, Machiya, Arakawa-ku, Tokyo	Real estate	610	406	203
Prospect KiyosumiTeien	1-5-18, Kiyosumi, Koto-ku, Tokyo	Real estate	3,560	2,485	1,074
Prospect Morishita	2-16-10, Morishita, Koto-ku, Tokyo	Real estate	1,710	1,154	555
Prospect OnshiKoen	1-5-1, Ojima, Koto-ku, Tokyo	Real estate	1,770	962	807
BELNOS34	3-4-16, Higashi-shin-koiwa, Katsushika-ku, Tokyo	Real estate	2,790	1,815	974
SK Residence	3-41-12, Minami-otsuka, Toshima-ku, Tokyo	Real estate	1,080	785	294
Angel Heim NishiRokugo No.2	4-13-7, Nishi-rokugo, Ota-ku, Tokyo	Real estate	1,390	957	432
Deim Hashimoto	3-20-17, Hashimoto, Midori-ku, Sagamihara, Kanagawa	Real estate	1,030	734	295
Prospect Kawasaki	2-60-3, Minami-saiwai-cho, Saiwai-ku, Kawasaki, Kanagawa	Real estate	2,380	1,346	1,033
Prospect UrawaTokiwa	10-17-16, Tokiwa, Urawa-ku, Saitama, Saitama	Real estate	1,000	705	294
Glana Ueno	1-12-8, Kita-Ueno, Taito-ku, Tokyo	Real estate	1,640	1,081	558
The Residence Honmoku Yokohama Bayside	19-1, Honmokuhara, Naka-ku, Yokohama, Kanagawa	Trust beneficiary interest	7,110	5,202	1,907
Lietocourt Asakusabashi	2-15-2, Yanagibashi, Taito-ku, Tokyo	Trust beneficiary interest	2,230	1,621	608
Gran Casa ShinKoiwa	4-41-22, Nishi-shin-koiwa, Katsushika-ku, Tokyo	Real estate	1,630	1,570	59
Gran Casa Ryogoku Ichibankan	3-6-3, Ishiwara, Sumida-ku, Tokyo	Real estate	1,460	1,488	△28
Gran Casa Ryogoku Nibankan	3-7-6, Ishiwara, Sumida-ku, Tokyo	Real estate	813	815	△2
Gran Casa Kitaurawa	3-19-21,Kita-urawa,Urawa-ku,Saitama,Saitama	Real estate	2,590	2,611	△21
willDo Temmacho	1-2-9, Temma, Atsuta-ku, Nagoya, Aichi	Real estate	804	552	251
Stellato City Sakurayama	1-6, Hiromicho, Showa-ku, Nagoya, Aichi	Real estate	850	636	213
willDo Kurokawa	2-7, Shigaminamitori, Kita-ku, Nagoya, Aichi	Real estate	669	543	125
Gran Casa Daikancho	15-3, Daikan-cho, Higashi-ku, Nagoya, Aichi	Real estate	1,610	1,151	458
Gran Casa Gokiso	2-1-40, Ishibotoke-cho, Showa-ku, Nagoya, Aichi	Real estate	1,500	952	547
Lietocourt Marunouchi	3-23-23, Marunouchi, Naka-ku, Nagoya, Aichi	Trust beneficiary interest	5,300	3,625	1,674
Gran Casa Kamimaezu	3-34-15, Chiyoda, Naka-ku, Nagoya, Aichi	Real estate	2,750	1,960	789
Sakura Hills Fujimi	5-7, Fujimicho, Naka-ku, Nagoya, Aichi	Trust beneficiary interest	3,360	2,758	601
willDo NishiAkashi	111-1, Uozumicho Nishioka, Akashi, Hyogo	Real estate	858	573	284
La Vita Nippombashi	2-20-11, Nipponbashi, Chuo-ku, Osaka, Osaka	Real estate	2,060	1,601	458
Crown Heim NishiTanabe	2-8-4, Nishi-tanabe, Abeno-ku, Osaka, Osaka	Real estate	519	387	131
Prospect Katsura	3, Katagihara Ujiinishi-cho, Nishikyo-ku, Kyoto, Kyoto	Real estate	480	435	44
Total	–	–	272,304	216,604	55,699

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

89

(Note 1)	The appraisal value at the end of the period is the value appraised by the real estate appraiser (appraisal based on the capitalization approach on the closing date) under the articles of incorporation of the Investment Corporation and Cabinet Office regulations (regulations concerning computation for investment corporation; Cabinet Office regulations No.47 of 2006).
(Note 2)	The property name of “AS Residence Chiyoda” was changed to “Gran Casa Chiyoda” on November 1, 2019.

Assets to be acquired related to the forward commitment (Note 3)

Property name	Location (address indication)	Type of ownership	Property appraisal value (Million yen)	Time of property appraisal
Gran Casa Honkomagome (Note 4)	3-30-3 Honkomagome, Bunkyo-ku, Tokyo	Real estate	1,540	September 30, 2019
(Temporary name) Sengoku 4-chome PJ (Note 5)	4-chome, Sengoku, Bunkyo-ku, Tokyo (to be determined)	Real estate	1,510	September 1, 2019
(Note 3)	Refers to a pre-dated sale and purchase contract or similar contract under which settlement and transfer of the property are conducted after one month or more has elapsed from the signing of the contact.
(Note 4)	The Investment Corporation entered a real estate sale and purchase contract to acquire Gran Casa Honkomagome dated May 31, 2019. Note that the acquisition date is October 29, 2019.
(Note 5)	The Investment Corporation entered a real estate sale and purchase contract to acquire (temporary name) Sengoku 4-chome PJ dated September 20, 2019. Note that the acquisition date is April 10, 2020 or a day that will be agreed upon separately with the seller.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

90

The following shows the change in the rental business in relation to the properties owned by the Investment Corporation:
	26th period From October 1, 2018 to March 31, 2019				27th period From April 1, 2019 to September 30, 2019
Property name	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)
Satella Kita 34-jo	1	99.5	49,467	0.6	1	98.4	49,968	0.6
willDo Kita 24jo	1	100.0	11,925	0.1	1	97.2	12,278	0.2
Gran Casa Minami13jo	1	100.0	16,613	0.2	1	95.8	16,107	0.2
Gran Casa Minami9jo	1	100.0	19,600	0.2	1	94.5	19,217	0.2
Sky Hills N15	1	100.0	45,773	0.6	1	96.4	42,098	0.5
Sky Hills Sakaemachi	1	100.0	38,718	0.5	1	100.0	38,964	0.5
Dormy Chitose	1	100.0	25,653	0.3	1	100.0	25,653	0.3
Sky Hills Takadai I	1	100.0	30,356	0.4	1	100.0	28,783	0.4
Alpha Tower Sapporo Minami4jo	1	97.9	48,072	0.6	1	98.7	49,840	0.6
Cresidence Sapporo Minami4jo	1	100.0	44,734	0.5	1	100.0	44,909	0.6
Gran Casa NagayamaKoen Dori	1	97.7	39,807	0.5	1	95.8	39,578	0.5
Gran Casa Minami11jo	1	100.0	30,145	0.4	1	96.4	29,724	0.4
willDo Nishishitadaicho	1	100.0	23,374	0.3	1	100.0	23,401	0.3
willDo Kamisugi 3chome	1	100.0	21,378	0.3	1	100.0	21,781	0.3
Grandmaison Shichifuku	1	100.0	14,161	0.2	1	92.9	13,853	0.2
Living Stage Higashi-Sendai	1	100.0	17,901	0.2	1	96.3	17,456	0.2
West Park Hasekura	1	100.0	70,926	0.9	1	100.0	66,263	0.8
Forest Hill SendaiAoba	1	92.1	99,657	1.2	1	100.0	90,045	1.1
Gran Casa Sendai Itsutsubashi	1	99.5	66,717	0.8	1	94.4	66,617	0.8
willDo Ishizuecho	1	100.0	20,272	0.2	1	-	2,872	0.0
willDo Sasaguchi	1	96.4	12,113	0.1	1	-	1,540	0.0
willDo Koshigaya	1	98.3	19,279	0.2	1	97.9	19,105	0.2
Joyful Sayama	1	96.2	14,734	0.2	1	-	2,684	0.0
Lumiere Hachioji	1	97.4	19,656	0.2	1	-	2,784	0.0
willDo Kiyosumi	1	100.0	170,920	2.1	1	100.0	173,100	2.1
Turkey’s Denenchofu No.2	1	100.0	10,017	0.1	1	100.0	10,266	0.1
willDo HonChiba	1	100.0	19,087	0.2	1	-	2,705	0.0
willDo Yokohama Minami	1	100.0	9,794	0.1	1	100.0	9,757	0.1
Site Pia	1	99.0	21,519	0.3	1	97.2	22,224	0.3
VISTA Supreme	1	97.4	15,523	0.2	1	100.0	15,994	0.2
Joy Oyamadai	1	100.0	21,244	0.3	1	100.0	21,085	0.3
willDo Otsuka	1	96.8	22,454	0.3	1	100.0	22,230	0.3
willDo Niiza	1	100.0	21,881	0.3	1	98.2	21,610	0.3
Toshin Shoto Mansion	1	100.0	27,179	0.3	1	100.0	27,132	0.3
Harmony Kamikitazawa	1	100.0	11,252	0.1	1	100.0	11,873	0.1
willDo Minami Urawa	1	100.0	13,295	0.2	1	100.0	14,791	0.2
College Square KitaIkebukuro	1	100.0	20,473	0.2	1	100.0	20,310	0.3
College Square TobuNerima	1	100.0	26,047	0.3	1	100.0	26,048	0.3
College Square Akatsuka	1	100.0	21,185	0.3	1	100.0	21,699	0.3
College Square Higashikurume	1	100.0	15,573	0.2	1	100.0	15,573	0.2
College Square Waseda II	1	100.0	6,841	0.1	1	100.0	7,254	0.1
College Square Myogadani	1	100.0	29,160	0.4	1	100.0	29,443	0.4
College Square Shinkoiwa	1	100.0	20,033	0.2	1	100.0	20,034	0.2
College Square Kiba	1	100.0	19,054	0.2	1	100.0	19,053	0.2
College Square Kinshicho	1	100.0	13,060	0.2	1	100.0	13,074	0.2
College Square Waseda	1	100.0	8,399	0.1	1	100.0	8,379	0.1
Lexington Square ShinjukuGyoen	1	100.0	38,135	0.5	1	100.0	38,391	0.5
Prospect NihombashiHoncho	1	100.0	32,409	0.4	1	100.0	32,117	0.4
Maison de Ville Takanawa Gyoranzaka	1	100.0	48,895	0.6	1	97.2	49,050	0.6
Roppongi Rise House	1	100.0	30,778	0.4	1	97.6	30,546	0.4
TK Flats Shibuya	1	99.3	181,495	2.2	1	99.6	182,684	2.3
Maison de Ville NakaMeguro	1	96.0	37,910	0.5	1	98.0	38,584	0.5
Prospect KALON Minowa	1	98.4	62,126	0.8	1	99.0	62,659	0.8
Prospect Shinonomebashi	1	99.5	114,531	1.4	1	98.8	113,942	1.4

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

91

Property name	26th period From October 1, 2018 to March 31, 2019				27th period From April 1, 2019 to September 30, 2019
	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)
Prospect Monzennakacho	1	96.9	41,409	0.5	1	100.0	41,032	0.5
Prospect Ogikubo	1	100.0	25,316	0.3	1	100.0	26,177	0.3
Exceria Ikebukuro West II	1	100.0	31,470	0.4	1	100.0	32,050	0.4
Prospect OmoriKaigan	1	99.0	57,183	0.7	1	97.9	59,428	0.7
Prospect MusashiShinjo	1	100.0	41,927	0.5	1	100.0	41,921	0.5
Fragrance Kawasaki	1	100.0	21,301	0.3	1	95.5	21,730	0.3
Prospect ChuoRinkan	1	97.9	22,566	0.3	1	100.0	23,391	0.3
Gala Place Shinjuku Gyoen	1	100.0	78,221	0.9	1	99.2	79,977	1.0
Joyce Court	1	98.3	121,774	1.5	1	100.0	122,336	1.5
Act Forme Asakusa	1	100.0	48,846	0.6	1	97.7	47,901	0.6
Gran Casa Roppongi	1	100.0	28,867	0.3	1	93.4	29,877	0.4
Gran Casa MinamiAoyama	1	100.0	59,852	0.7	1	100.0	59,852	0.7
Storia Jingumae	1	100.0	64,772	0.8	1	100.0	64,346	0.8
Gran Casa Shinjuku Gyoen	1	100.0	86,558	1.0	1	100.0	88,104	1.1
Lietocourt Yotsuya	1	98.7	55,439	0.7	1	98.6	57,623	0.7
Lietocourt Motoakasaka	1	94.7	36,856	0.4	1	97.4	37,283	0.5
Gran Casa Ginza East	1	97.8	59,537	0.7	1	100.0	60,208	0.7
Gran Casa Minowa	1	100.0	25,282	0.3	1	96.5	25,217	0.3
Gran Casa Urayasu	–	–	–	–	1	59.6	3,356	0.0
willDo Kanayama masaki	1	95.8	19,970	0.2	1	97.9	19,707	0.2
Excelsior Sakae	1	100.0	19,458	0.2	1	97.9	19,267	0.2
willDo Hibino	1	96.8	11,170	0.1	1	100.0	11,405	0.1
willDo Chiyoda	1	100.0	22,289	0.3	1	98.4	22,103	0.3
willDo Taiko dori	1	99.0	41,064	0.5	1	98.0	40,006	0.5
willDo Kanayama	1	100.0	14,033	0.2	1	100.0	14,698	0.2
willDo Kanayama sawashita	1	100.0	15,061	0.2	1	100.0	14,953	0.2
willDo Kachigawa	1	100.0	22,964	0.3	1	98.4	23,091	0.3
Stagea Kogane	1	100.0	21,595	0.3	1	100.0	21,936	0.3
willDo Inaei	1	100.0	26,487	0.3	1	100.0	26,910	0.3
willDo Higashibetsuin	1	100.0	25,405	0.3	1	100.0	25,404	0.3
willDo Matsubara	1	98.1	21,474	0.3	1	98.1	20,237	0.2
willDo Yokkaichi Unomori	1	100.0	25,513	0.3	1	100.0	26,177	0.3
willDo Daikancho	1	96.4	21,671	0.3	1	100.0	22,253	0.3
willDo Takabata	1	98.1	18,956	0.2	1	100.0	19,040	0.2
Sakura Hills Riverside WEST	1	97.7	62,535	0.8	1	96.6	63,321	0.8
Sakura Hills Riverside EAST	1	100.0	34,491	0.4	1	100.0	34,208	0.4
Sakura Hills Meieki NORTH	1	100.0	27,039	0.3	1	100.0	25,055	0.3
Gran Casa Chiyoda	–	–	–	–	1	98.6	621	0.0
willDo Ichioka	1	98.4	23,866	0.3	1	98.4	23,671	0.3
willDo Ebie	1	100.0	11,878	0.1	1	96.5	11,367	0.1
willDo ImafukuNishi	1	100.0	13,445	0.2	1	100.0	13,441	0.2
Maison Flora	1	100.0	18,842	0.2	1	-	2,488	0.0
willDo Tsukamoto	1	100.0	27,410	0.3	1	100.0	28,693	0.4
willDo Temmabashi	1	100.0	11,052	0.1	1	-	1,359	0.0
willDo SakaisujiHommachi	1	100.0	10,490	0.1	1	-	1,325	0.0
willDo Tanimachi	1	100.0	30,557	0.4	1	100.0	30,562	0.4
willDo Namba w II	1	100.0	16,976	0.2	1	97.8	16,690	0.2
willDo Namba w I	1	100.0	23,800	0.3	1	98.5	23,519	0.3
willDo Hamasaki dori	1	99.0	81,936	1.0	1	99.5	80,702	1.0
willDo Minamimorimachi	1	100.0	16,209	0.2	1	100.0	16,355	0.2
willDo Matsuyamachi	1	98.5	28,596	0.3	1	98.5	29,403	0.4
willDo ShinOsaka	1	100.0	30,291	0.4	1	100.0	29,892	0.4
willDo Sannomiya East	1	100.0	27,020	0.3	1	98.4	27,495	0.3
willDo Kujo	1	100.0	21,697	0.3	1	100.0	29,997	0.4
Abreast Sakuragawa	1	100.0	18,689	0.2	1	100.0	19,251	0.2

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

92

Property name	26th period From October 1, 2018 to March 31, 2019				27th period From April 1, 2019 to September 30, 2019
	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)
Prospect Bishoen	1	100.0	11,720	0.1	1	96.6	11,278	0.1
Prospect Nakanoshima	1	100.0	28,693	0.3	1	100.0	28,345	0.3
Prospect Toyonaka Hattori	1	100.0	15,055	0.2	1	100.0	15,048	0.2
Prospect Shimogamo	1	100.0	11,221	0.1	1	100.0	11,279	0.1
Prospect Kawaramachi Gojo	1	100.0	24,446	0.3	1	100.0	24,814	0.3
Gransys Esaka	1	98.8	52,404	0.6	1	98.6	50,067	0.6
Serenite Koshien	1	100.0	88,245	1.1	1	99.4	87,487	1.1
Pregio Miyakojima	1	100.0	60,885	0.7	1	99.2	62,558	0.8
Serenite ShinOsaka Nibankan	1	100.0	103,326	1.3	1	98.9	107,106	1.3
Gran Casa UmedaKita	1	99.2	64,927	0.8	1	99.2	64,616	0.8
Serenite Honmachi Grande	1	98.2	148,908	1.8	1	98.9	150,898	1.9
Gransys Tenmabashi	1	99.4	134,513	1.6	1	100.0	142,333	1.8
DayGran Tsurumi	1	100.0	38,094	0.5	1	100.0	38,539	0.5
Runai Nippombashi anhelo	1	99.0	51,059	0.6	1	99.3	50,885	0.6
HS Umeda EAST	1	97.7	66,721	0.8	1	99.3	66,462	0.8
Serenite Umeda EST	1	100.0	32,380	0.4	1	100.0	32,476	0.4
Serenite Yuhigaoka EST	1	100.0	25,982	0.3	1	100.0	25,029	0.3
SereniteUmedaReflet	–	–	–	–	1	87.0	8,573	0.1
willDo Okayamaeki Nishiguchi	1	99.3	47,569	0.6	1	100.0	47,154	0.6
willDo Okayamadaiku	1	96.0	42,065	0.5	1	100.0	40,687	0.5
willDo Nakasu	1	99.4	87,359	1.1	1	97.6	87,729	1.1
Renaissance 21 Hakata	1	100.0	56,722	0.7	1	100.0	56,502	0.7
Granpark Tenjin	1	99.3	190,879	2.3	1	100.0	186,593	2.3
Palais d'or Maruyama	1	100.0	45,310	0.5	1	98.4	44,938	0.6
Gran Casa Urasando	1	100.0	55,679	0.7	1	95.3	53,020	0.7
Gran Casa Kita3jo	1	98.0	47,478	0.6	1	100.0	46,353	0.6
Chijikoukanmae Tower Residence	1	96.3	146,096	1.8	1	94.3	143,019	1.8
Royal Garden Shinrin Koen	1	96.5	15,318	0.2	1	96.8	16,637	0.2
Green Park Komatsujima	1	94.2	23,148	0.3	1	100.0	21,078	0.3
Dia Palace Izumizaki	1	100.0	17,045	0.2	1	88.7	16,762	0.2
willDo Takasago	1	100.0	16,182	0.2	1	100.0	16,083	0.2
Living Stage MinamiSendai	1	96.2	12,034	0.1	1	92.9	11,614	0.1
Takasagoseki Nibankan	1	96.4	29,828	0.4	1	94.2	29,965	0.4
Ark Heim Niigata	1	100.0	54,787	0.7	1	-	7,583	0.1
Johanna Mansion	1	96.2	22,959	0.3	1	-	3,212	0.0
Iruma Ekimae Building	1	99.0	63,570	0.8	1	97.1	64,060	0.8
Iruma Ekimae Building No.II	1	98.5	29,845	0.4	1	100.0	28,943	0.4
Sereno Omiya	1	99.0	67,478	0.8	1	99.0	67,238	0.8
Suzuran-kan	1	100.0	18,328	0.2	1	100.0	18,816	0.2
Bonheur Tokiwa	1	100.0	28,718	0.3	1	96.9	28,988	0.4
Profit Link Takenotsuka	1	92.9	25,468	0.3	1	100.0	25,828	0.3
Dream Heights	1	100.0	14,892	0.2	1	100.0	14,836	0.2
Green Hills Asukayama	1	100.0	22,242	0.3	1	100.0	22,500	0.3
Oji Heights	1	100.0	16,587	0.2	1	100.0	16,526	0.2
Sakagami Royal Heights No. II	1	100.0	16,528	0.2	1	100.0	17,100	0.2
willDo Todoroki	1	100.0	49,754	0.6	1	100.0	50,205	0.6
Chez Moi Sakuragaoka	1	100.0	23,955	0.3	1	97.6	23,452	0.3
Libest NishiChiba	1	97.8	105,663	1.3	1	98.6	105,824	1.3
Corinne Tsudanuma	1	95.0	13,581	0.2	1	90.0	11,358	0.1
Chigasaki Daikan Plaza	1	96.8	19,951	0.2	1	97.1	20,020	0.2
Winbell Chorus Hiratsuka No.13	1	97.0	17,027	0.2	1	100.0	17,385	0.2
Libest Higashi Nakayama	1	98.3	67,284	0.8	1	100.0	69,539	0.9
MGA Kanamachi	1	100.0	16,395	0.2	1	96.6	15,893	0.2
Greenhills Roka	1	100.0	20,492	0.2	1	100.0	20,255	0.2
Lofty Hirai	1	100.0	12,405	0.2	1	95.3	13,237	0.2

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Property name	26th period From October 1, 2018 to March 31, 2019				27th period From April 1, 2019 to September 30, 2019
	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)	Number of tenants at the end of the period (Note 1)	Occupancy rate at the end of the period (%) (Note 2)	Rent revenue during the period (thousand yen)	Ratio to total rent revenue (%)
Colonnade Kasuga	1	100.0	78,060	0.9	1	100.0	80,708	1.0
The Palms Yoyogi Uehara Cosmo Terrace	1	100.0	42,136	0.5	1	100.0	41,456	0.5
Sun Terrace Yoyogi Uehara	1	100.0	42,801	0.5	1	100.0	41,523	0.5
Prospect NihombashiKoamicho	1	100.0	31,344	0.4	1	97.2	32,086	0.4
Park Terrace Ebisu	1	100.0	74,427	0.9	1	100.0	73,141	0.9
Prospect Dogenzaka	1	100.0	57,272	0.7	1	100.0	57,037	0.7
Prospect Glarsa Hiroo	1	100.0	115,152	1.4	1	98.5	115,574	1.4
Prospect Hatsudai	1	100.0	19,266	0.2	1	100.0	19,974	0.2
Prospect NishiSugamo	1	97.5	38,296	0.5	1	100.0	39,688	0.5
Prospect Machiya	1	100.0	19,698	0.2	1	95.3	19,345	0.2
Prospect KiyosumiTeien	1	99.2	96,446	1.2	1	100.0	99,891	1.2
Prospect Morishita	1	100.0	47,909	0.6	1	97.6	47,774	0.6
Prospect OnshiKoen	1	100.0	45,836	0.6	1	100.0	46,125	0.6
BELNOS34	1	100.0	91,440	1.1	1	100.0	90,969	1.1
SK Residence	1	100.0	34,473	0.4	1	100.0	35,874	0.4
Angel Heim NishiRokugo No.2	1	100.0	44,882	0.5	1	97.3	48,293	0.6
Deim Hashimoto	1	100.0	40,833	0.5	1	98.0	42,592	0.5
Prospect Kawasaki	1	98.3	62,339	0.8	1	97.9	61,931	0.8
Prospect UrawaTokiwa	1	100.0	31,641	0.4	1	100.0	31,611	0.4
Glana Ueno	1	100.0	43,768	0.5	1	100.0	43,696	0.5
The Residence Honmoku Yokohama Bayside	1	98.8	215,001	2.6	1	98.8	219,199	2.7
Lietocourt Asakusabashi	1	100.0	56,535	0.7	1	100.0	58,007	0.7
Gran Casa ShinKoiwa	1	100.0	42,138	0.5	1	100.0	42,194	0.5
Gran Casa Ryogoku Ichibankan	1	100.0	37,797	0.5	1	100.0	39,292	0.5
Gran Casa Ryogoku Nibankan	1	100.0	21,871	0.3	1	100.0	21,946	0.3
Gran Casa Kitaurawa	–	–	–	–	1	13.3	1,814	0.0
willDo Temmacho	1	100.0	26,764	0.3	1	100.0	26,848	0.3
Stellato City Sakurayama	1	96.2	25,073	0.3	1	100.0	24,212	0.3
willDo Kurokawa	1	96.3	21,395	0.3	1	100.0	21,764	0.3
Gran Casa Daikancho	1	98.1	57,842	0.7	1	96.8	57,704	0.7
Gran Casa Gokiso	1	97.5	58,372	0.7	1	100.0	58,618	0.7
Lietocourt Marunouchi	1	100.0	149,990	1.8	1	100.0	150,207	1.9
Gran Casa Kamimaezu	1	100.0	75,015	0.9	1	92.6	75,171	0.9
Sakura Hills Fujimi	1	98.4	91,822	1.1	1	97.2	90,053	1.1
willDo NishiAkashi	1	100.0	34,664	0.4	1	98.4	35,424	0.4
La Vita Nippombashi	1	98.6	64,056	0.8	1	100.0	63,776	0.8
Crown Heim NishiTanabe	1	100.0	18,102	0.2	1	100.0	18,526	0.2
Prospect Katsura	1	100.0	20,776	0.3	1	100.0	20,142	0.2
Total (Note 3)	1	99.0	8,256,931	100.0	1	98.0	8,118,544	100.0

(Note 1)	In the column “Number of tenants at the end of the period,” the fixed total number of tenants of each property at the closing date is entered. If a master leasing contract has been concluded with a master leasing company, the total number of tenants is one. If a tenant occupies more than one apartment in the same property, the tenant is counted as one. If a tenant occupies more than one property, tenant is counted as one in the subtotal and total.
(Note 2)	The rentable floor area at the time of calculating the occupancy rate is the area enclosed by the center line of the wall, and includes areas for the meter boxes and pipe space allocated to each apartment.
(Note 3)	The total of the “Rent revenue during the period” column includes properties disposed in each period, and the “Ratio to total rent revenue” is the ratio to the total of “Rent revenue during the period.”
(Note 4)	The property name of “AS Residence Chiyoda” was changed to “Gran Casa Chiyoda” on November 1, 2019.

4. Detailed List of Renewable Energy Power-Generation Facilities

Not applicable.

5. Detailed List of Rights to Operate Public Facilities, etc.

Not applicable.

6. Details of Securities in the Portfolio

Not applicable.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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7. Contract Value and Fair Value of Specified Transaction

The table below shows the contract value and fair value of a specified transaction as of September 30, 2019.

(Unit: thousand yen)

Classification	Type	Contract value (Note 1)		Fair value (Note 2)
			Over a year
Transaction other than market transactions	Interest rate swap transactions with a fixed rate payable and a floating rate receivable	10,000,000	–	(12,081)
Transaction other than market transactions	Interest rate swap transactions with a fixed rate payable and a floating rate receivable	55,338,000	55,338,000	(Note 3)
Total		65,338,000	55,338,000	(12,081)

(Note 1)	The contract value is based on the notional principal amount.
(Note 2)	The fair value is calculated primarily based on a price presented by the financial trading institution.
(Note 3)	For interest rate swaps that qualify for hedge accounting and meet specific matching criteria, the statement of market value is omitted.

8. Status of Other Assets

Properties and trust beneficiary interest are included in the above “3. Details of Properties in the Portfolio,” As of September 30, 2019, other than the assets listed in the same column, the main specific assets that the Investment Corporation invests in are not included.

9. Status of Assets Held by Country and Region

There is no applicable item for countries and regions other than Japan.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

95

Capital Expenditure for Properties in the Portfolio

1. Capital Expenditure Plan

The major capital expenditure items in association with planned repair work on properties under management as of September 30, 2019 below. The amount of payment includes the amount allocated to expenses in accounting procedures.

Property name (Location)	Description of works (purpose)	Period	Amount of payment (million yen)
			Total cost	Amount paid in the fiscal period under review	Total amount paid
Granpark Tenjin (Fukuoka city, Fukuoka)	Exterior wall renovation work Equipment replacement in exclusive areas	From October 2019 To March 2020	223	0	1
Chijikoukanmae Tower Residence (Sapporo city, Hokkaido)	Exterior wall renovation work Equipment replacement in exclusive areas	From October 2019 To March 2020	196	-	2
willDo Kiyosumi (Koto-ku, Tokyo)	Exterior wall renovation work Equipment replacement in exclusive areas	From October 2019 To March 2020	74	-	2
Prospect Nakanoshima (Osaka city, Osaka)	Exterior wall renovation work Equipment replacement in exclusive areas	From October 2019 To March 2020	50	10	12
Prospect OnshiKoen (Koto-ku, Tokyo)	Exterior wall renovation work Equipment replacement in common areas Equipment replacement in exclusive areas	From October 2019 To March 2020	49	-	1

2. Capital Expenditure during the Period under Review

Capital improvement construction expenditures made by the Investment Corporation during the 27th period for portfolio properties are as follows. Construction expenditures during the 27th period amounted to ¥1,080,698 thousand; construction-related costs amounted to ¥1,438,485 thousand when adding in repair expenses of ¥357,787 thousand during the fiscal period under review.

Property name (Location)	Description of works (purpose)	Period	Amount of payment (thousand yen)
Gran Casa NagayamaKoen Dori (Sapporo city, Hokkaido)	Exterior wall renovation work	From April 2019 To September 2019	152,658
Serenite ShinOsaka Nibankan (Osaka city, Osaka)	Exterior wall renovation work	From April 2019 To September 2019	77,015
Colonnade Kasuga (Bunkyo-ku, Tokyo)	Exterior wall renovation work	From April 2019 To September 2019	69,911
Gran Casa Sendai Itsutsubashi (Sendai city, Miyagi)	Exterior wall renovation work	From April 2019 To September 2019	67,319
Renaissance 21 Hakata (Fukuoka city, Fukuoka)	Exterior wall renovation work	From April 2019 To September 2019	63,599
Other properties	Interior remodeling work, etc.	From April 2019 To September 2019	650,193
Total			1,080,698

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3. Fund Reserved for Long-Term Repair Plans

The Investment Corporation accumulated repair reserve fund to be applied to future large-scale repairs in the medium to long-term from cash flows based on long-term repair plans for each property.

					(JPY thousand)
Operating period	23rd period from April 1, 2017 to September 30, 2017	24th period from October 1, 2017 to March 31, 2018	25th period from April 1, 2018 to September 30, 2018	26th period from October 1, 2018 to March 31, 2019	27th period from April 1, 2019 to September 30, 2019
Balance brought forward from the previous period	444,816	435,756	436,207	410,945	417,597
Amount reserved during the period	30,728	10,192	7,214	6,652	6,652
Amount used during the period	39,789	9,740	32,476	-	13,304
Balance brought forward to the next period	435,756	436,207	410,945	417,597	410,945
(Note 1)	In the reserves noted above, ¥32,208 thousand for the 23rd period, ¥38,660 thousand for the 24th period, ¥13,398 thousand for the 25th period, ¥20,050 thousand for the 26th period and ¥13,398 thousand for the 27th period as included as repair reserve at trust banks.
(Note 2)	In addition to the reserves noted above, ¥129,486 thousand (as of September 30, 2017), ¥133,146 thousand (as of March 31, 2018), ¥142,482 thousand (as of September 30, 2018), ¥150,509 thousand (as of March 31, 2019) and ¥156,778 thousand (as of September 30, 2019), was reserved as repair reserve based on management bylaws, etc. for sectional-ownership properties.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

97

Expenses and Liabilities

1. Breakdown of Expenses Related to Asset Management etc.

(Unit: thousand yen)

Item		26th period	27th period
(a)	Asset management fees(Note)	550,800	559,100
(b)	Directors’ compensation	6,000	6,000
(c)	Asset custodian fees	13,491	13,549
(d)	General administration fees	37,097	37,183
(e)	Accounting auditor’s fees	14,500	10,200
(f)	Other expenses	257,833	236,322
Total		879,722	862,355

(Note)	In addition to the amounts listed above, asset management fees include asset management fees of ¥54,837 thousand in the 27th fiscal period related to property acquisitions included in the acquisition cost of individual pieces of real estate and asset management fees of ¥22,500 thousand in the 27th fiscal period related to property sales as other selling expenses.

2. Borrowings

The table below shows borrowings from each financial institution as of September, 2019.

(Unit: million yen)

Classification		Borrowing date	Balance at the beginning of period under review	Balance at the end of period under review	Average interest rate (%)(Note1)	Due date	Method of repayment	Use	Remarks
	Lender
Current portion of long-term loans	MUFG Bank, Ltd.	March 6, 2014	1,050	1,050	0.916	March 23, 2020	Lump-sum repayment on due date	(Note2)	Unsecured
	Aozora Bank, Ltd.	March 6, 2014	400	400	0.916
	Sumitomo Mitsui Banking Corporation	March 6, 2014	500	500	0.916
	Shinsei Bank, Limited	March 6, 2014	500	500	0.916
	MUFG Bank, Ltd.	March 26, 2014	1,000	1,000	0.816			(Note3)
	Aozora Bank, Ltd.	March 26, 2014	1,000	1,000	0.816
	Sumitomo Mitsui Banking Corporation	March 26, 2014	1,000	1,000	0.816
	Shinsei Bank, Limited	March 26, 2014	1,000	1,000	0.816
	The Hyakugo Bank, Ltd.	July 1, 2014	1,000	-	0.657	June 28, 2019		(Note2)
	The Kagawa Bank, Ltd.	July 1, 2014	700	-	0.657
	MUFG Bank, Ltd.	July 1, 2014	550	-	0.657
	The Hiroshima Bank, Ltd.	July 1, 2014	500	-	0.657
	The Hiroshima Bank, Ltd.	September 1, 2014	500	-	0.660	August 30, 2019
	The Senshu Ikeda Bank, Ltd.	September 1, 2014	500	-	0.660
	The Nomura Trust and	September 1, 2014	500	-	0.660
	MUFG Bank, Ltd.	September 1, 2014	500	-	0.660
	MUFG Bank, Ltd.	September 22, 2014	1,300	-	0.663	September 30, 2019		(Note3)
	Development Bank of Japan Inc.	September 22, 2014	1,000	-	0.334
	MUFG Bank, Ltd.	March 22, 2017	-	757	0.386	July 22, 2020
	Sumitomo Mitsui Banking Corporation	March 22, 2017	-	1,824	0.386
	Aozora Bank, Ltd.	March 22, 2017	-	758	0.386
	Shinsei Bank, Limited	March 22, 2017	-	1,239	0.386
	Resona Bank, Limited	March 22, 2017	-	1,315	0.386
	MUFG Bank, Ltd.	March 22, 2017	-	951	0.386
	The Norinchukin Bank	March 22, 2017	-	505	0.386
	Subtotal		13,500	13,799

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

98

Classification		Borrowing date	Balance at the beginning of period under review	Balance at the end of period under review	Average interest rate (%)(Note1)	Due date	Method of repayment	Use	Remarks
	Lender
Long-term borrowing	MUFG Bank, Ltd.	March 6, 2014	1,050	1,050	1.016	March 22, 2021	Lump-sum repayment on due date	(Note2)	Unsecured
	Aozora Bank, Ltd.	March 6, 2014	400	400	1.016
	Sumitomo Mitsui Banking Corporation	March 6, 2014	500	500	1.016
	Shinsei Bank, Limited	March 6, 2014	500	500	1.016
	MUFG Bank, Ltd.	March 26, 2014	1,544	1,544	0.903			(Note3)
	Aozora Bank, Ltd.	March 26, 2014	1,154	1,154	0.903
	Sumitomo Mitsui Banking Corporation	March 26, 2014	1,666	1,666	0.903
	MUFG Bank, Ltd.	December 24, 2014	1,000	1,000	0.816	June 30, 2022		(Note2)
	Resona Bank, Limited	December 24, 2014	500	500	0.816
	MUFG Bank, Ltd.	February 2, 2015	500	500	0.898	February 28, 2022
	Sumitomo Mitsui Banking Corporation	February 2, 2015	500	500	0.898
	Aozora Bank, Ltd.	February 2, 2015	500	500	0.898
	Shinsei Bank, Limited	February 2, 2015	500	500	0.898
	MUFG Bank, Ltd.	February 2, 2015	500	500	0.898
	The Bank of Fukuoka, Ltd.	February 2, 2015	500	500	0.898
	ORIX Bank Corporation	February 2, 2015	500	500	0.898
	MUFG Bank, Ltd.	June 1, 2015	500	500	0.816	June 30, 2023
	Sumitomo Mitsui Banking Corporation	June 1, 2015	500	500	0.816
	Resona Bank, Limited	June 1, 2015	500	500	0.816
	Shinsei Bank, Limited	June 1, 2015	500	500	0.816
	MUFG Bank, Ltd.	June 22, 2015	688	688	0.816
	Sumitomo Mitsui Banking Corporation	June 22, 2015	993	993	0.816
	Aozora Bank, Ltd.	June 22, 2015	412	412	0.816
	Resona Bank, Limited	June 22, 2015	715	715	0.816
	Shinsei Bank, Limited	June 22, 2015	674	674	0.816
	MUFG Bank, Ltd.	June 22, 2015	518	518	0.816
	MUFG Bank, Ltd.	March 25, 2016	600	600	0.716	June 22, 2021
	Sumitomo Mitsui Banking Corporation	March 25, 2016	600	600	0.716
	MUFG Bank, Ltd.	June 22, 2016	4,470	4,470	0.466
	Sumitomo Mitsui Banking Corporation	June 22, 2016	1,970	1,970	0.466
	Resona Bank, Limited	June 22, 2016	1,318	1,318	0.466
	Shinsei Bank, Limited	June 22, 2016	1,242	1,242	0.466
	MUFG Bank, Ltd.	September 20, 2016	2,000	2,000	0.491	September 22, 2022
	Sumitomo Mitsui Banking Corporation	September 20, 2016	1,500	1,500	0.491
	Resona Bank, Limited	September 20, 2016	1,000	1,000	0.491
	Shinsei Bank, Limited	September 20, 2016	1,000	1,000	0.491
	MUFG Bank, Ltd.	September 20, 2016	500	500	0.491
	The Bank of Fukuoka, Ltd.	September 20, 2016	500	500	0.491
	Development Bank of Japan Inc.	September 20, 2016	1,500	1,500	0.491

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Classification		Borrowing date	Balance at the beginning of period under review	Balance at the end of period under review	Average interest rate (%)(Note1)	Due date	Method of repayment	Use	Remarks
	Lender
Long-term borrowing	MUFG Bank, Ltd.	March 22, 2017	757	-	0.386	July 22, 2020	Lump-sum repayment on due date	(Note3)	Unsecured
	Sumitomo Mitsui Banking Corporation	March 22, 2017	1,824	-	0.386
	Aozora Bank, Ltd.	March 22, 2017	758	-	0.386
	Shinsei Bank, Limited	March 22, 2017	1,239	-	0.386
	Resona Bank, Limited	March 22, 2017	1,315	-	0.386
	MUFG Bank, Ltd.	March 22, 2017	951	-	0.386
	The Norinchukin Bank	March 22, 2017	505	-	0.386
	MUFG Bank, Ltd.	March 22, 2017	2,000	2,000	0.717	March 24, 2025
	Shinsei Bank, Limited	March 22, 2017	1,500	1,500	0.717
	The Bank of Fukuoka, Ltd.	March 22, 2017	500	500	0.717
	MUFG Bank, Ltd.	June 22, 2017	3,330	3,330	0.698	June 23, 2025
	Sumitomo Mitsui Banking Corporation	June 22, 2017	1,250	1,250	0.698
	Aozora Bank, Ltd.	June 22, 2017	500	500	0.698
	Shinsei Bank, Limited	June 22, 2017	680	680	0.698
	Resona Bank, Limited	June 22, 2017	1,000	1,000	0.698
	Mizuho Bank, Ltd.	June 22, 2017	500	500	0.698
	MUFG Bank, Ltd.	September 21, 2017	1,000	1,000	0.551	June 30, 2023
	Resona Bank, Limited	September 21, 2017	1,000	1,000	0.551
	MUFG Bank, Ltd.	March 23, 2018	1,168	1,168	0.655	March 24, 2025
	Sumitomo Mitsui Banking Corporation	March 23, 2018	159	159	0.655
	Aozora Bank, Ltd.	March 23, 2018	119	119	0.655
	Resona Bank, Limited	March 23, 2018	781	781	0.655
	MUFG Bank, Ltd.	March 23, 2018	80	80	0.655
	Higashi-Nippon Bank, Ltd.	March 23, 2018	230	230	0.655
	The Norinchukin Bank	March 23, 2018	463	463	0.655
	MUFG Bank, Ltd.	June 22, 2018	500	500	0.619	June 24, 2024
	Sumitomo Mitsui Banking Corporation	June 22, 2018	1,500	1,500	0.619
	Aozora Bank, Ltd.	June 22, 2018	1,200	1,200	0.619
	The Bank of Fukuoka, Ltd.	June 22, 2018	450	450	0.619
	The Nomura Trust and	June 22, 2018	600	600	0.619
	MUFG Bank, Ltd.	June 22, 2018	459	459	0.749	March 23, 2026
	Sumitomo Mitsui Banking Corporation	June 22, 2018	1,500	1,500	0.749
	Aozora Bank, Ltd.	June 22, 2018	1,200	1,200	0.749
	Resona Bank, Limited	June 22, 2018	400	400	0.749
	The Bank of Fukuoka, Ltd.	June 22, 2018	450	450	0.749
	Mizuho Bank, Ltd.	June 22, 2018	500	500	0.749

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

100

Classification		Borrowing date	Balance at the beginning of period under review	Balance at the end of period under review	Average interest rate (%)(Note1)	Due date	Method of repayment	Use	Remarks
	Lender
Long-term borrowing	MUFG Bank, Ltd.	June 22, 2018	500	500	0.772	June 22, 2026	Lump-sum repayment on due date	(Note3)	Unsecured
	Sumitomo Mitsui Banking Corporation	June 22, 2018	1,612	1,612	0.772
	Aozora Bank, Ltd.	June 22, 2018	1,200	1,200	0.772
	Resona Bank, Limited	June 22, 2018	440	440	0.772
	The Bank of Fukuoka, Ltd.	June 22, 2018	450	450	0.772
	Mizuho Bank, Ltd.	June 22, 2018	500	500	0.772
	Development Bank of Japan Inc.	June 22, 2018	1,000	1,000	0.240
	MUFG Bank, Ltd.	December 25, 2018	1,000	1,000	0.422	December 30, 2022
	Sumitomo Mitsui Banking Corporation	December 25, 2018	1,000	1,000	0.422
	MUFG Bank, Ltd.	December 25, 2018	2,000	2,000	0.474	March 29, 2024
	Sumitomo Mitsui Banking Corporation	December 25, 2018	500	500	0.474
	Resona Bank, Limited	December 25, 2018	500	500	0.474
	Shinsei Bank, Limited	December 25, 2018	540	540	0.474
	The Bank of Fukuoka, Ltd.	December 25, 2018	1,000	1,000	0.474
	The Ashikaga Bank, Ltd.	December 25, 2018	500	500	0.474
	Mizuho Bank, Ltd.	December 25, 2018	500	500	0.474
	MUFG Bank, Ltd.	December 25, 2018	1,663	1,663	0.676	December 30, 2026
	Aozora Bank, Ltd.	December 25, 2018	500	500	0.676
	Resona Bank, Limited	December 25, 2018	1,000	1,000	0.676
	Shinsei Bank, Limited	December 25, 2018	1,000	1,000	0.676
	The Bank of Fukuoka, Ltd.	December 25, 2018	1,000	1,000	0.676
	Mizuho Bank, Ltd.	December 25, 2018	1,000	1,000	0.676
	Nippon Life Insurance Company	December 25, 2018	500	500	0.800
	MUFG Bank, Ltd.	June 28, 2019	-	550	0.589	June 30, 2027
	The Kagawa Bank, Ltd.	June 28, 2019	-	700	0.533	June 30, 2026
	The Hyakugo Bank, Ltd.	June 28, 2019	-	1,000	0.295	June 28, 2024
	The Hiroshima Bank, Ltd.	June 28, 2019	-	500	0.295
	MUFG Bank, Ltd.	August 30, 2019	-	500	0.525	August 31, 2027
	The Senshu Ikeda Bank, Ltd.	August 30, 2019	-	500	0.349	August 30, 2024
	The Nomura Trust and	August 30, 2019	-	500	0.349
	The Hiroshima Bank, Ltd.	August 30, 2019	-	500	0.225
	MUFG Bank, Ltd.	September 30, 2019	-	1,300	0.591	September 30, 2027
	Development Bank of Japan Inc.	September 30, 2019	-	1,000	0.483
	Subtotal		88,287	87,988
Total			101,787	101,787

(Note 1)	The borrowing interest rate is stated as a weighted average during the period based on the number of days, with ratios rounded to the third decimal place. In addition, for borrowing in which an interest rate swap is conducted in order to reduce interest rate fluctuation risks, a weighted average interest rate that takes the effect of the interest rate swap into consideration is stated.
(Note 2)	This is the acquisition funding, etc. for the property.
(Note 3)	This is the repayment funding for borrowings.
(Note 4)	To avoid interest rate risk, the Investment Corporation has entered into interest rate swap agreements for ¥10,000 million of the total borrowing.

Main content of interest rate swap agreements

(Unit: million yen)

Counterparty	Commencement date	Termination date	Interest rate		Notional principal amount
			Fixed rate paid	Floating rate received (Note 1)
MUFG Bank, Ltd.	August 22, 2014	July 22, 2020	0.29700%	0.07727%	5,000
	January 22, 2015	December 24, 2019	0.19950%	0.07727%	5,000
	Total				10,000

(Note)	For the floating rate received, interest rates as of the end of the period under review are stated.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3. Investment Corporation Bonds

(Unit: million yen)

Subject	Date	Beginning balance	Ending balance	Interest rate (%)	Maturity	Redemption method	Use	Remarks
First series of unsecured investment corporation bonds	February 13, 2015	2,000	2,000	0.69	February 13, 2020	Lump-sum repayment on due date	(Note 1)	(Note 2)
Second series of unsecured investment corporation bonds	July 28, 2015	1,700	1,700	0.72	July 28, 2020	Lump-sum repayment on due date	(Note 1)	(Note 2)
Third series of unsecured investment corporation bonds	June 15, 2016	3,000	3,000	0.28	June 15, 2021	Lump-sum repayment on due date	(Note 1)	(Note 2)
Fourth series of unsecured investment corporation bonds	June 15, 2016	2,500	2,500	0.72	June 15, 2026	Lump-sum repayment on due date	(Note 1)	(Note 2)
Fifth series of unsecured investment corporation bonds	June 9, 2017	1,600	1,600	0.66	June 9, 2027	Lump-sum repayment on due date	(Note 1)	(Note 2)
Sixth series of unsecured investment corporation bonds	September 21, 2017	3,000	3,000	0.73	September 21, 2027	Lump-sum repayment on due date	(Note 1)	(Note 2)
Total	–	13,800	13,800	–	–	–	–	–

(Note 1)	The funds raised are used to repay existing loans.
(Note 2)	Ranking pari passu among the specified investment corporation bonds is attached.

4. Short-Term Investment Corporation Bonds

Not applicable.

5. Subscription Right to New Investment Units

Not applicable.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

102

Transactions during the Period under Review

1. Transactions of Real Estate and Asset-Backed Securities and Infrastructure Assets and Infrastructure-related Assets

Property name	Acquisition		Disposition
	Acquisition date	Acquisition price (million yen) (Note 1)	Disposition date	Disposition price (million yen) (Note 1)	Book value (million yen)	Gain/Loss on sales (million yen)
Serenite Umeda Reflet	August 1, 2019	1,148	-	-	-	-
Gran Casa Urayasu	August 27, 2019	886	-	-	-	-
Gran Casa Kitaurawa	August 30, 2019	2,490	-	-	-	-
Gran Casa Chiyoda (Note 2)	September 27, 2019	959	-	-	-	-
willDo Ishizuecho	-	-	April 25, 2019	488	383	97
willDo Sasaguchi	-	-	April 25, 2019	279	228	45
Joyful Sayama	-	-	April 25, 2019	220	207	9
Lumiere Hachioji	-	-	April 25, 2019	420	445	(31)
willDo Honchiba	-	-	April 25, 2019	484	355	121
Maison Flora	-	-	April 25, 2019	494	566	(79)
willDo Tenmabashi	-	-	April 25, 2019	345	296	43
willDo Sakaisuji Honmachi	-	-	April 25, 2019	310	281	23
Ark Heim Niigata	-	-	April 25, 2019	1,032	1,016	0
Joanna Mansion	-	-	April 25, 2019	428	508	(87)
Total	-	5,483	-	4,500	4,288	143
(Note 1)	For “Acquisition price” or “Disposition price,” an amount (the trade price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition or disposition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	The property name of “AS Residence Chiyoda” was changed to “Gran Casa Chiyoda” on November 1, 2019.

2. Transactions Involving Other Assets

Not applicable. Major assets other than the above properties and asset-backed securities are bank deposits and bank accounts in assets in trust.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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3. Research into Prices etc. of Specified Assets

1) Properties

Acquisition or disposition	Asset type	Property name	Acquisition or disposition date	Acquisition price or disposition price (million yen) (Note 1)	Property appraised value (million yen) (Note 2)	Property Appraiser	Appraisal date
Acquisition	Property	Serenite Umeda Reflet	August 1, 2019	1,148	1,220	Tanizawa Sogo Appraisal Co, Ltd.	July 16, 2019
Acquisition	Property	Gran Casa Urayasu	August 27, 2019	886	921	Daiwa Real Estate Appraisal Co., Ltd.	August 1, 2019
Acquisition	Property	Gran Casa Kitaurawa	August 30, 2019	2,490	2,590	Daiwa Real Estate Appraisal Co., Ltd.	July 25, 2019
Acquisition	Trust beneficiary right	Gran Casa Chiyoda (Note 3)	September 27, 2019	959	961	Tanizawa Sogo Appraisal Co, Ltd.	August 1, 2019
Disposition	Trust beneficiary right	willDo Ishizuecho	April 25, 2019	488	463	Japan Real Estate Institute	March 31, 2019
Disposition	Trust beneficiary right	willDo Sasaguchi	April 25, 2019	279	267	Japan Real Estate Institute	March 31, 2019
Disposition	Trust beneficiary right	Joyful Sayama	April 25, 2019	220	200	Tanizawa Sogo Appraisal Co, Ltd.	March 31, 2019
Disposition	Trust beneficiary right	Lumiere Hachioji	April 25, 2019	420	407	Tanizawa Sogo Appraisal Co, Ltd.	March 31, 2019
Disposition	Trust beneficiary right	willDo Honchiba	April 25, 2019	484	428	Tanizawa Sogo Appraisal Co, Ltd.	March 31, 2019
Disposition	Trust beneficiary right	Maison Flora	April 25, 2019	494	494	Japan Real Estate Institute	March 31, 2019
Disposition	Trust beneficiary right	willDo Tenmabashi	April 25, 2019	345	316	Tanizawa Sogo Appraisal Co, Ltd.	March 31, 2019
Disposition	Trust beneficiary right	willDo Sakaisuji Honmachi	April 25, 2019	310	270	Tanizawa Sogo Appraisal Co, Ltd.	March 31, 2019
Disposition	Trust beneficiary right	Ark Heim Niigata	April 25, 2019	1,032	851	Japan Real Estate Institute	March 31, 2019
Disposition	Trust beneficiary right	Joanna Mansion	April 25, 2019	428	353	Tanizawa Sogo Appraisal Co, Ltd.	March 31, 2019

(Note 1)	For “Acquisition price or disposition price,” an amount (the trade price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition or disposition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	“Real Estate Appraisal Standards Itemized Discussion Chapter 3. Appraisal Value for Price of Real Estate Subject to Securitization” has been applied for the calculation of the appraised value.
(Note 3)	The property name of “AS Residence Chiyoda” was changed to “Gran Casa Chiyoda” on November 1, 2019.

(2) Other

Not applicable.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

104

4. Transactions with Related Parties, etc.

(1) Status of transactions

Lease with related parties, etc.

Name of lessee	Name of property	Rental revenues (thousand yen)
Daiwa Securities Group Inc.	Libest Higashi Nakayama and other 12 properties	12,829

(2) Commission fees paid, etc.

Not applicable.

(Note)	Related parties, etc. mean related parties, etc. of an asset management company that has entered into an asset management entrustment agreement with the Investment Corporation as stipulated in Article 201, Paragraph 1 of the Investment Trust and Investment Corporation Law and Article 26, Item 27 of the Rules on Investment Reports, Etc. Pertaining to Investment Trusts and Investment Corporations of the Investment Trusts Association, Japan (hereinafter “the Related Parties, etc.,” which include the major shareholders of an asset management company defined in Article 29-4, Paragraph 2 of the Financial Instruments and Exchange Act). Of the Related Parties, etc., those who had transactions during the period under review are those stated above.

5. Transactions with the Asset Manager in the Additional Operations of the Company

The Asset Manager (Daiwa Real Estate Asset Management Co. Ltd.) does not engage in business under the type I, type II of Financial Instruments and Exchange Law, Building Lots and Buildings Transaction Business Law, or Real Estate Specified Joint Business Law, and conducts no related transactions.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

105

Financial Status

1. Status of Assets, Liabilities, Principal, and Profit and Loss

See the balance sheets, statements of income, statements of changes in net assets, notes to financial statements, and statements of distributions.

2. Change of the Accounting Method for Depreciation Expenses

Not applicable.

3. Change of the Real Estate and Infrastructure Assets Valuation Method

Not applicable.

Others

1. Status of Beneficiary Certificates of Investment Trust formed by the Investment Corporation, etc.

The status of investment units of the Investment Corporation held by the asset management company (Daiwa Real Estate Asset Management Co. Ltd.) of the Investment Corporation is as follows.

(1) Status at the time of acquisition

Date	Number of units acquired (units)	Number of units disposed (units)	Number of units held (units)
July 1, 2010	606	–	606
Cumulative total	606	–	606

(2) Status of holdings, etc.

		Number of units held at the period end (units)	Total amount of units held at the period end (thousand yen) (Note)	Ratio to the total number of investment units issued
18th period	From October 1, 2014 to March 31, 2015	606	53,085	0.04%
19th period	From April 1, 2015 to September 30, 2015	606	47,328	0.04%
20th period	From October 1, 2015 to March 31, 2016	606	50,358	0.04%
21st period	From April 1, 2016 to September 30, 2016	606	51,449	0.04%
22nd period	From October 1, 2016 to March 31, 2017	606	49,510	0.04%
23rd period	From April 1, 2017 to September 30, 2017,	606	48,116	0.04%
24th period	From October 1, 2017 to March 31, 2018	606	49,146	0.04%
25th period	From April 1, 2018 to September 30, 2018	606	54,418	0.04%
26th period	From October 1, 2018 to March 31, 2019	606	53,449	0.04%
27th period	From April 1, 2019 to September 30, 2019	606	60,297	0.04%
(Note)	The total amount of units held at the period end is calculated using the closing price at the period end on the real estate investment trust securities market of the Tokyo Stock Exchange on which the investment securities are listed.

2. Disclosure of Overseas Real Estate Holding Corporations

Not applicable.

3. Disclosure of Real Estate Owned by Overseas Real Estate Holding Corporation

Not applicable.

4. Treatment of Fractions and Ratios

Amounts in this document are rounded down and ratios are rounded off unless otherwise specified.

5. Notice

(1) Unitholders’ Meeting

Not applicable.

(2) The Board of Director

Not applicable.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

106

Risk Factors

An investment in the Investment Corporation’s units involves significant risks. The principal risks with respect to investment in the Investment Corporation are as follows.

Property and Business Risks

•	Any adverse conditions in the Japanese economy could adversely affect the Investment Corporation.
•	The Investment Corporation may not be able to acquire properties to execute its growth and investment strategy in a manner that is accretive to earnings.
•	The Investment Corporation’s exclusive focus on rental apartments could have a material adverse effect on its business.
•	The geographic concentration of the Investment Corporation’s portfolio in the greater Tokyo area could have a material adverse effect on its business.
•	Competition for tenants may adversely affect the Investment Corporation’s ability to retain its current tenants, find new tenants and achieve favorable rents.
•	Increases in prevailing market interest rates could increase the Investment Corporation’s interest expense and may result in a decline in the market price of its units.
•	The Investment Corporation may suffer large losses if any of its properties incur damage from a natural or man-made disaster.
•	The Investment Corporation may be strictly liable for any unforeseen loss, damage or injury suffered by a third party at its properties.
•	Because most of the Investment Corporation’s operating expenses are fixed, the Investment Corporation may suffer adverse consequences if its rental revenues decline.
•	Illiquidity in the real estate market may limit the Investment Corporation’s ability to grow or adjust its portfolio.
•	The Investment Corporation may not close future property acquisitions.
•	Defects relating to the Investment Corporation’s properties may adversely affect its financial condition and results of operations.
•	The Investment Corporation relies on experts for appraisals and engineering, environmental, seismic and other reports, which are subject to significant uncertainties.
•	The Investment Corporation relies on industry and market data that are subject to significant uncertainties.
•	The environmental assessments of the Investment Corporation’s properties made prior to its acquisition may not have uncovered all environmental liabilities, and Japanese laws subject property owners to strict environmental liability.
•	The Investment Corporation may lose rental revenues in the event of lease terminations, decreased lease renewals, default by tenants on their obligation to pay rent, or rent reductions or refunds.
•	Any of the buildings the Investment Corporation owns may violate earthquake resistance or other building codes, and any such buildings may collapse in even minor earthquakes or may be required to be strengthened or demolished by the Investment Corporation at significant expense.
•	Master lease agreements expose the Investment Corporation to the risk of becoming an unsecured creditor of its master lessees in the event of their insolvency and certain other risks.
•	Any inability to obtain financing for future acquisitions, or any restrictions on the Investment Corporation’s activities under its financing arrangements, could adversely affect the Investment Corporation.
•	A high loan-to-value ratio may increase the Investment Corporation’s exposure to changes in interest rates and have a material adverse effect on its results of operations.
•	The Investment Corporation may suffer impairment losses relating to its properties and may also suffer adverse tax effects upon recognizing impairments.
•	A downgrading of the Investment Corporation’s credit ratings may negatively affect the price of its units.
•	The Investment Corporation’s investments in Japanese anonymous associations carry potential risks.
•	The Investment Corporation may hold interests in properties through investing in preferred securities of special purpose companies and such investments are subject to certain risks.
•	The Investment Corporation’s financial statements are prepared in accordance with Japanese GAAP, which differs in certain material respects from IFRS, U.S. GAAP and generally accepted accounting principles and financial reporting standards in other jurisdictions.

Management and Governance Risks

•	The Investment Corporation’s success depends on the performances of service providers to which it is required to assign various key functions.
•	The level of support the Investment Corporation receives from the property managers with whom it has concluded business collaboration agreements may fall short of its expectations.
•	The Investment Corporation’s performance depends on the efforts of key personnel of the Asset Manager.
•	Conflicts of interest may arise between the Investment Corporation and the Asset Manager and Daiwa Securities Group Inc.
•	Unitholders have limited control over the Investment Corporation’s investment policies.
•	J-REITs and their asset managers are subject to strict supervision by the regulatory authorities.
•	There are important differences regarding the rights of unitholders in a J-REIT compared to those of shareholders in a corporation.

Taxation Risks

•	The Investment Corporation’s failure to satisfy a complex series of requirements pursuant to Japanese tax regulations would disqualify it from certain taxation benefits and significantly reduce its cash distributions to its unitholders.
•	If the Japanese tax authorities disagree with the interpretations of the Japanese tax laws and regulations the Investment Corporation used for prior periods, the Investment Corporation may be forced to pay additional taxes for those periods.
•	The Investment Corporation may not be able to benefit from reductions in certain real estate taxes enjoyed by qualified J-REITs.
•	Changes in Japanese tax laws may significantly increase the Investment Corporation’s tax burden.
•	The Investment Corporation expects to be treated as a “passive foreign investment company” for U.S. federal income tax purposes.
•	Unitholders may be subject to U.S. Foreign Account Tax Compliance Act (FATCA) withholding tax after 2018.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

107

Legal and Regulatory Risks

•	The Investment Corporation’s ownership rights in some of its properties may be declared invalid or limited.
•	The Investment Corporation may lose its rights in a property it owns if the purchase of the property is recharacterized as a secured financing.
•	The Investment Corporation’s leasehold or subleasehold rights in underlying land may be terminated or may not be asserted against a third party in some cases.
•	Properties for which third parties hold leasehold interests in the land and own the buildings on such land may subject the Investment Corporation to various risks.
•	Some of the Investment Corporation’s properties are in the form of compartmentalized ownership interests (kubun shoyu-ken) and its rights relating to such properties may be affected by the intentions of other owners.
•	Some of the Investment Corporation’s properties are in the form of property co-ownership (kyoyu) and its rights relating to such properties may be affected by the intentions of other owners.
•	The Investment Corporation’s properties may be subject to preferential negotiation rights, rights of first refusal or other similar rights held by third parties.
•	Tax increases or adverse changes in applicable laws may affect the Investment Corporation’s potential liabilities relating to its properties and operations.
•	The cost of complying with regulations applicable to the properties in the Investment Corporation’s portfolio could adversely affect its results of operations.
•	The cost of complying with regulations applicable to the properties in the Investment Corporation’s portfolio could adversely affect its results of operations.
•	The Alternative Investment Fund Managers Directive (AIFMD) may negatively affect the Investment Corporation’s ability to market its units in the EEA and increase its compliance costs associated with the marketing of its units in the EEA.
•	The Investment Corporation’s units may be deemed to constitute “plan assets” for ERISA purposes, which may lead to the rescission of certain transactions, tax or fiduciary liability and the Investment Corporation being held in violation of ERISA requirements.

108

Ⅱ. Balance Sheets

	(Unit: thousand yen)

	As of March 31, 2019 (Reference Information)	As of September 30, 2019
Assets:
Current assets:
Cash and bank deposits	8,828,324	8,194,648
Cash and bank deposits in trust	1,011,677	980,693
Rental receivables	230,561	235,958
Prepaid expenses	283,101	302,458
Other current assets	6	1,563
Allowance for doubtful accounts	(7,513)	(5,440)
Total current assets	10,346,157	9,709,882
Fixed assets:
Property and equipment:
Buildings	101,106,670	99,671,443
Accumulated depreciation	(22,431,193)	(22,539,303)
Buildings, net	78,675,477	77,132,139
Structures	465,737	481,346
Accumulated depreciation	(223,660)	(232,315)
Structures, net	242,077	249,031
Machinery and equipment	462,900	464,952
Accumulated depreciation	(227,818)	(239,861)
Machinery and equipment, net	235,081	225,091
Tools, furniture and fixtures	719,665	737,560
Accumulated depreciation	(424,137)	(414,557)
Tools, furniture and fixtures, net	295,528	323,003
Land	75,429,240	76,981,325
Construction in progress	36,190	185,752
Buildings in trust	39,420,072	40,051,390
Accumulated depreciation	(4,990,201)	(5,497,428)
Buildings in trust, net	34,429,870	34,553,961
Structures in trust	210,709	212,354
Accumulated depreciation	(75,161)	(82,781)
Structures in trust, net	135,548	129,572
Machinery and equipment in trust	69,309	79,656
Accumulated depreciation	(33,626)	(35,810)
Machinery and equipment in trust, net	35,628	43,846
Tools, furniture and fixtures in trust	93,902	114,462
Accumulated depreciation	(39,947)	(47,455)
Tools, furniture and fixtures in trust, net	53,954	67,007
Land in trust	25,768,414	26,353,530
Construction in progress in trust	8,591	6,732
Total property and equipment	215,345,657	216,250,993
Intangible assets:
Leasehold right	546,283	546,283
Right of using water facilities	137	111
Trademark rights	207	124
Total intangible assets	546,628	546,519

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

109

	(Unit: thousand yen)

	As of March 31, 2019 (Reference Information)	As of September 30, 2019
Investments and other assets:
Lease deposits	10,743	10,743
Long-term prepaid expenses	482,207	450,495
Reserve fund for repair	150,509	156,778
Total investments and other assets	643,459	618,017
Total fixed assets	216,535,746	217,415,531
Deferred assets:
Investment corporation bond issuance costs	71,590	62,388
Total deferred assets	71,590	62,388
Total assets	226,953,493	227,187,801
Liabilities:
Current liabilities:
Operating accounts payable	487,617	525,444
Current portion of investment corporation bonds	2,000,000	3,700,000
Current portion of long-term loans	13,500,000	13,799,000
Other accounts payable	26,560	28,885
Accrued expenses	425,689	442,971
Income taxes payable	605	605
Consumption taxes payable	14,060	129,505
Advance received	368,711	378,493
Other current liabilities	18,735	14,044
Total current liabilities	16,841,979	19,018,949
Long-term liabilities:
Investment corporation bonds	11,800,000	10,100,000
Long-term loans	88,287,000	87,988,000
Leasehold and security deposits received	1,236,059	1,198,151
Leasehold and security deposits received in trust	429,774	423,264
Derivatives	24,233	12,081
Total long-term liabilities	101,777,068	99,721,497
Total liabilities	118,619,048	118,740,447
Net assets:
Unitholders’ equity:
Unitholders’ capital	91,715,714	91,715,714
Surplus:
Capital surplus	6,682,398	6,682,398
Voluntary reserve
Reserve for distribution	270,945	232,297
Reserve for temporary difference adjustment	*2 6,531,128	*2 6,463,797
Total voluntary reserve	6,802,074	6,696,094
Unappropriated retained earnings (Accumulated deficit)	3,158,492	3,365,228
Total surplus	16,642,964	16,743,720
Total unitholders’ equity	108,358,679	108,459,435
Valuation and translation adjustments:
Deferred gains or losses on hedges	(24,233)	(12,081)
Total valuation and translation adjustments	(24,233)	(12,081)
Total net assets	*1 108,334,445	*1 108,447,354
Total liabilities and net assets	226,953,493	227,187,801

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

110

Ⅲ. Statements of Operations

	(Unit: thousand yen)
	For the six months ended March 31, 2019 (Reference Information)	For the six months ended September 30, 2019
Operating revenues:
Rental revenues	*1 8,256,931	*1 8,118,544
Gain on sales of real estate properties	-	*2 341,620
Total operating revenues	8,256,931	8,460,165
Operating expenses:
Property-related expenses	*1 3,657,000	*1 3,565,364
Loss on sales of real estate properties	-	*3 197,726
Asset management fees	550,800	559,100
Directors’ compensations	6,000	6,000
Asset custody fees	13,491	13,549
Administrative service fees	37,097	37,183
Auditor’s fees	14,500	10,200
Provision of allowance for doubtful accounts	1,056	100
Other operating expenses	256,776	236,221
Total operating expenses	4,536,722	4,625,446
Operating income	3,720,209	3,834,718
Non-operating income:
Interest income	4	3
Miscellaneous income	22,840	68,399
Total non-operating income	22,844	68,403
Non-operating expenses:
Interest expenses	417,558	391,924
Finance-related expenses	155,645	135,333
Amortization of investment corporation bond issuance costs	9,201	9,201
Other non-operating expenses	1,611	1,582
Total non-operating expenses	584,017	538,041
Ordinary income	3,159,035	3,365,080
Income before income taxes	3,159,035	3,365,080
Income taxes – current	605	605
Total income taxes	605	605
Net income	3,158,430	3,364,475
Retained earnings brought forward	61	753
Unappropriated retained earnings (Accumulated deficit)	3,158,492	3,365,228

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

111

Ⅳ. Statements of Changes in Net Assets

For six months ended March 31, 2019 (Reference Information)

(Unit: thousand yen)
	Unitholders’ equity
	Unitholders’ capital	Surplus						Total unitholders’ equity
		Capital surplus	voluntary reserve			Unappropriated retained earnings (Accumulated deficit)	Total surplus
			Reserve for distribution	Reserve for temporary difference adjustment	Total voluntary reserve
Balance as of October 1, 2018	91,715,714	6,682,398	309,594	6,598,459	6,908,054	3,115,159	16,705,611	108,421,326
Changes of items during the period
Reversal of reserve for distribution			(38,648)		(38,648)	38,648	―	―
Reversal of reserve for temporary difference adjustment				(67,331)	(67,331)	67,331	―	―
Cash distributions paid						(3,221,077)	(3,221,077)	(3,221,077)
Net income						3,158,430	3,158,430	3,158,430
Net changes of items other than unitholders’ equity
Total changes of items during the period	―	―	(38,648)	(67,331)	(105,979)	43,332	(62,646)	(62,646)
Balance as of March 31, 2019	91,715,714	6,682,398	270,945	6,531,128	6,802,074	3,158,492	16,642,964	108,358,679

	Valuation and translation adjustments		Total net assets
	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of October 1, 2018	(52,226)	(52,226)	108,369,100
Changes of items during the period
Reversal of reserve for distribution			―
Reversal of reserve for temporary difference adjustment			―
Cash distributions paid			(3,221,077)
Net income			3,158,430
Net changes of items other than unitholders’ equity	27,992	27,992	27,992
Total changes of items during the period	27,992	27,992	(34,654)
Balance as of March 31, 2019	(24,233)	(24,233)	108,334,445

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

112

For six months ended September 30, 2019

(Unit: thousand yen)
	Unitholders’ equity
	Unitholders’ capital	Surplus						Total unitholders’ equity
		Capital surplus	voluntary reserve			Unappropriated retained earnings (Accumulated deficit)	Total surplus
			Reserve for distribution	Reserve for temporary difference adjustment	Total voluntary reserve
Balance as of April 1, 2019	91,715,714	6,682,398	270,945	6,531,128	6,802,074	3,158,492	16,642,964	108,358,679
Changes of items during the period
Reversal of reserve for distribution			(38,648)		(38,648)	38,648	―	―
Reversal of reserve for temporary difference adjustment				(67,331)	(67,331)	67,331	―	―
Cash distributions paid						(3,263,719)	(3,263,719)	(3,263,719)
Net income						3,364,475	3,364,475	3,364,475
Net changes of items other than unitholders’ equity
Total changes of items during the period	―	―	(38,648)	(67,331)	(105,979)	206,735	100,755	100,755
Balance as of September 30, 2019	91,715,714	6,682,398	232,297	6,463,797	6,696,094	3,365,228	16,743,720	108,459,435

	Valuation and translation adjustments		Total net assets
	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of April 1, 2019	(24,233)	(24,233)	108,334,445
Changes of items during the period
Reversal of reserve for distribution			―
Reversal of reserve for temporary difference adjustment			―
Cash distributions paid			(3,263,719)
Net income			3,364,475
Net changes of items other than unitholders’ equity	12,152	12,152	12,152
Total changes of items during the period	12,152	12,152	112,908
Balance as of September 30, 2019	(12,081)	(12,081)	108,447,354

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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Ⅴ. Notes

The financial statements consist of the Balance Sheets, Statements of Operations, Statements of Changes in Net Assets, and notes to the financial statements following the requirement in Article 129 (2) of the Act on Investment Trusts and Investment Corporations (Act No. 198 of June 4, 1951). With respect to the preparation of the financial statements, accounting treatments are in compliance with accounting principles generally accepted in Japan, presentations of the Balance Sheets, Statements of Operations, and Statements of Changes in Net Assets are in compliance with the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of April 20, 2006), and disclosures of the notes are based on article 57 through article 70 of the aforementioned ordinance. Significant Accounting Policies applied in preparation of the financial statements are as follows.

(Note to Going concern)

For the six months ended March 31, 2019 (Reference Information)	For the six months ended September 30, 2019
Not applicable.	Not applicable.

(Summary of Significant Accounting Policies)

By Period Item	For the six months ended March 31, 2019 (Reference Information)		For the six months ended September 30, 2019
1. Method of depreciation of fixed assets	(1) Property and equipment (including trust accounts) Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets as stated below.		(1) Property and equipment (including trust accounts) Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets as stated below.
	Buildings	1-60 years	Buildings	1-60 years
	Structures	4-60 years	Structures	4-60 years
	Machinery and equipment	6-24 years	Machinery and equipment	6-24 years
	Tools, furniture and fixtures	2-21 years	Tools, furniture and fixtures	2-21 years
	(2) Intangible assets Depreciation of intangible assets is calculated on a straight-line basis.		(2) Intangible assets Depreciation of intangible assets is calculated on a straight-line basis.
	(3) Long-term prepaid expenses Depreciation of long-term prepaid expenses is calculated on a straight-line basis.		(3) Long-term prepaid expenses Depreciation of long-term prepaid expenses is calculated on a straight-line basis.
2. Accounting for deferred assets	Investment corporation bond issuance costs Investment corporation bond issuance costs are amortized equally over the period up to the redemption of the investment corporation bonds.		Investment corporation bond issuance costs Investment corporation bond issuance costs are amortized equally over the period up to the redemption of the investment corporation bonds.
3. Standards for recognition of allowances

Allowance for doubtful accounts

Allowance for doubtful accounts is provided at the amount which is considered sufficient to cover possible losses on receivables, based on a case-by-case examination on collectability for doubtful and other specific receivables.

Allowance for doubtful accounts

Allowance for doubtful accounts is provided at the amount which is considered sufficient to cover possible losses on receivables, based on a case-by-case examination on collectability for doubtful and other specific receivables.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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By Period Item	For the six months ended March 31, 2019 (Reference Information)	For the six months ended September 30, 2019
4. Standards for recognition of revenues and expenses

Accounting for taxes on property and equipment
Property and equipment are subject to various taxes, such as property taxes and city planning taxes. The owner of properties is registered in a record maintained by the local government in each jurisdiction, and the taxes are imposed on the owner registered in the record, as of January 1, based on an assessment made by the local government.

When a property is purchased before January 1 of any given calendar year, such taxes for the previous year are imposed on the seller. The Investment Corporation pays the seller the corresponding tax amounts for the period from the property’s transfer date to December 31 of the previous year as part of the purchase prices of each property, and capitalizes these amounts as part of the cost of the property. The Investment Corporation expenses the taxes imposed on such properties as property-related expenses every calendar year when incurred.

Accounting for taxes on property and equipment
Property and equipment are subject to various taxes, such as property taxes and city planning taxes. The owner of properties is registered in a record maintained by the local government in each jurisdiction, and the taxes are imposed on the owner registered in the record, as of January 1, based on an assessment made by the local government.

When a property is purchased before January 1 of any given calendar year, such taxes for the previous year are imposed on the seller. The Investment Corporation pays the seller the corresponding tax amounts for the period from the property’s transfer date to December 31 of the previous year as part of the purchase prices of each property, and capitalizes these amounts as part of the cost of the property. The Investment Corporation expenses the taxes imposed on such properties as property-related expenses every calendar year when incurred.

5. Method of hedge accounting	(1) Method of hedge accounting In principle, the deferred hedge method is used. In cases where the interest swaps meet conditions for special treatment, special treatment is adopted.	(1) Method of hedge accounting In principle, the deferred hedge method is used. In cases where the interest swaps meet conditions for special treatment, special treatment is adopted.

(2) Hedging instruments and hedged items

Hedging instruments: Interest rate swap transactions

Hedged items: Interest on loans

(3) Hedging policy

The Investment Corporation conducts derivative transactions to hedge risks set out in the Articles of Incorporation pursuant to financial policy.

(4) Method for assessing the effectiveness of hedging

The effectiveness of hedging is assessed by comparing the cumulative changes in cash flows of the hedged items and the cumulative changes in cash flows of the hedging instruments, and examining the ratio of the amount of changes in both. However, evaluation of effectiveness is omitted in the case of interest rate swaps with special treatment.

(2) Hedging instruments and hedged items

Hedging instruments: Interest rate swap transactions

Hedged items: Interest on loans

(3) Hedging policy

The Investment Corporation conducts derivative transactions to hedge risks set out in the Articles of Incorporation pursuant to financial policy.

(4) Method for assessing the effectiveness of hedging

The effectiveness of hedging is assessed by comparing the cumulative changes in cash flows of the hedged items and the cumulative changes in cash flows of the hedging instruments, and examining the ratio of the amount of changes in both. However, evaluation of effectiveness is omitted in the case of interest rate swaps with special treatment.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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By period Item	For the six months ended March 31, 2019 (Reference Information)	For the six months ended September 30, 2019
6. Other significant matters serving as the basis for preparing financial statements

(1) Accounting for trust beneficiary interests in real estate

For trust beneficiary interests in real estate, all trust assets and liabilities as well as all income generated and expenses incurred in trusts are recorded in the relevant accounts on the Balance Sheets and Statements of Operations.

The following material items of the trust accounts recorded in the relevant accounts are separately listed on the Balance Sheets.

a. Cash and bank deposits in trust

b. Buildings in trust; Structures in trust; Machinery and equipment in trust; Tools, furniture and fixtures in trust; Land in trust; Construction in progress in trust

c. Leasehold right in trust

d. Leasehold and security deposits received in trust

(1) Accounting for trust beneficiary interests in real estate

For trust beneficiary interests in real estate, all trust assets and liabilities as well as all income generated and expenses incurred in trusts are recorded in the relevant accounts on the Balance Sheets and Statements of Operations.

The following material items of the trust accounts recorded in the relevant accounts are separately listed on the Balance Sheets.

a. Cash and bank deposits in trust

b. Buildings in trust; Structures in trust; Machinery and equipment in trust; Tools, furniture and fixtures in trust; Land in trust; Construction in progress in trust

c. Leasehold right in trust

d. Leasehold and security deposits received in trust

	(2) Accounting for consumption taxes The accounting for consumption taxes is tax exclusive, with the exception of fixed assets and deferred assets which are tax inclusive.	(2) Accounting for consumption taxes The accounting for consumption taxes is tax exclusive, with the exception of fixed assets and deferred assets which are tax inclusive.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(Notes to Balance Sheets)

As of March 31, 2019 (Reference Information)		As of September 30, 2019
*1. Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporation		*1. Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporation

¥50,000 thousand		¥50,000 thousand

*2. Provision and reversal of the reserve for temporary difference adjustment		*2. Provision and reversal of the reserve for temporary difference adjustment

(Unit: thousand yen)		(Unit: thousand yen)
	Reserve for distribution (Note)		Reserve for distribution (Note)
Initial amount	6,733,122	Initial amount	6,733,122
Balance as of October 1,2018	6,598,459	Balance as of April 1,2019	6,531,128
Provision of the reserve	―	Provision of the reserve	–
Reversal of the reserve	(67,331)	Reversal of the reserve	(67,331)
Balance as of March 31,2019	6,531,128	Balance as of September 30,2019	6,463,797
Grounds for provision and reversal of the reserve	Appropriation of distributions	Grounds for provision and reversal of the reserve	Appropriation of distributions
(Note) This reserve is the remaining balance of the amount subdivided into gain on negative goodwill in previous fiscal periods, and reversal of the reserve is scheduled to take place every fiscal period in an amount greater than or equal to the 50-year average starting from the fiscal period ending September 2017.		(Note) This reserve is the remaining balance of the amount subdivided into gain on negative goodwill in previous fiscal periods, and reversal of the reserve is scheduled to take place every fiscal period in an amount greater than or equal to the 50-year average starting from the fiscal period ending September 2017.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(Notes to Statements of Operations)

For the six months ended

March 31, 2019

(Reference Information)

For the six months ended

September 30, 2019

*1. Rental revenues and property-related expenses consisted of the following

(Unit: thousand yen)

A. Rental revenues

Rental revenues

(Rent income)	7,093,617
(Common area charges)	488,518
(Parking revenues)	311,352
(Incidental revenues)	55,031
(Others)	308,412
Total	8,256,931

B. Property-related expenses

Property-related expenses

(Management fees)	431,946
(Taxes)	520,948
(Utilities)	148,971
(Repairs)	406,633
(Insurance)	16,559
(Advertising)	193,047
(Trust fees)	6,875
(Depreciation)	1,834,566
(Others)	97,451
Total	3,657,000

*1. Rental revenues and property-related expenses consisted of the following

(Unit: thousand yen)

A. Rental revenues

Rental revenues

(Rent income)	6,930,855
(Common area charges)	474,632
(Parking revenues)	301,344
(Incidental revenues)	51,304
(Others)	360,408
Total	8,118,544

B. Property-related expenses

Property-related expenses

(Management fees)	415,214
(Taxes)	507,021
(Utilities)	132,582
(Repairs)	357,787
(Insurance)	14,999
(Advertising)	228,749
(Trust fees)	6,875
(Depreciation)	1,817,741
(Others)	84,393
Total	3,565,364

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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C. Net profit on operations of rental properties(A-B)	4,599,931

C. Net profit on operations of rental properties(A-B)	4,553,180

*2. Breakdown of net gain on sales of real estate properties

(Unit: thousand yen)

willDo Ishizuecho
Revenue from sales of real estate property	490,635
Cost of sales of real estate property	383,567
Other selling expenses	9,874
Gain on sales of real estate property	97,193

willDo Sasaguchi
Revenue from sales of real estate property	280,415
Cost of sales of real estate property	228,655
Other selling expenses	5,783
Gain on sales of real estate property	45,976

Joyful Sayama
Revenue from sales of real estate property	220,791
Cost of sales of real estate property	207,272
Other selling expenses	4,263
Gain on sales of real estate property	9,254

willDo HonChiba
Revenue from sales of real estate property	486,267
Cost of sales of real estate property	355,120
Other selling expenses	9,387
Gain on sales of real estate property	121,759

willDo Temmabashi
Revenue from sales of real estate property	345,939
Cost of sales of real estate property	296,253
Other selling expenses	5,922
Gain on sales of real estate property	43,763

willDo SakaisujiHommachi
Revenue from sales of real estate property	311,157
Cost of sales of real estate property	281,723
Other selling expenses	5,813
Gain on sales of real estate property	23,620

Ark Heim Niigata
Revenue from sales of real estate property	1,039,753
Cost of sales of real estate property	1,016,522
Other selling expenses	23,179
Gain on sales of real estate property	51

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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*3. Breakdown of net loss on sales of real estate properties

Lumiere Hachioji
Revenue from sales of real estate property	421,780
Cost of sales of real estate property	445,335
Other selling expenses	7,935
Loss on sales of real estate property	31,491

Maison Flora
Revenue from sales of real estate property	495,712
Cost of sales of real estate property	566,074
Other selling expenses	8,704
Loss on sales of real estate property	79,066

Johanna Mansion
Revenue from sales of real estate property	431,222
Cost of sales of real estate property	508,409
Other selling expenses	9,981
Loss on sales of real estate property	87,168

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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For the six months ended

March 31, 2019

(Reference Information)

For the six months ended

September 30, 2019

Total number of investment units authorized and number of investment units issued and outstanding

Total number of investment units authorized	5,000,000 units
Number of investment units issued and outstanding	1,640,060 units

Total number of investment units authorized and number of investment units issued and outstanding

Total number of investment units authorized	5,000,000 units
Number of investment units issued and outstanding	1,640,060 units

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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For the six months ended

March 31, 2019

(Reference Information)

For the six months ended

September 30, 2019

1. Significant components of deferred tax assets and liabilities

(Deferred tax assets)
Excess of allowance for doubtful accounts	¥2,367	thousand
Valuation difference of assets transferred at the merger (long-term prepaid expenses, etc.)	¥8	thousand
Valuation difference of assets transferred at the merger (land and buildings)	¥3,853,314	thousand
Impairment loss	¥654,604	thousand
Deferred losses on hedges	¥7,635	thousand
Tax loss carryforwards	¥159,027	thousand
Subtotal	¥4,676,957	thousand
Valuation allowance	¥(4,676,957)	thousand
Total	–	thousand
Deferred tax liabilities (net)	–	thousand

2. The reconciliation of tax rate differences between the statutory tax rate and the effective tax rate:

Statutory tax rate	31.51%
(Adjustment)
Deductible dividend distribution	(30.97)%
Expiration of tax loss carryforwards	7.99%
Change in valuation allowance	(8.52)%
Impact from change of tax rate	–%
Others	0.02%
Effective tax rate	0.02%

1. Significant components of deferred tax assets and liabilities

(Deferred tax assets)
Excess of allowance for doubtful accounts	¥1,714	thousand
Valuation difference of assets transferred at the merger (long-term prepaid expenses, etc.)	¥4	thousand
Valuation difference of assets transferred at the merger (land and buildings)	¥3,838,824	thousand
Impairment loss	¥652,528	thousand
Deferred losses on hedges	¥3,806	thousand
Tax loss carryforwards	¥131,882	thousand
Subtotal	¥4,628,760	thousand
Valuation allowance	¥(4,628,760)	thousand
Total	–	thousand
Deferred tax liabilities (net)	–	thousand

2. The reconciliation of tax rate differences between the statutory tax rate and the effective tax rate:

Statutory tax rate	31.51%
(Adjustment)
Deductible dividend distribution	(31.00)%
Expiration of tax loss carryforwards	0.81%
Change in valuation allowance	(1.32)%
Impact from change of tax rate	–%
Others	0.02%
Effective tax rate	0.02%

(Notes to Leases)

For the six months ended

March 31, 2019

(Reference Information)

For the six months ended

September 30, 2019

Not Applicable.

Not Applicable.

Note: This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(Notes on Financial Instruments)

For the six months ended March 31, 2019 (Reference Information)

1. Matters concerning status of financial instruments

(1) Policy for handling financial instruments

The Investment Corporation raises funds through bank loans, issuance of investment corporation bonds, issuance of investment units, etc. upon acquisition of real estate and trust beneficiary interests in real estate. Furthermore, as a principle, the Investment Corporation plans not to manage its assets using financial instruments, and investments in securities are limited to the holding of government bonds for pledge of deposit based on the Building Lots and Buildings Transaction Business Act.

Derivative transactions are used for the purpose of mitigating the risk of fluctuations in interest rates on loans and investment corporation bonds, and not for trading or speculative purposes.

(2) Description of financial instruments and associated risks, and the risk management structure

Use of the funds from loans and investment corporation bonds are funds for purchase of real estate and real estate trust beneficiary interests (including the expenses associated with the purchase), funds for refinancing of existing loans, or funds for repayment of investment corporation bonds.

Loans with floating interest rates are exposed to the risk of fluctuations in interest rates, but derivative transactions are used as a hedging instrument to limit the concerned risk. Concerning the method for assessing the effectiveness of hedging, the effectiveness of hedging is assessed by comparing the cumulative changes in cash flows of the hedged items and the cumulative changes in cash flows of the hedging instruments, and examining the ratio of the amount of change in both.

The execution and management of derivative transactions are conducted in accordance with the risk management policy on derivative transactions of the Investment Corporation. In addition, upon use of derivatives, transactions are entered into with only financial institutions that have high credit ratings in order to minimize credit risk.

In addition, loans and investment corporation bonds are exposed to liquidity risk, but the Investment Corporation manages the concerned risk by such means as preparing monthly cash management plans.

(3) Supplementary explanation on matters concerning fair value, etc. of financial instruments

In addition to values based on market value, the fair value of financial instruments includes values based on reasonable calculation when there is no market value. Certain preconditions, etc. are adopted in the calculation of the concerned values. Accordingly, there may be cases where the concerned values will vary when different preconditions, etc. are adopted. In addition, concerning the contract value of derivative transactions in “2. Matters concerning the fair value, etc. of financial instruments”, the amount itself is not a representation of the market risk of the derivative transactions.

2. Matters concerning the fair value, etc. of financial instruments

The carrying amount, fair value, and the difference between the carrying amount and the fair value were as follows:

For the six months ended March 31, 2019

	Carrying amount (thousand yen)	Fair value (Note 1) (thousand yen)	Difference (thousand yen)
(1) Cash and bank deposits	8,828,324	8,828,324	–
(2) Cash and bank deposits in trust	1,011,677	1,011,677	–
Total assets	9,840,001	9,840,001	–
(3) Current portion of long-term loans	2,000,000	2,006,200	6,200
(4) Current portion of long-term loans	13,500,000	13,503,596	3,596
(5) Investment corporation bonds	11,800,000	11,849,730	49,730
(6) Long-term loans	88,287,000	88,931,840	644,840
Total liabilities	115,587,000	116,291,366	704,366
(7) Derivative transactions (*)	(24,233)	(24,233)	–

(*)Assets and liabilities arising from derivative transactions are shown in the net amount, with parentheses when in a net liability position.

(Note 1) Method for determining the fair value of the financial instruments and derivative transactions

(1)	Cash and bank deposits; (2) Cash and bank deposits in trust

The carrying amounts were used as fair value of these items because the fair values are nearly equal to such carrying amounts as those are settled within a short period of time.

(3)	Current portion of investment corporation bonds; (5) Investment corporation bonds

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

123

The fair value of investment corporation bonds is based on reference values announced by Japan Securities Dealers Association.

(4)	Current portion of long-term loans; (6) Long-term loans

The fair value of long-term loans with floating interest rates is based on the book value as the fair value is approximately equal to the book value due to the condition in which the interest rate is renewed periodically. The fair value of long-term loans with fixed interest rates is calculated with a method in which the total amount of principal and interest is discounted by the logically estimated interest rate that would be applied if a similar loan was to be made.

Some long-term loans with floating interest rates are the hedged items for interest rate swaps (special treatment) (see “Notes on Derivative Transactions”), and the present values is calculated by discounting the combined total of principal and interest translated at the logically estimated rates of relevant interest rate swaps.

(7)	Derivative transactions

1)Derivatives to which hedge accounting is not applied: Not applicable.

2)Derivatives to which hedge accounting is applied: The contract amount or the amount equivalent to the principal provided in the contract, etc. as of the fiscal period-end date for each method of hedge accounting were as follows:

				(Unit: thousand yen)
Method of hedge accounting	Type of derivative transaction	Main hedged item	Contract amount(*1)		Fair value (*2)
				Over one year
Principle accounting method	Interest rate swap transaction Fixed rate payable and floating rate receivable	Loans	15,000,000	5,000,000	(24,233)
Preferential measure of interest rate swap	Interest rate swap transaction Fixed rate payable and floating rate receivable	Loans	51,288,000	51,288,000	(*3)
(*1) The contract amount is based on the notional principal amount.
(*2) The fair value is provided by the financial institution.
(*3) Interest rate swaps for which special treatment has been applied are accounted for together with loans designated as the hedged item. Therefore, their fair values are included in the fair value of the hedged loans.

(Note 2) Carrying amount of financial instruments whose fair value is deemed extremely difficult to be determined

Not applicable.

(Note 3) Maturity profile of monetary receivable subsequent to the fiscal period-end date

	Due within 1 year (thousand yen)	Due after 1 year, but within 2 years (thousand yen)	Due after 2 years, but within 3 years (thousand yen)	Due after 3 years, but within 4 years (thousand yen)	Due after 4 years, but within 5 years (thousand yen)	Due after 5 years (thousand yen)
Cash and bank deposits	8,828,324	–	–	–	–	–
Cash and bank deposits in trust	1,011,677	–	–	–	–	–

(Note 4) Maturity profile of long-term loans and other interest-bearing debt subsequent to the fiscal period-end date

	Due within 1 year (thousand yen)	Due after 1 year, but within 2 years (thousand yen)	Due after 2 years, but within 3 years (thousand yen)	Due after 3 years, but within 4 years (thousand yen)	Due after 4 years, but within 5 years (thousand yen)	Due after 5 years (thousand yen)
Current portion of investment corporation bonds	2,000,000	–	–	–	–	–
Current portion of long-term loans	13,500,000	–	–	–	–	–
Investment corporation bonds	–	1,700,000	3,000,000	–	–	7,100,000
Long-term loans	–	14,163,000	13,700,000	11,500,000	13,540,000	35,384,000

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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For the six months ended September 30, 2019

1. Matters concerning status of financial instruments

(1) Policy for handling financial instruments

The Investment Corporation raises funds through bank loans, issuance of investment corporation bonds, issuance of investment units, etc. upon acquisition of real estate and trust beneficiary interests in real estate. Furthermore, as a principle, the Investment Corporation plans not to manage its assets using financial instruments, and investments in securities are limited to the holding of government bonds for pledge of deposit based on the Building Lots and Buildings Transaction Business Act.

Derivative transactions are used for the purpose of mitigating the risk of fluctuations in interest rates on loans and investment corporation bonds, and not for trading or speculative purposes.

(2) Description of financial instruments and associated risks, and the risk management structure

Use of the funds from loans and investment corporation bonds are funds for purchase of real estate and real estate trust beneficiary interests (including the expenses associated with the purchase), funds for refinancing of existing loans, or funds for repayment of investment corporation bonds.

Loans with floating interest rates are exposed to the risk of fluctuations in interest rates, but derivative transactions are used as a hedging instrument to limit the concerned risk. Concerning the method for assessing the effectiveness of hedging, the effectiveness of hedging is assessed by comparing the cumulative changes in cash flows of the hedged items and the cumulative changes in cash flows of the hedging instruments, and examining the ratio of the amount of change in both.

The execution and management of derivative transactions are conducted in accordance with the risk management policy on derivative transactions of the Investment Corporation. In addition, upon use of derivatives, transactions are entered into with only financial institutions that have high credit ratings in order to minimize credit risk.

In addition, loans and investment corporation bonds are exposed to liquidity risk, but the Investment Corporation manages the concerned risk by such means as preparing monthly cash management plans.

(3) Supplementary explanation on matters concerning fair value, etc. of financial instruments

In addition to values based on market value, the fair value of financial instruments includes values based on reasonable calculation when there is no market value. Certain preconditions, etc. are adopted in the calculation of the concerned values. Accordingly, there may be cases where the concerned values will vary when different preconditions, etc. are adopted. In addition, concerning the contract value of derivative transactions in “2. Matters concerning the fair value, etc. of financial instruments”, the amount itself is not a representation of the market risk of the derivative transactions.

2. Matters concerning the fair value, etc. of financial instruments

The carrying amount, fair value, and the difference between the carrying amount and the fair value were as follows:

For the six months ended September 30, 2019

	Carrying amount (thousand yen)	Fair value (Note 1) (thousand yen)	Difference (thousand yen)
(1) Cash and bank deposits	8,194,648	8,194,648	–
(2) Cash and bank deposits in trust	980,693	980,693	–
Total assets	9,175,342	9,175,342	–
(3) Current portion of investment corporation bonds	3,700,000	3,709,090	9,090
(4) Current portion of long-term loans	13,799,000	13,799,000	–
(5) Investment corporation bonds	10,100,000	10,190,620	90,620
(6) Long-term loans	87,988,000	88,992,142	1,004,142
Total liabilities	115,587,000	116,690,852	1,103,852
(7) Derivative transactions (*)	(12,081)	(12,081)	–

(*)Assets and liabilities arising from derivative transactions are shown in the net amount, with parentheses when in a net liability position.

(Note 1) Method for determining the fair value of the financial instruments and derivative transactions

(1)	Cash and bank deposits; (2) Cash and bank deposits in trust

The carrying amounts were used as fair value of these items because the fair values are nearly equal to such carrying amounts as those are settled within a short period of time.

(3)	Current portion of investment corporation bonds; (5) Investment corporation bonds

The fair value of investment corporation bonds is based on reference values announced by Japan Securities Dealers Association.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(4)	Current portion of long-term loans; (6) Long-term loans

The fair value of long-term loans with floating interest rates is based on the book value as the fair value is approximately equal to the book value due to the condition in which the interest rate is renewed periodically. The fair value of long-term loans with fixed interest rates is calculated with a method in which the total amount of principal and interest is discounted by the logically estimated interest rate that would be applied if a similar loan was to be made.

Some long-term loans with floating interest rates are the hedged items for interest rate swaps (special treatment) (see “Notes on Derivative Transactions”), and the present values is calculated by discounting the combined total of principal and interest translated at the logically estimated rates of relevant interest rate swaps.

(7)	Derivative transactions

1)Derivatives to which hedge accounting is not applied: Not applicable.

2)Derivatives to which hedge accounting is applied: The contract amount or the amount equivalent to the principal provided in the contract, etc. as of the fiscal period-end date for each method of hedge accounting were as follows:

				(Unit: thousand yen)
Method of hedge accounting	Type of derivative transaction	Main hedged item	Contract amount(*1)		Fair value (*2)
				Over one year
Principle accounting method	Interest rate swap transaction Fixed rate payable and floating rate receivable	Loans	10,000,000	–	(12,081)
Preferential measure of interest rate swap	Interest rate swap transaction Fixed rate payable and floating rate receivable	Loans	55,338,000	55,338,000	(*3)
(*1) The contract amount is based on the notional principal amount.
(*2) The fair value is provided by the financial institution.
(*3) Interest rate swaps for which special treatment has been applied are accounted for together with loans designated as the hedged item. Therefore, their fair values are included in the fair value of the hedged loans.

(Note 2) Carrying amount of financial instruments whose fair value is deemed extremely difficult to be determined

Not applicable.

(Note 3) Maturity profile of monetary receivable subsequent to the fiscal period-end date

	Due within 1 year (thousand yen)	Due after 1 year, but within 2 years (thousand yen)	Due after 2 years, but within 3 years (thousand yen)	Due after 3 years, but within 4 years (thousand yen)	Due after 4 years, but within 5 years (thousand yen)	Due after 5 years (thousand yen)
Cash and bank deposits	8,194,648	–	–	–	–	–
Cash and bank deposits in trust	980,693	–	–	–	–	–

(Note 4) Maturity profile of long-term loans and other interest-bearing debt subsequent to the fiscal period-end date

	Due within 1 year (thousand yen)	Due after 1 year, but within 2 years (thousand yen)	Due after 2 years, but within 3 years (thousand yen)	Due after 3 years, but within 4 years (thousand yen)	Due after 4 years, but within 5 years (thousand yen)	Due after 5 years (thousand yen)
Current portion of investment corporation bonds	3,700,000	–	–	–	–	–
Current portion of long-term loans	13,799,000	–	–	–	–	–
Investment corporation bonds	–	3,000,000	–	–	–	7,100,000
Long-term loans	–	17,014,000	13,000,000	10,000,000	12,790,000	35,184,000

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(Notes on Investment and Rental Properties)

For the six months ended March 31, 2019 (Reference Information)

The Investment Corporation has rental residential properties in Tokyo and other areas for the purpose of earning rental revenues. The carrying amounts, net increase (decrease) during the period and fair value of such rental residential properties were as follows:

(Unit: thousand yen)

Type	Carrying amount (Note 1)			Fair value at the end of the period (Note 3)
	Balance at the beginning of the period	Net increase (decrease) during the period (Note 2)	Balance at the end of the period
Rental residential properties	216,575,340	(728,044)	215,847,296	264,805,000
Total	216,575,340	(728,044)	215,847,296	264,805,000

(Note 1)The carrying amounts represented the amount after deducting the accumulated depreciation and impairment loss from the acquisition costs (including incidental expenses upon acquisition).

(Note 2) Major decrease during the period was due to depreciation.

(Note 3)Fair value at the end of the period was based on the appraisal value or investigation value estimated by external real-property appraisers.

Profit or loss from the rental properties is listed in Notes to Statements of Operations.

For the six months ended September 30, 2019

The Investment Corporation has rental residential properties in Tokyo and other areas for the purpose of earning rental revenues. The carrying amounts, net increase (decrease) during the period and fair value of such rental residential properties were as follows:

(Unit: thousand yen)

Type	Carrying amount (Note 1)			Fair value at the end of the period (Note 3)
	Balance at the beginning of the period	Net increase (decrease) during the period (Note 2)	Balance at the end of the period
Rental residential properties	215,847,296	757,606	216,604,903	272,304,000
Total	215,847,296	757,606	216,604,903	272,304,000

(Note 1)The carrying amounts represented the amount after deducting the accumulated depreciation and impairment loss from the acquisition costs (including incidental expenses upon acquisition).

(Note 2) The net increase (decrease) of the period consists of major increase by acquisition of 3 properties and trust beneficiary interest in 1 property (5,766,882 thousand yen), and major decrease by sales of trust beneficiary interest in 10 properties (5,462,884 thousand yen) and depreciation.

(Note 3)Fair value at the end of the period was based on the appraisal value or investigation value estimated by external real-property appraisers.

Profit or loss from the rental properties is listed in Notes to Statements of Operations.

(Notes on Restriction on Asset Management)

For six months ended March 31, 2019 (Reference Information)	For six months ended September 30, 2019
Not applicable.	Not applicable.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

127

(Notes on Related-Party Transactions)

For the six months ended March 31, 2019 (Reference Information)

Type	Name	Description of business or occupation	Percentage of investment units, etc. held in (by) related party	Description of transaction	Amount of transaction (thousand yen)	Account item	Balance at the end of the period (thousand yen)
Asset Manager	Daiwa Real Estate Asset Management Co. Ltd.	Investment management business	0.04%	Management fee	900	Accrued expenses	486
Other related company	Daiwa Securities Group, Inc.	Ownership, management and control of company operating financial instruments and exchange business	3.35%	Rental revenues, etc	10,616	Advance received	2,129
						Leasehold and security deposits received	2,306
						Leasehold and security deposits received in trust	220
Other related company	Daiwa Securities Co. Ltd.	Financial instrument business and other related work such as trading, brokerage, intermediation,and underwriting of securities, etc	0.02%	Payment for interest rate swap transaction	1,945	Accrued expenses	95
Asset custody company	Mitsubishi UFJ Trust and Banking Corporation	Banking and trust business	1.86%	Agent commissions	26,322	Accrued expenses	14,058
				Transfer agent fees	9,664	Accrued expenses	2,040
				Trust fee	3,650	Operating accounts payable	–

(Note 1) Consumption taxes are not included in transaction amounts, but are included in the balance at the end of the period.

(Note 2) The terms and conditions were determined based on market conditions.

(Note 3) Daiwa Real Estate Asset Management Co. Ltd. merged with the effective date of October 10, 2018 as Daiwa Real Estate Asset Management Co. Ltd. as the surviving company and Mi-Casa Asset Management Inc. as the absorbed company.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

128

For the six months ended September 30, 2019

Type	Name	Description of business or occupation	Percentage of investment units, etc. held in (by) related party	Description of transaction	Amount of transaction (thousand yen)	Account item	Balance at the end of the period (thousand yen)
Asset Manager	Daiwa Real Estate Asset Management Co. Ltd.	Investment management business	0.04%	Management fee	900	Accrued expenses	486
Other related company	Daiwa Securities Group, Inc.	Ownership, management and control of company operating financial instruments and exchange business	3.35%	Rental revenues, etc	12,829	Advance received	2,110
						Leasehold and security deposits received	2,306
						Leasehold and security deposits received in trust	417
Other related company	Daiwa Securities Co. Ltd.	Financial instrument business and other related work such as trading, brokerage, intermediation,and underwriting of securities, etc	0.01%	Payment for interest rate swap transaction	1,905	Accrued expenses	56
Asset custody company	Mitsubishi UFJ Trust and Banking Corporation	Banking and trust business	1.99%	Agent commissions	26,440	Accrued expenses	14,356
				Transfer agent fees	9,632	Accrued expenses	2,127
				Trust fee	3,650	Operating accounts payable	–

(Note 1) Consumption taxes are not included in transaction amounts, but are included in the balance at the end of the period.

(Note 2) The terms and conditions were determined based on market conditions.

(Notes on Per Unit Information)

For the six months ended March 31, 2019 (Reference Information)		For the six months ended September 30, 2019
Net assets per unit	¥66,055	Net assets per unit	¥66,124
Net income per unit	¥1,925	Net income per unit	¥2,051

Net income per unit was calculated by dividing net income by the daily weighted average number of investment units.

Diluted net income per unit was not stated because there were no diluted investment units.

Net income per unit was calculated by dividing net income by the daily weighted average number of investment units.

Diluted net income per unit was not stated because there were no diluted investment units.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

129

(Note)	The basis for calculating net income per unit was as follows:
	For the six months ended March 31, 2019 (Reference Information)	For the six months ended September 30, 2019
Net income (thousand yen)	3,158,430	3,364,475
Amount not attributable to common unitholders (thousand yen)	–	–
Net income attributable to common investment units (thousand yen)	3,158,430	3,364,475
Average number of investment units during the period (units)	1,640,060	1,640,060

(Notes on Significant Subsequent Events)

For the six months ended September 30, 2019

A. Conclusion of Merger Agreement between the Investment Corporation and Nippon Healthcare Investment Corporation (hereinafter “NHI”; collectively with the “Investment Corporation,” referred to as the “Investment Corporations”)

The Investment Corporations have decided, at the Board of Directors Meeting of each corporation held on November 19, 2019, to execute an absorption-type merger (hereinafter the “Merger”) whereby the Investment Corporation is the surviving corporation and NHI is the absorbed corporation effective on April 1, 2020, and concluded the Merger Agreement on November 19, 2019.

(a) Purpose of the Merger

While the Investment Corporations have so far implemented various measures capitalizing on their features, such as ones described below, in order to secure stable revenues over the medium to long term as well as to steadily expand asset size, they have also identified issues alongside.

Specifically, while the Investment Corporation have taken in solid demand for rental housing centering on the three major metropolitan areas including the 23 wards of Tokyo as well as in other areas building a stable portfolio (total acquisition price: ¥227.8 billion) and realizing continuous growth in distribution, it has been affected, just like other REITs specializing in residential properties have, by changes in the supply-demand environment in the rental housing investment market, such as intensifying competition for acquiring prime properties, decreasing acquisition opportunities, etc. under the extended period of low interest rate environment. On a more recent front, the Investment Corporation announced new medium-term targets in May 2019, held out property replacement strategy prioritizing an improvement of portfolio quality and has pressed ahead with the replacement steadily. However, it is expected that a certain period of time (around three to five years) is required until its completion.

As for NHI (main business: real estate investment trust), it has built up an expertise in healthcare assets, which is a growth area, against the backdrop of social demand for more facilities and residences for the elderly in the macro environment presenting Japan’s demographic issues of decreasing young people and increasing ratio of the elderly population; established trust relationships with operators through businesses; and accumulated an extensive operational track record. However, it sees limited opportunities for external growth because of the stagnating investment unit price, etc. attributable to its small asset size.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

130

Under such circumstances, the merger of the Investment Corporations that entrust management of their assets to the same asset management company, have the same sponsor and invest in assets that have a certain degree of affinity from the perspective of properties being “places to live/reside” for a wide range of age groups including single households, DINKS (working couples with no children), families and the elderly will expand investment targets from their respective original targets of rental housing and healthcare facilities to include similar asset types. This will enable the Investment Corporation to secure opportunities to invest in other asset types when opportunities for acquiring properties decrease due to the supply-demand balance in the rental housing investment market, and to secure opportunities to acquire healthcare facilities warehoused by their mutual sponsor after the Merger. On the other hand, NHI will be able to secure opportunities for a large-scale external growth with equity financing through issuance of investment units that becomes more probable against the background of expanded asset size and market cap, and to improve stability of portfolio revenues and diversification of risks. As such, the Merger was judged to contribute to solve above-mentioned issues for the Investment Corporations. Furthermore, the Investment Corporations share the view that the cap rates for rental housing and healthcare facilities have almost converged due to the reduced credit risks of healthcare operators, which were previously considered as an issue, as a result of progress in the healthcare industry reorganization led by major companies as well as the entry of new companies. Thus the Investment Corporations judged that combining the features and strengths of both corporations and operating as “a REIT that provides pleasant residential space suitable for each life stage” through the Merger will, more assuredly, enable pursuit of further growth of the Investment Corporations and also of maximization of unitholder value from securement of revenues and stabilization/enhancement of distribution realized through the growth, and concluded the Merger Agreement today.

(b) Method of the Merger

The Merger will be an absorption-type merger whereby the Investment Corporation is the surviving corporation, and NHI will be dissolved as a result of the Merger.

(c) Merger Ratio

	The Investment Corporation (Surviving corporation)	NHI (Absorbed corporation)
Allocation of Units under the Merger	1	2.05
(Note 1)	The number of the Investment Corporation’s new investment units to be issued under the Merger : 152,995 units (planned).
(Note 2)	Fractions of less than one unit will be generated for the number of investment units to be allocated through the allocation of 2.05 units of the Investment Corporation per unit of NHI. These fractional units will be sold through market trading pursuant to statutory provisions, and the proceeds from the sale will be delivered to the unitholders who are allocated fractions, in proportion to the size of their fractional units to be allocated.

(d) Payment on the Merger

After the Merger, instead of cash distributions to the unitholders of NHI for NHI’s last fiscal period from November 1, 2019 to March 31, 2020, the Investment Corporation, the surviving corporation, will, within a reasonable period after the effective date of the Merger, make a payment on the Merger based on the distributable amount of NHI to the unitholders of NHI (the unitholders listed or recorded on the final unitholders register of NHI as of the day immediately prior to the effective date of the Merger (excluding the unitholders of NHI who have demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Act on Investment Trusts and Investment Corporations (excluding unitholders who have withdrawn the said purchase demand) (hereinafter the “Allotted Unitholders”)) or the registered pledgees of investment units held by Allotted Unitholders, in an amount equivalent to the cash distributions for the above mentioned fiscal period (the payment will be the amount of distributable profit of NHI as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Unitholders of NHI from (b) the total number of investment units issued and outstanding of NHI, as of the day immediately prior to the effective date of the Merger (rounded down to the nearest yen). The same applies hereinafter.).

B. Decision on Disposition of Assets

The Investment Corporation entered into a purchase and sale contract on November 19, 2019 to dispose the following assets, and plans to dispose them contingent upon the Merger taking effect, etc.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

131

Name of property	Asset type	Proposed disposition price (JPY thousand) (Note 1)	Contract date	Proposed disposition date	Counterparty
willDo Kita 24 jo	Real estate	286,000	November 19, 2019	April 1, 2020	(Note 2)
Gran Casa Minami13jo	Real estate	406,000			(Note 2)
Gran Casa Minami9jo	Real estate	461,000			(Note 2)
willDo Nishishitadaicho	Real estate	593,000			(Note 2)
Grand Maison Shichifuku	Real estate	300,000			(Note 2)
Living Stage Higashi-Sendai	Trust beneficiary right	363,000			(Note 4)
willDo Koshigaya	Real estate	575,000			(Note 2)
Site Pia	Real estate	456,000			(Note 3)
willDo Niiza	Real estate	585,000			(Note 2)
Excelsior Sakae	Real estate	545,000			(Note 2)
willDo Hibino	Real estate	311,000			(Note 2)
willDo Inaei	Real estate	648,000			(Note 2)
willDo Yokkaichi Unomori	Real estate	563,000			(Note 2)
Abreast Sakuragawa	Real estate	507,000			(Note 2)
Prospect Bishoen	Real estate	330,000			(Note 2)
Royal Garden Shinrin Koen	Real estate	280,000			(Note 2)
Green Park Komatsujima	Real estate	421,000			(Note 2)
Dia Palace Izumizaki	Real estate	316,000			(Note 2)
Living Stage Minami-Sendai	Trust beneficiary right	222,000			(Note 4)
Takasagoseki Nibankan	Trust beneficiary right	757,000			(Note 4)
Iruma-ekimae Building	Real estate	1,730,000			(Note 3)
Iruma-ekimae Building No. II	Real estate	648,000			(Note 3)
Chez Moi Sakuragaoka	Real estate	634,000			(Note 3)
Corinne Tsudanuma	Real estate	348,000			(Note 2)
Chigasaki Daikan Plaza	Real estate	483,000			(Note 2)
Winbell Chorus Hiratsuka No. 13	Real estate	358,000			(Note 2)
Prospect Katsura	Real estate	480,000			(Note 2)
Total	–	13,606,000	–	–	–
(Note 1)	Proposed disposition price excludes sales expenses, fixed asset tax and city planning tax adjustments, and consumption tax and local consumption tax.
(Note 2)	The counterparty is Daiwa PI Partners Co. Ltd. Concerning the 20 properties to be disposed to Daiwa PI Partners Co. Ltd., the purchase and sale contracts for the properties to be disposed stipulate that Daiwa PI Partners Co. Ltd., the buyer, may transfer the contractual status of a buyer to a third party (which must be (1) an enterprise for qualified special investors filed pursuant to the Article 59, Paragraph 2 of the Act on Specified Joint Real Estate Ventures; (2) a Godo Kaisha which entrusts its service for qualified special investors to Nozomi Finance & Consulting Co. Ltd. and receives silent partnership investment only from the buyer; and (3) reasonably judged to be not inappropriate as a successor by the Investment Corporation, the seller, and the Asset Manager.); and transfer of contractual status of a buyer to several newly established SPCs in which only Daiwa PI Partners Co. Ltd. makes silent partnership investment is scheduled before April 1, 2020, which is the planned disposition date. In the event that the succession of status is not executed before the settlement date for reasons such as SPCs not being formulated before April 1, 2020, Daiwa PI Partners Co. Ltd. will be obliged to acquire the properties.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

132

(Note 3)	The counterparty is G.K. Nemophila.
(Note 4)	The counterparty is Nozomi Finance & Consulting Co. Ltd.
(Note 5)	The counterparties for the assets to be disposed are indirectly-owned subsidiaries of DSGI, the parent company of the Asset Manager, and others. Since the counterparties fall under the category of interested persons under the Act on Investment Trusts and Investment Corporations and also fall under the category of interested party, etc. under the internal rules on dealings with interested parties of the Asset Manager, the Asset Manager has conducted the decision-making procedures set forth in the rules on dealings with interested parties upon making disposition transactions for the assets to be disposed with the counterparties. Although the transactions fall under the category of transactions stated in the items in the Article 245-2, Paragraph 1 of the Ordinance for Enforcement of the Act on Investment Trusts and Investment Corporations, approval of the board of directors has been obtained considering the nature of the series of transactions associated with the Merger.

C. Issuance of Investment Units by Way of Third-Party Allotment

The Investment Corporation decided, at the Board of Directors Meeting~~s~~ of the Investment Corporation~~s~~ held on November 19, 2019, to issue new investment units by way of third-party allotment (the “Third-Party Allotment”) for the purpose of allocating the fund for acquisition of specified assets. The Third-Party Allotment has the effectuation of the Merger, for which an agreement was concluded on November 19, 2019 between the Investment Corporation and NHI, and such as conditions precedent.

(Summary of issuance of new investment units)

Number of new investment units to be issued	262,891 units
Issue amount	¥98,900 per unit (Note 1)
Total issue amount	¥25,999,919,900
Way of Offering or Allotment	By way of third-party allotment.
Subscription date	March 31, 2020 (Tuesday)
Payment date	April 1, 2020 (Wednesday)
Planned subscriber and number of allotted investment units	Daiwa Securities Group Inc.: 252,780 units Good Time Living Co. Ltd.: 10,111 units
Subscription Units	Per one (1) unit, with one (1) unit or over
Investment units offering handling agent	Daiwa Securities Co. Ltd.
Other	Each item described above is subject to the effectuation of the registration under the Financial Instruments and Exchange Act, effectuation of the Merger, effectuation of the Investment Unit Split (Note), etc.
(Note)	The issue amount is the amount derived by dividing (a) the closing price (¥98,900) on the business day preceding the day on which the Board of Directors Meetings of the Investment Corporations resolved the Third-Party Allotment (November 18, 2019).

D. Acquisition of Asset

The Investment Corporation acquired the following property on October 29, 2019.

Name of property	Asset type	Location	Acquisition price (JPY thousand) (Note 1)	Contract date	Acquisition date	Counterparty
Gran Casa Honkomagome	Real estate	Bunkyo-ku, Tokyo	1,500,000	May 31, 2019	October 29, 2019	Not disclosed (Note 2)
(Note 1)	The amount (the sale price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	The counterparty is a domestic company, whose name is not disclosed because the counterparty’s consent has not been obtained.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

133

In addition, the Investment Corporation acquired the following property on September 20, 2019.

Name of property	Asset type	Location	Proposed acquisition price (JPY thousand) (Note 1)	Contract date	Scheduled acquisition date	Counterparty
(Temporary name) Sengoku 4-chome PJ	Real estate	Bunkyo-ku, Tokyo	1,480,000	September 20, 2019	April 10, 2020	Not disclosed (Note 2)
(Note 1)	The amount (the sale price of the real estate recorded in the purchase and sale contract) that does not include the expenses required for the acquisition of the property (intermediation fees, taxes and public dues, etc.) is stated.
(Note 2)	The counterparty is a domestic company, whose name is not disclosed because the counterparty’s consent has not been obtained.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

134

Ⅵ. Statement of Cash Distributions (Reference Information)

Item	For six months ended March 31, 2019 (Reference Information)	For six months ended September 30, 2019
I. Unappropriated retained earnings	¥3,158,492,631	¥3,365,228,470
II. Reversal of voluntary reserve
Reversal of reserve for distribution	¥38,648,625	–
Reversal of the reserve for temporary difference adjustment	*1 ¥67,331,221	*1 ¥124,387,705
III. Amount of distributions	¥3,263,719,400	¥3,345,722,400
[Amount of distributions per investment unit]	(¥1,990)	(¥2,040)
IV. Voluntary reserve
Reserve for distribution	–	¥143,893,775
V. Retained earnings carried forward	¥753,077	–
Method for calculating the amount of distributions	The cash distribution policy set out in Article 15, Paragraph 1 of the Articles of Incorporation of the Investment Corporation stipulates that the amount of distributions shall exceed the amount equivalent to 90% of “profit available for distribution” as provided for in Article 67-15 of the Special Taxation Measures Law. Based on this policy, the decision was made to distribute, as a distribution of profits, ¥3,263,719,400 which was the maximum integral multiple of 1,640,060 investment units issued and an amount not exceeding the amount obtained by adding ¥67,331,221 of reversal of reserve for temporary difference and ¥38,648,625 of reversal of reserve for distribution to ¥3,158,492,631 of unappropriated retained earnings. The cash distribution in excess of profits set out in Article 15, Paragraph 3 of the Articles of Incorporation of the Investment Corporation will not take place.	The cash distribution policy set out in Article 15, Paragraph 1 of the Articles of Incorporation of the Investment Corporation stipulates that the amount of distributions shall exceed the amount equivalent to 90% of “profit available for distribution” as provided for in Article 67-15 of the Special Taxation Measures Law. Based on this policy, the decision was made to distribute, as a distribution of profits, ¥3,345,722,400 which was the maximum integral multiple of 1,640,060 investment units issued and an amount not exceeding the amount obtained by transfering ¥143,893,775 to reserve for distribution from ¥3,365,228,470 of unappropriated retained earnings and then adding ¥124,387,705 of reversal of reserve for temporary difference. The cash distribution in excess of profits set out in Article 15, Paragraph 3 of the Articles of Incorporation of the Investment Corporation will not take place.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

135

(Notes on Statement of Cash Distributions) (Reference Information)

For six months ended March 31, 2019 (Reference Information)	For six months ended September 30, 2019

*1.　Reserve for Temporary different Adjustment

The transitional measures of Paragraph 3 of the Supplementary Provisions of the “Ordinance on Accountings of Investment Corporations” (Cabinet Office Ordinance No. 27 of 2015) have been applied, ¥6,733,122,069 in dividend reserve that is the remaining balance of the amount subdivided into gain on negative goodwill in previous fiscal periods has been transferred to reserve for temporary difference adjustment in the statements of cash distributions for the fiscal period ending March 2017. Starting from the fiscal period ending September 2017 which is the following fiscal period in which the transfer to the reserve was made, reversal of the concerned reserve is required every fiscal period in an amount greater than or equal to the 50-year average (greater than or equal to ¥67,331,221). As such, the reversal of ¥67,331,221 was performed for the fiscal period ending March 2019.

*1.　Reserve for Temporary different Adjustment

The transitional measures of Paragraph 3 of the Supplementary Provisions of the “Ordinance on Accountings of Investment Corporations” (Cabinet Office Ordinance No. 27 of 2015) have been applied, ¥6,733,122,069 in dividend reserve that is the remaining balance of the amount subdivided into gain on negative goodwill in previous fiscal periods has been transferred to reserve for temporary difference adjustment in the statements of cash distributions for the fiscal period ending March 2017. Starting from the fiscal period ending September 2017 which is the following fiscal period in which the transfer to the reserve was made, reversal of the concerned reserve is required every fiscal period in an amount greater than or equal to the 50-year average (greater than or equal to ¥67,331,221). As such, the reversal of ¥124,387,705 was performed for the fiscal period ending September 2019.

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

136

Ⅶ. Statements of Cash Flow (Reference Information)

		(Unit: thousand yen)
	For six months ended March 31, 2019	For six months ended September 30, 2019
Cash flows from operating activities:
Income before income taxes	3,159,035	3,365,080
Depreciation	1,834,566	1,817,741
Amortization of long-term prepaid expenses	127,530	110,034
Amortization of investment corporation bond issuance costs	9,201	9,201
Interest income	(4)	(3)
Interest expenses	417,558	391,924
Increase (Decrease) in allowance for doubtful accounts	(1,013)	(2,073)
Decrease (Increase) in rental receivables	(7,322)	(5,396)
Decrease (Increase) in prepaid expenses	(54,014)	(39,927)
Increase (Decrease) in operating accounts payable	118,378	(93,542)
Increase (Decrease) in consumption taxes payable	12,395	115,445
Increase (Decrease) in other accounts payable	(1,244)	(4,286)
Increase (Decrease) in accrued expenses	(4,477)	13,052
Increase (Decrease) in rents received in advance	2,948	9,781
Decrease due to sales of property and equipment in trust	-	4,288,936
Long-term prepaid expenses paid	(106,930)	(57,752)
Other - net	(5,336)	(16,835)
Sub-total	5,501,273	9,901,380
Interest received	4	3
Interest paid	(411,112)	(398,052)
Income taxes paid	(605)	(605)
Net cash provided by (used in) operating activities	5,089,560	9,502,726
Cash flows from investing activities:
Purchases of property and equipment	(1,162,600)	(5,704,364)
Purchases of property and equipment in trust	(348,605)	(1,155,414)
Net increase (decrease) in leasehold and security deposits received	(22,926)	(37,908)
Net increase (decrease) in leasehold and security deposits received in trust	2,156	(6,510)
Proceeds from reimbursement of investment securities	10,000	-
Payments for deposits	(10,000)	-
Net cash provided by (used in) investing activities	(1,531,976)	(6,904,197)
Cash flows from financing activities:
Proceeds from long-term loans	14,203,000	7,050,000
Repayments of long-term loans	(14,203,000)	(7,050,000)
Cash dividends paid	(3,221,482)	(3,263,187)
Net cash provided by (used in) financing activities	(3,221,482)	(3,263,187)
Net increase (decrease) in cash and cash equivalents	336,101	(664,659)
Cash and cash equivalents at the beginning of the fiscal period	9,503,899	9,840,001
Cash and cash equivalents at the end of the fiscal period	*1 9,840,001	*1 9,175,342

(Note) The Statements of Cash Flow is based on “Regulations Concerning Terminology, Forms, and Preparation Methods of Financial Statements” (Ministry Finance Regulation No.59 1963) and is attached for reference information. The Statements of Cash Flow is not audited because it is not the subject of audit based on provisions of the Act on Investment Trusts and Investment Corporations (Act No.130).

Note:	This press release was prepared as a public announcement regarding convocation of unitholders’ general meeting regarding the approval of merger agreement, etc. and was not prepared with the aim of soliciting investments.

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(Notes on Matters Concerning Significant Accounting Policies) (Reference Information)

By period Item	For six months ended March 31, 2019	For six months ended September 30, 2019
Scope of funds on the Statements of Cash Flow	The funds (cash and cash equivalents) on the Statements of Cash Flows consist of cash on hand, cash held in trust, bank deposits that can be withdrawn at any time, bank deposits held in trust and short-term investments, with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of value fluctuation.	The funds (cash and cash equivalents) on the Statements of Cash Flows consist of cash on hand, cash held in trust, bank deposits that can be withdrawn at any time, bank deposits held in trust and short-term investments, with a maturity of 3 months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of value fluctuation.

(Notes on Statements of Cash Flow) (Reference Information)

For six months ended March 31, 2019			For six months ended September 30, 2019
*1. Reconciliation of cash and cash equivalents at the end of the fiscal period with the amount of the accounts on the Balance Sheets was as follows:			*1. Reconciliation of cash and cash equivalents at the end of the fiscal period with the amount of the accounts on the Balance Sheets was as follows:
(As of March 31, 2019)			(As of September 30, 2019)
Cash and bank deposits	¥8,828,324	thousand	Cash and bank deposits	¥8,194,648	thousand
Cash and bank deposits in trust	¥1,011,677	thousand	Cash and bank deposits in trust	¥980,693	thousand
Cash and cash equivalents	¥9,840,001	thousand	Cash and cash equivalents	¥9,175,342	thousand

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